
10015634


LIBERTY
INTERNATIONAL

Liberty International PLC

Annual Report 2009

Overview

Strategy & KPIs

Operating review

Financial review & Risk

Corporate responsibility

Governance

Accounts

Other information

** These sections of the report include items required to be stated in accordance with Section 417 of the Companies Act 2006 – Business Review*

Additional information on 2009 performance is provided in the 2009 Annual Results Presentation to analysts, available for download from www.liberty-international.co.uk


LIBERTY
INTERNATIONAL

23 April 2010

Dear Shareholder

Liberty International PLC – 2009 ANNUAL REPORT

Please note that the Annual Report for 2009 was printed on 9 March 2010 but its publication was delayed due to the recent Extraordinary General Meeting of shareholders held on 7 April 2010 at which the demerger of the Capital & Counties business from Liberty International was approved.

Accordingly we would like to take this opportunity to provide shareholders with up to date information relating to (i) substantial shareholdings and (ii) Directors' interests.

Substantial shareholdings (page 46)

As at 14 April 2010, Liberty International had been notified of the following substantial holdings of voting rights over its ordinary shares:

The family interests of Sir Donald Gordon 92,143,203 (14.82 per cent)
Public Investment Corporation 35,565,906 (5.71 per cent)
Simon Property Group, Inc. 35,355,794 (5.69 per cent)
Coronation Asset Management (Pty) Limited 31,650,379 (5.09 per cent)
Investec Asset Management (Pty) Limited 31,396,024 (5.04 per cent)
BlackRock, Inc. 30,491,365 (4.90 per cent)
Sanlam Investment Management (Pty) Limited 24,663,053 (3.97 per cent)
Legal & General Investment Management Limited 24,193,256 (3.89 per cent)
Government of Singapore Investment Corporation Private Limited 20,474,111 (3.29 per cent).

Directors' interests (page 114 – (C) dealings since 31 December 2009)

Following the year end, the interests in Liberty International ordinary shares of certain Directors altered following the vesting of prior years' bonus shares on 10 March 2010. Accordingly, their interests are as stated below:

Name	Shares vested	Shares sold @ £4.86 per share	Shares retained	Holding @ 12 April 2010
D.A. Fischel	99,513	40,801	58,712	549,322
K.E. Chaldecott	36,220	14,851	21,369	76,315
I.C. Durant	31,685	31,685	–	–
I.D. Hawksworth	67,876	67,876	–	339

No other Director had any dealings in the shares of any group company between 31 December 2009 and 14 April 2010.



Susan Folger
Company Secretary

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO. 3685527 REGISTERED OFFICE: 40 BROADWAY LONDON SW1H 0BT

Our business

Liberty International PLC is one of the UK's largest listed property companies, a UK Real Estate Investment Trust (REIT) and a constituent of the FTSE 100 Index of the UK's leading listed companies. The Group's activities are focused through two property businesses, CSC and Capco.

Capital Shopping Centres (CSC)

CSC specialises in the ownership, management and development of prime UK regional shopping centres. It currently has interests in 13 prime UK regional shopping centres with nine of the top 30 in the UK and is the market leader in its field.

Capital & Counties (Capco)

Capital & Counties is one of the largest central London focused property investment and development companies with assets of £1.2 billion, 3.5 million sq. ft., located predominantly in west London and the West End, and £0.3 billion, 2.6 million sq. ft., located in California, USA.

Highlights of the year

Financial highlights

	Year ended 31 December 2009	Year ended 31 December 2008
Net rental income	**£371m**	£384m
Deficit on revaluation and sale of investment and development property	**£(768)m**	£(2,057)m
Change in fair value of derivative financial instruments	**£417m**	£(665)m
Loss before tax	**£(329)m**	£(2,662)m
Underlying earnings[1]	**£91m**	£105m
Total properties	**£6,207m**	£7,108m
Net external debt[2]	**£3,176m**	£4,100m
Debt to asset ratio	**51%**	58%
Net assets (diluted, adjusted)	**£2,946m**	£2,798m
Adjusted earnings per share	**18.3p**	29.0p
Dividend per share (including proposed final dividend)	**16.5p**	16.5p
Net assets per share (diluted, adjusted)[3]	**464p**	745p

[1] Before valuation and exceptional items.
[2] Net external debt excludes the £129.9 million (31 December 2008 – £120.3 million) compound financial instrument relating to the 40 per cent third party interest in MetroCentre.
[3] Net assets per share (diluted, adjusted) would increase by 49 pence per share to 513 pence at 31 December 2009 (31 December 2008 – by 85 pence to 830 pence) if adjusted for notional acquisition costs amounting to £310 million (31 December 2008 – £320 million).

Capital changes

- Strengthened financial position through £592 million net placing and open offer completed in May 2009
- Further £274 million net raised through 9.9 per cent share placing completed in October 2009 – to enable resumption of investment in existing prime UK regional shopping centres and central London assets
- No restatement of prior period data as capital raised through placings and open offer rather than rights issue
- Capital raises had significant impact on 2009 outcome:

	Total change	Impact of new capital	**2009 movement excluding impact of new capital**	
Adjusted earnings per share	(10.7)p	(7.5)p	**(3.2)p**	**(15)%**
Adjusted net asset value per share (diluted, adjusted)	(281)p	(165)p	**(116)p**	**(20)%**

Operational highlights

- Resilient net rental income with year-on-year reduction of only 3 per cent
- Investment property valuation deficit improved from 12.4 per cent for the six months to 30 June 2009 to an overall 10.6 per cent for the year ended 31 December 2009 as the UK property market recovered
- Overall outperformance of IPD since start of downturn in June 2007 but large shopping centres and the Earls Court & Olympia exhibition business did not recover as quickly as other UK property asset classes in the second half of 2009
- Occupancy levels at Capital Shopping Centres' UK regional shopping centres improved to 97.8 per cent (31 December 2008 – 93.6 per cent). Covent Garden, London, occupancy increased to 99 per cent (31 December 2008 – 97 per cent)
- 1 million sq. ft. expansion of St David's, Cardiff opened October 2009 now over 70 per cent committed by income
- Increased Earls Court & Olympia ownership to 100 per cent in December 2009 by acquiring partners' interest

After year end

- £525 million, seven year refinancing of debt secured on Lakeside, Thurrock concluded in January 2010
- St Andrew's Way mall, the approximately 400,000 sq. ft. extension to Eldon Square, Newcastle, opened fully let in February 2010
- Conditional contract exchanged in January 2010 for disposal of Westgate, Oxford for £56 million

Financial position

- Cash of £583 million and undrawn committed facilities of £248 million
- Weighted average debt maturity following Lakeside refinancing of 5.8 years with no UK asset-specific debt refinancings until 2012 (Capital & Counties) and 2014 (Capital Shopping Centres)

At a glance

Our properties

Liberty International is the most specialised of the major UK REITs, with prime retail comprising 86 per cent of the Group's assets. UK regional shopping centres comprise 73 per cent.

Total investment properties

£6.2bn

Properties by use and type

- **Capital Shopping Centres (74%)**
  1 Lakeside (£890 million)
  2 MetroCentre (£775 million)
  3 Braehead (£505 million)
  4 Other UK regional shopping centres (£2,461million)
- **Capital & Counties (26%)**
  5 Covent Garden (£548 million)
  6 Earls Court & Olympia (£435 million)
  7 Other UK (£256 million)
  8 USA (£348 million)


1
2
3
4
5
6
7
8

Our capital structure

The Group's assets are funded by equity and debt, predominantly asset-specific. This structure allows a high degree of flexibility in debt and property management.

Group net assets

£2.4bn

Debt to assets ratio

51%

Group capital structure

- **Equity**
  £2.4 billion
- **Net external debt***
  £3.2 billion
- **Net other liabilities**
  £0.2 billion

Net derivative liabilities
£0.4 billion



Group debt structure

	£bn
Asset-specific debt	3.7
Unsecured debt	0.1
Gross debt	3.8
Cash	(0.6)
Net external debt*	**3.2**

* Net external debt excludes the £129.9 million compound financial instrument relating to the 40 per cent third party interest in MetroCentre.


CSC
CAPITAL SHOPPING CENTRES


CAPITAL & COUNTIES

Our businesses

Capital Shopping Centres

Capital Shopping Centres' market leadership in scarce, prime UK regional shopping centres ensures the specialist skills and relationships to drive long-term rental income growth.

Investment properties	Net rental income
£4.6bn	**£267m**

CSC locations

1. Braehead, Glasgow
2. Eldon Square, Newcastle upon Tyne
3. MetroCentre, Gateshead
4. Arndale, Manchester
5. The Potteries, Stoke-on-Trent
6. Victoria Centre, Nottingham
7. Chapelfield, Norwich
8. St David's, Cardiff
9. Cribbs Causeway, Bristol
10. The Harlequin, Watford
11. The Chimes, Uxbridge
12. Lakeside, Thurrock
13. The Glades, Bromley


1
2
3
4
5
6
7
8
9
10
11
12
13

For more info on CSC see page 16

Capital & Counties

Capital & Counties' focus on central London, with a high concentration of assets in landmark estates, delivers rental resilience and scope for capital value appreciation.

Investment properties	Net rental income
£1.6bn	**£104m**

Capital & Counties central London focus

Three major central London interests

Covent Garden
£548 million central London, predominantly prime retail with scope for medium-term tenant re-engineering and infill acquisitions.

Earls Court & Olympia
£435 million leading exhibition business and development prospect for a residentially-led, mixed use development.

The Great Capital Partnership
50 per cent joint venture with Great Portland Estates comprising 1 million sq. ft. prime central London long leaseholds, principally on Regent Street and Piccadilly, Group share £247 million.

Capco US

100 per cent owned business that has been operating for over 30 years. Based in California, mainly in the San Francisco Bay Area and Los Angeles. It has interests in 13 investment properties valued at £348 million at 31 December 2009.

For more info on Capital & Counties see page 22

Chairman's statement


Patrick Burgess

"The Group is in a substantially stronger financial position than 12 months ago with the loan to value ratio reduced from 58 per cent to 51 per cent and with cash balances of £583 million and undrawn committed facilities of £248 million. After two difficult years in the UK property industry, the Group has considerable recovery prospects. The Directors therefore face the future with a measure of confidence.

The Capital & Counties business has become an attractive central London focused business concentrated on three landmark estates including Covent Garden and Earls Court & Olympia. This business has been almost entirely created in the last five years with the active involvement of its current management team through much of that period.

Capital Shopping Centres is a market leader in the UK regional shopping centre business embracing the highest quality centres with a senior management team whose worth has been proven through several economic cycles. Retail trade in the UK continues to gravitate towards the strongest destinations, the supply pipeline of new retail space has sharply diminished, and this is greatly to the benefit of existing centres.

The Board believes that the demerger announced today into two distinct focused businesses will enable Capital Shopping Centres and Capital & Counties each to achieve their full potential over a period of time."

Shareholders will have gathered from today's announcement of the Group's intention to reorganise by way of demerger into its two distinct divisions, Capital Shopping Centres and Capital & Counties, that the Directors are looking ahead in both businesses with a measure of confidence.

The proposed demerger, fuller details of which are announced today, responds to a changing approach to investment in real estate, both in the equity markets and in the property market, requiring greater focus and more active management. It will create two distinct listed businesses with different characteristics and attractions for shareholders. Capital Shopping Centres and Capital & Counties will be positioned to execute their own significant strategic plans, with investors able to select their individual weightings to each of the businesses over time. Both businesses are led by strong management teams and have first-class platforms to continue to attract talent to help them to grow over time. The demerger will best position both companies to deliver strong shareholder returns. It is of course subject to the approval of shareholders and of the Court.

Neither we, nor our retail tenants, nor the shoppers who made over 300 million visits to our shopping centres and Covent Garden found the year under review an easy year.

However, the Group's experience in recent months has been encouraging. In Capital Shopping Centres, we have restored high rates of occupancy and have much scope for active management of our assets, an aspect of our business from which we have in the past derived much of our growth. We have plans, aside from the demerger proposal itself, that will occupy us fully and position us to benefit further from economic recovery. The highly successful openings of our recently completed developments, St David's, Cardiff in October 2009 and the St Andrew's Way mall in Eldon Square, Newcastle in February 2010, testify to the quality and attractiveness of CSC's product.

In our central London estate, creative management of the Covent Garden assets has noticeably improved the quality of the tenants and the attractiveness of the area as a whole. At Earls Court & Olympia, we have continued to advance preparations for what will, subject to planning, be a most significant development, one of benefit to the whole of west London, while remaining sensitive to the needs of those residing close by.

In 2009, the Board has remained focused on the three objectives set out in the 2008 Annual Report – on occupancy, on rebuilding the balance sheet and on positioning the business for growth. In successfully managing the shopping centres for occupancy, our asset teams have ensured that our prime centres remained attractive to retailers and shoppers alike, with reassuring increases in footfall and plenty of scope for net rental income recovery, while our central London estate has considerable potential. We have satisfactorily rebuilt the balance sheet and the proposed demerger will mark a new phase of corporate development for shareholders, Directors and employees.

Chairman's statement continued

Investment Property Valuations

In 2009, investment property valuations continued to suffer, though not declining at the same rate as in the second half of 2008. Nonetheless, the 22.5 per cent reduction in 2008 combined with the further 12.4 per cent decline in the first half of 2009 presented the Board with the challenge of addressing balance sheet issues, however impermanent the value reduction might in the long term prove to be – and notwithstanding that Liberty International's experience was that our valuations, which declined by 36 per cent from the peak in June 2007 to the trough in June 2009, had not fallen as steeply as the IPD index of capital values (44 per cent).

Trends in the yield for prime shopping centres tend to alter slowly and do not immediately follow liquidity-driven surges. The current valuation yield basis for our prime UK regional shopping centres has not reduced since June 2009 at the same pace as other UK property asset classes where individual lot sizes are smaller. In our view, the weighted average nominal equivalent yield of 7.08 per cent is still above the long-term trend line and therefore may be expected to revert in due course, with commensurate benefit to overall capital values.

Valuation is a matter of convention. The current regime constrains the way valuers arrive at their conclusions, particularly in times of market dislocation, even though experience teaches us that crisis conditions, as in late 2008/2009 and mostly untested by actual transactions, are seldom permanent. Crisis valuations beget further crises: banks have to react to the valuations because of their own capital adequacy and loan to value issues.

In my view, a serious case can be made for reviewing again the workings of the principles which operate to plunge businesses and banks into freefall when, with common sense and a modified approach to the conventions in question, this could be avoided.

Balance Sheet

The valuation position made restoring the balance between capital and debt in our balance sheet inevitable, but not so imperative that we could not afford to wait to seize the appropriate moment. Since becoming a REIT in 2007, we had already embarked on a disposal programme of non-core assets. However, the Directors judged that more was called for and the company raised £866 million of equity capital, net of expenses, through two equity capital raises, the first at a lesser discount than our peers had achieved and the second at a premium to net asset value. Our approach of retaining liquidity from those capital raisings, whilst having a negative impact on short-term earnings, gave us significant flexibility of response at the end of the year for selective debt repayment.

Despite a savage reduction in new property-related lending, debt finance has become more available for prime assets on reasonable terms, as we have demonstrated by financing St David's Centre, Cardiff in the second half of 2009 and refinancing Lakeside, Thurrock since the year end. At 51 per cent, the Group's net debt to assets ratio has fallen seven percentage points in the year and is now at a level appropriate to this point in the cycle. It is still above the Board's long-stated maximum of 50 per cent, and we would expect to return within this limit as market conditions permit.

Dividends

The Directors are recommending a final dividend of 11.5 pence per share bringing the amount paid and payable in respect of 2009 to 16.5 pence, the same level as 2008 and covered by the adjusted earnings per share for 2009 of 18.3 pence. 8.5 pence of the final dividend will be paid as a Property Income Distribution subject to withholding tax.

Corporate Responsibility ('CR')

Both the businesses of Liberty International, CSC and Capital & Counties, have a long-term outlook. Both CSC and Capital & Counties appreciate that they benefit from being part of the communities they seek to serve; so, I hope, do the communities themselves recognise they benefit from our presence. We consider that in certain locations we have a responsibility to provide what is, effectively, a proxy for the town square – an approach that does us, and, we believe, the communities in which we are situated, no harm. The relationship forged with tenants and with the wider groups of stakeholders in the places where our assets are located directly underpins and sustains plans for long-term, high quality growth and development.

It is pleasing, particularly because it is an integral factor in both our businesses, that in the property sector the Group continues to be numbered in the first rank across the full range of CR measures. The benchmarking agencies have once again given us a very good assessment so that the Group remains a constituent member of the BitC Corporate Responsibility Index, FTSE4Good, JSE SRI Index and Dow Jones Sustainability Indexes and was listed for the second year running in The Sunday Times list of Best Green Companies.

The Board

As announced at the AGM in July 2009, Michael Rapp will be standing down at the 2010 AGM after 24 years on the Board. His sagacity and expertise, particularly in relation to shopping centres, have been invaluable to the development of both of our businesses. We all thank Michael for his unique and lasting contribution to the Group. I am pleased to welcome Andrew Strang and Andrew Huntley to the Board, both having distinguished backgrounds and considerable expertise in the property and investment worlds.

Prospects and priorities

In this volatile financial world, a resilient business will be one with inherent flexibility. We believe that Liberty International has demonstrated that in a sure-footed way in the past 18 months.

We commend to you the demerger and will shortly be distributing documents giving much greater detail to shareholders. Each business will be well prepared for the growth opportunities provided by our exceptional assets with which we aim to drive superior returns to shareholders into the next decade. There are still uncertainties. In this climate, balance sheets are for safeguarding and opportunities are for nurturing – but business, and the drive for efficiency, continues.

I would like to thank my Board colleagues and our very highly committed and skilled staff for their most effective contribution to the Group's progress.



Patrick Burgess
Chairman

9 March 2010

Our strategy

Group strategy

Liberty International aims to produce outstanding **long-term returns**[1] for shareholders through **capital**[2] and **income**[3] growth. The Group focuses on high quality **prime property assets**[4], particularly shopping centres and other retail, which have scarcity value and require active management and creativity. As part of this strategy, the Group seeks to maximise shareholder returns by recycling capital through selective asset acquisitions and disposals and by utilising third party capital in partnerships where appropriate.

Long-term track record

Total return – for the year and compound annual from 1985 | **Earnings per share**


%
p
40
30
20
10
0
-10
-20
-30
-40
-50
40
30
20
10
0
(10)
(20)
(30)
(40)
(50)
1985
1987
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
Total return for the year
Adjusted earnings per share
Compound annualised total return from 1985
Total return (excluding impact of 2009 capital raisings)

Group KPIs

Performance against our strategy

The following indicators are the key measures used to evaluate the Group's performance against our strategic objectives. We have illustrated our progress against our peer group*, other external benchmarks and the FTSE REIT Index as appropriate.

We also use a range of financial and non-financial indicators to assess our success within our businesses, CSC and Capco.

1. Shareholder return


Total shareholder return
+15.3%
+7.6%
Liberty International
FTSE REIT Index

Why is this important?
Combines share price movement and dividends to produce a direct measure of the movement in shareholder value in the year.

How is this measured?⁺
Uses the movement in share price during the year plus dividends paid in the year.

How have we performed?
Share price has outperformed FTSE REIT Index.

2. Capital return


Net asset value per share growth plus dividends
-37.0%
-40.0%
Liberty International
Peer group

Why is this important?
This is a measurement of the total return movement in the Group's balance sheet value through the change in the Group's property valuations and its capital structure.

How is this measured?
Uses the movement in adjusted net asset value plus the impact of dividends paid in the year.

How have we performed?
Although net asset value per share declined in the year due to property valuation deficits in the first half of the year, the Group's performance compared favourably to its peer group's return.

3. Income performance


Adjusted EPS
18.3p
29.0p
2009
2008

Why is this important?
The measure gives the underlying income generated in the year.

How is this measured?
Uses adjusted earnings per share, which excludes property and derivative valuation movements and exceptional income or charges.

How have we performed?
Performance in the year has been impacted by the equity raises and difficult retail environment.

4. Prime property assets


Asset capital performance
-10.6%
-5.6%
Liberty International
IPD monthly Index (all property)

Why is this important?
Measures the capital return on the Group's property assets and compares this with the IPD index, a recognised industry benchmark.

How is this measured?
Includes the capital growth from the Group's properties.

How have we performed?
After outperforming the IPD index from the start of the property market downturn in June 2007, the Group's properties have lagged the market recovery in the second half of 2009, in part due to the recovery being initially focused on assets of smaller lot size.

For CSC's KPIs see page 17

For Capco's KPIs see page 23

* Our peer group consists of Land Securities Group Plc, The British Land Company Plc and Hammerson Plc.

⁺ Data source: Bloomberg

Operating review
Group

Outcome for the year

The underlying outcome for the year after stripping out the impact of the equity capital raised was a 20 per cent fall in net assets per share (diluted, adjusted) to 464 pence and a 15 per cent reduction in adjusted earnings per share to 18.3 pence.

The 20 per cent fall in net assets per share reflected the £732 million (10.6 per cent) investment property valuation deficit for the year, a much better outcome than the £2,051 million (22.5 per cent) valuation deficit in 2008 and an improvement on the position at the half year stage when net assets per share (diluted, adjusted) amounted to 448 pence.

Underlying profit excluding valuation items reduced from £105 million to £91 million. Net rental income fell by only three per cent from £384 million to £371 million, a resilient outcome in the circumstances. Steps taken in 2008 had a positive impact on administrative expenses which reduced from £63 million to £43 million. However, the overall interest charge increased from £217 million to £241 million reflecting the fixed rate nature of the Group's aggregate borrowings and low returns on cash balances prior to the cash being utilised.

Financial and economic background

The UK economy has been through an extended recession lasting six quarters from the second quarter of 2008 until a nominal recovery in the last quarter of 2009. The cumulative fall in GDP amounted to some six per cent, an exceptionally severe downturn for a developed Western economy.

The property industry as a cyclical sector employing leverage has been hard hit.

However, financial market conditions began to improve from March 2009 due to substantial monetary easing from the Government. This drove a recovery in stock markets, improved liquidity in debt markets with spreads narrowing substantially and led to a recovery in the UK direct property investment market to an extent which could not have been anticipated when we were reporting 12 months ago.

By way of illustration, the FTSE 350 Real Estate Index actually increased year on year by eight per cent and recovered by 88 per cent from its low on 9 March 2009. However, the index at 31 December 2009 still stood at 64 per cent below its peak in early 2007.

With UK Government borrowing as a percentage of GDP at a record peace time level, economic growth rates are likely to be restrained for some years as future Governments attempt to reduce the extent of the stimulus whether from public sector expenditure restraint or higher taxes.

As a business focused on retail property, we need to plan on the basis of a continued challenging economic background.

Key achievements

The Group is in a considerably stronger financial position than 12 months ago with the Loan to Value ratio reduced from 58 per cent to 51 per cent and with cash balances of £583 million and undrawn committed facilities of £248 million.

Notwithstanding market conditions, the Group succeeded in avoiding disposals of core assets at depressed prices.

The principal achievements of the year described in greater detail elsewhere in this document were as follows:

- £866 million, net of expenses, raised in two equity offerings
- Occupancy levels at CSC's centres re-established at 97.8 per cent after falling substantially below this figure during the year as a result of tenant failures. Occupancy at Covent Garden reached 99 per cent benefiting from our creative management approach
- The 1 million sq. ft. major St David's Cardiff extension opened successfully in October, now 71 per cent committed by income, 74 per cent by area
- The purchase of the remaining 50 per cent share of Earls Court & Olympia from our former joint venture partner, with a sound operational performance from the business in the year and a £65 million pay down of the related debt facility
- £210 million raised from disposal of non-core assets, completing the programme of disposals commenced when the Group became a REIT in 2007

and since the year end have been:

- The £525 million refinancing of Lakeside, Thurrock in January 2010 ahead of the CMBS maturity in mid 2011 and the two year extension of the Group's £248 million revolving credit facility to 2013
- St Andrew's mall, the approximately 400,000 sq. ft. extension to Eldon square, Newcastle, opened fully let in February 2010

Capital Shopping Centres' next asset specific debt maturity is not until the second half of 2014 and Capital & Counties' is in 2012.

Future investment plans

All uncommitted capital expenditure plans of the Group were put on hold in the second half of 2008 in the light of the market turmoil at the time.

While the first £592 million equity capital raising in the first half of 2009 was earmarked for debt repayment in the face of falling property values, the follow-up £274 million placing in the second half of the year enabled the Group to consider resumption of investment plans.

At Capital Shopping Centres, ample organic investment opportunities continue to be available to the Group, both shorter-term active management projects and medium-term individual asset expansion plans, which the Group is actively pursuing.

For futher information on CSC see page 16

In the case of Capital & Counties, each of the three major central London estates, Covent Garden, Earls Court & Olympia and the Great Capital Partnership, has significant investment opportunities.

For further information on Capital & Counties see page 22

Prospects

After two difficult years, the Group has strong recovery prospects.

As set out in the Capital Shopping Centres section below, CSC is focused on converting short-term lets, which were a feature of re-letting activity in 2009, into longer-term lets at higher rents with a view to driving growth in net rental income and yield compression benefiting capital values.

As the cash balances of the Group are absorbed in debt repayment, the interest charge should diminish to the benefit of the Income Statement, while the investment plans when implemented should have a positive impact on earnings.

We continue to actively explore a tax efficient solution to reduce our US activities over time.

Capital & Counties has become an attractive central London focused business concentrated on three selected landmark estates. This business has been almost entirely created in the last five years with the active involvement of its current management team through much of that period.

Capital Shopping Centres is a market leader in the UK regional shopping centre business with a focus on the highest quality centres. The supply pipeline of new retail space has sharply diminished as a result of economic conditions, to the benefit of owners of existing centres. Retail trade in the UK continues to gravitate towards the strongest destinations. The scale of CSC's activities, its positioning in a market with high barriers to entry and management expertise would imply that the value of the business as a whole substantially exceeds the market value of the individual assets.

The recently announced demerger should unlock the full potential of the Group's two separate businesses and overall generate greater returns to shareholders than Liberty International could as a combined business. We believe strongly in the benefits of specialisation, management focus and independent access to capital in a manner suited to the individual businesses.

Operating review continued

Investment property valuations

After a dismal start to the year, the UK property investment market reached its trough mid way through 2009, and thereafter has strengthened as the improving financial background including low short-term interest rates and currency factors increased the attractiveness of prime UK property as an asset class.

The recovery was a welcome relief after the most torrid UK real estate price collapse in the living memory of any active market participant, with the IPD monthly all-property capital index at 30 June 2009 having fallen 44 per cent and Liberty International's assets 36 per cent since the peak in June 2007.

The eventual 2009 outcome was much better than 2008. Liberty International's assets fell 10.6 per cent in 2009 compared to 22.5 per cent in 2008 and the IPD all property capital index fell by 5.6 per cent in 2009 compared to 27.1 per cent in 2008. The chart below shows the extent of the Group's overall outperformance since the downturn began in June 2007, in particular the strength of the central London assets with a decline of 25 per cent compared to the IPD's decline of 39 per cent (see chart below):

Change in UK like-for-like capital values since June 2007



0.0%
-10%
-20%
-30%
-40%
-26.7%
-24.9%
-37.4%
-35.8%
-39.2%
-39.6%
-44.1%
-45.7%
Jun 07
Dec 07
Jun 08
Dec 08
Jun 09
Dec 09
Capital & Counties (UK assets)
Capital Shopping Centres
IPD Monthly (All Property)
IPD Monthly (Retail)

We look forward to more stable market conditions as confidence returns although, given the severity of the downturn, recovery is likely to be punctuated by periods of doubt.

The valuation of the Group's properties as at 31 December 2009 was £6.2 billion, down 10.6 per cent for the full year but up 2.0 per cent in the second half. The table below analyses this outcome between CSC and C&C and between the first and second halves of the year:

	Market value 31 December 2009 £m	Revaluation surplus/(deficit) Year ended 31 December 2009 %	Six months ended 31 December 2009 %	Six months ended 30 June 2009 %
Capital Shopping Centres	4,631	(10.4)	2.6	(12.8)
Capital & Counties UK	1,240	(7.8)	3.1	(10.0)
Capital & Counties USA	348	(20.8)	(7.8)	(14.8)
	6,219	(10.6)	2.0	(12.4)

CSC's regional shopping centres have lagged the market recovery which in its initial stages was generally focused on assets of smaller lot size. The assets of the Great Capital Partnership recovered strongly in the second half of the year.

The majority of the year's valuation movement reflected movements in yield:

	Nominal equivalent yield		
	31 December 2009 %	30 June 2009 %	31 December 2008 %
Capital Shopping Centres	7.08	7.37	6.67
Capital & Counties UK (excluding exhibition business)	5.66	5.95	5.84

The reduction in CSC ERV for the year was 4.4 per cent (30 June 2009 – (3.5) per cent).

At a level of 7.08 per cent, CSC's weighted average nominal equivalent yield is well above its average since 1994 of six per cent and, in the view of the Directors, the valuation basis is at a defensive level (see chart below). CSC considers that a reduction in the valuation yield is, amongst other factors, subject to its future performance in converting short-term concessionary lets into longer-term leases at higher rents.


Retail property and other asset yields
9%
8%
7%
6%
5%
4%
3%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Weighted average nominal equivalent yield CSC
Gilts 15 years
Long run average nominal equivalent yield CSC
IPD Monthly Index Retail

Furthermore, prime regional shopping centre yields are once again defensive in relative terms compared to other prime retail asset classes with lower average lot size which have performed more strongly in the second half of 2009 (see chart below):


Prime retail property investment yields
%
8
7
6
5
4
6.50%
5.50%
5.00%
Dec 06
Jun 07
Dec 07
Jun 08
Dec 08
Jun 09
Dec 09
Prime Shopping Centres
Prime High Street Shops
Prime Retail Warehouses
Source: DTZ

Operating review continued

Capital Shopping Centres

CSC strategy

CSC's strategy is to maintain a market leading position as an active owner, manager and developer of prime UK regional shopping centres. CSC undertakes asset and centre management initiatives across its existing centres, combined with selective acquisitions and disposals, with the aim of delivering strong long-term returns for shareholders through income and capital growth.

CSC is committed to active tenant management and ongoing investment in its shopping centres with the aim of creating, through a mix of retail, catering and leisure facilities, a compelling choice for both retailers and the shopping public.

CSC has more large shopping centres in the 50 highest quality locations than any other owner*


2
2
2
3
3
3
3
4
4
7
13
Canada Pension Plan
GIC
Standard Life
Westfield
Henderson
Hermes
Aviva
ProUPIM
Land Sec
Hammerson
CSC

* Owning more than a 40% share.

Source: PMA 2009

Market overview

CSC's focus is the top 50 million sq. ft. of UK shopping centre locations, some four per cent of the UK's 1.3 billion sq. ft. of retail space, of which it owns nearly 30 per cent. CSC owns 13 centres (excluding Westgate, Oxford) including nine of the UK's top 30 shopping centres, attracting 275 million customer visits in 2009.

The UK recession, from the second quarter of 2008 to the end of 2009, and difficult credit market conditions which generated significant retailer failures inevitably affected all UK shopping centres. However, the lowest falls and earliest recovery in occupancy have been in the larger prime centres such as those owned by CSC. Here, a wide range of catering and leisure offerings plus a strong national and international tenant mix and robust footfall have reinforced the status of the destinations to retailers reviewing their store strategy.

UK shopping centre vacancies


%
8.9%
9.8%
8.9%
14.9%
14.9%
18.7%
11.0%
13.6%
Big centres
Smaller, prime centres
Secondary centres
All centres
Latest vacancy rate 2009
Previous vacancy rate 2007/08

Source: PMA 2009

These assets benefit from the significant barriers to entry imposed by the UK's restrictive planning environment. The reduction in the supply pipeline of major retail developments in the UK as a consequence of economic conditions underpins the scarcity value, with the prospect of limited additional competition in the short and medium-term.

While online shopping is an important and growing medium, the vast majority of total UK sales are still achieved across the counter in stores. We have seen the most successful retailers investing in both physical stores and transactional websites. For example both John Lewis and River Island have opened flagship stores in CSC centres in the last six months whilst also investing online. Clearly customers enjoy the convenience of online shopping for some products but that does not preclude them from also visiting shopping centres where they have a wide range of retail and catering comparison.

Performance

KPIs

Like-for-like net rental income


-4.3%
-3.4%
2008
2009

Why is this important?
Measures the organic growth in income generated from the division's properties in the year.

How is this measured?
Removes from the year-on-year movement in net rental income the impact of acquisitions, developments and disposals.

How have we performed?
Although like-for-like net rental income continued to fall, the rate of decline was reduced from 2008.

Occupancy


97.8%
96.2%
92.5%
CSC
Excluding units under offer
IPD (retail)

Why is this important?
CSC aims to maximise the occupancy of its properties as vacant space will adversely impact on profitability.

How is this measured?
The passing rent of the division's properties currently occupied expressed as a percentage of the passing rent of occupied and the ERV of un-occupied division properties*.

How have we performed?
After falling to 93.6 per cent, occupancy levels recovered to 97.8 per cent, substantially higher than the IPD retail benchmark.

Asset capital performance


-9.8%
-4.3%
CSC
IPD-Retail

Why is this important?
Measures the capital return on CSC's property assets and compares this with the IPD retail index, a recognised industry benchmark.

How is this measured?
Includes the like-for-like capital growth from the division's properties.

How have we performed?
CSC's shopping centres' valuations have lagged the general market recovery, which has initially focused on asset's of smaller lot size.

* Full definition of occupancy is included in the Glossary on page 123.

Occupancy and tenancy changes

Failures amongst CSC's tenants peaked in the last quarter of 2008 and the first quarter of 2009 (five per cent and four per cent of the rent roll respectively) and have subsequently slowed to around one per cent per quarter. CSC's asset management team responded energetically to this excess supply, documenting 298 tenancy changes during 2009, 15 per cent of all units. In achieving this outcome, CSC benefited from its scale as the UK's leading owner of large-scale shopping centres and its retail-focused relationships.

- Excluding turnover only deals, annual rent associated with new lettings of £20.6 million is just over 20 per cent below previous passing rent
- Nearly half of the deals completed are short-term lettings where the rent shortfall is closer to 35 per cent but CSC retains the flexibility to re-let the units when the market begins to recover
- 43 retailers were new to CSC centres in 2009 including six opening their first UK or shopping centre stores

As a result, CSC's occupancy has recovered from 93.6 per cent (including 1 per cent under offer) at 31 December 2008 to 97.8 per cent (including 1.5 per cent under offer), significantly outperforming the UK large centres market average. Of this 2.2 per cent vacancy, units let to tenants in administration and not yet re-let amounts to 1.1 per cent.

CSC occupancy rate


%
100
98
96
94
92
90
Sep 08
Dec 08
Mar 09
Jun 09
Sep 09
Dec 09
Including under offer
Excluding under offer

Operating review continued
Capital Shopping Centres

Performance continued

Net rental income

Despite the adverse environment, CSC's like-for-like net rental income only declined by 3.4 per cent following a 4.3 per cent reduction in 2008. On a ten-year basis, this has reduced the compound annual growth rate to 3.4 per cent.

Change in like-for-like net rental income


%
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
4.6
5.3
6.0
2.3
8.5
8.5
3.5
-4.3
-3.4
2001
2002
2003
2004
2005
2006
2007
2008
2009

— Compound annual growth rate from 2001

At the gross level, CSC's rental income fell six per cent compared to 2008 due to the tenant failures discussed above, but other income held up well in the challenging economic environment such that gross rental income fell four per cent. As the retail environment stabilised throughout the year, lease incentive write-offs reduced driving a significant year-on-year favourable variance. Treating rent payable under headleases as a cost, the net effect is that CSC's net rental income margin remained broadly unchanged at around 67 per cent.

	Year ended 31 December 2009 £m	Year ended 31 December 2008 £m
Rental income	**308**	327
Service charge income	**59**	58
Other income	**33**	33
Gross rental income	**400**	418
Rent payable	**(21)**	(23)
Service charge expense	**(63)**	(61)
Property operating expense	**(37)**	(35)
Bad debt and lease incentive write-offs	**(12)**	(18)
Net rental income	**267**	281

Other operating performance indicators

- Footfall across CSC's existing centres rose three per cent in 2009, outperforming the estimated overall reduction across the UK according to Experian & Synovate
- Like-for-like retailer sales are estimated to have decreased marginally but to have outperformed UK national data (Office for National Statistics non-food down two per cent)
- Weighted average lease maturity increased marginally to six years and eight months. Only three per cent of leases by value mature in 2010 and, other than short-term lettings, the next major round of lease expiries is at the MetroCentre in 2011 which management have been addressing proactively

Activity in the year

Developments and active management projects

St David's, Cardiff, a 50:50 joint venture with Land Securities, had a highly successful opening of the major extension in October:

- 1.3 million shoppers visited the centre in the first week after launch with a number of retailers reporting strong sales, many setting UK opening records
- Ongoing feedback from retailers indicates that a number of shops are now trading at comparable levels with their strongest performing stores across the UK
- The 1 million sq. ft., 154 unit extension, now 74 per cent let by area, 71 per cent by income, has transformed the city centre and elevated Cardiff to number six in Experian's ranking of UK retail centres
- 90 shops are now open, including 58 retailers new to Wales and the largest John Lewis store outside London
- Now that the quality of the centre is evident to retailers and critical mass has been achieved, we anticipate firmer terms for letting the remainder of the space

The first two phases of MetroCentre, Gateshead's leisure and catering upgrade opened during 2009 with the cinema and eight of the ten restaurants now either open or committed. The final phase of a further 56,000 sq. ft. of retail space, fully let, will open in Autumn 2010.

The St Andrew's Way mall, the approximately 400,000 sq. ft. extension to Eldon Square, Newcastle, was fully let when it opened in February 2010 increasing the size of the centre to 1.3 million sq. ft. Anchored by Debenhams, the mall introduces many new retailers to Newcastle including Apple, Hollister, Superdry and Guess and features flagship or new concept stores for Top Shop, New Look, Republic and River Island. The food offer in the centre has also been extended with the addition of many new outlets including Nando's, Strada and Wagamama.

Prospects and priorities

Future investment plans

Liberty International's placing conducted in October 2009 enabled CSC to recommence investment plans that had been put on hold a year earlier. Active management projects have been identified across most of CSC's centres amounting to around £125 million, the majority of which is expected to be spent or committed by the end of 2012. These organic projects are individually incrementally revenue enhancing, often to meet the needs of identified retailers and include:

- Redevelopment and extension to create a new 60,000 sq. ft. flagship store for Next at Eldon Square, Newcastle
- Reconfiguration and extension of the former Woolworths store at MetroCentre, Gateshead, to create a new MSU
- Unit amalgamations for new MSUs and roof boxes at Lakeside, Thurrock
- Enhanced catering offering at Braehead, Glasgow from former leisure facilities
- Reconfiguration at Victoria Centre, Nottingham to create further retail space

In addition, in line with our strategy of organic growth and recognising the increasing outperformance of larger centres, CSC is exploring the feasibility of major extensions to existing centres where there is the potential for significant additional retail space.

Investment decisions are taken on a case-by-case basis and assessed against internal return requirements on a risk adjusted basis.


CSC rent review cycle (%)
11%
19%
15%
9%
8%
2009
2010
2011
2012
2013
Percentage of CSC rental income


CSC lease maturities
Weighted average 6 years, 8 months
3%
9%
5%
8%
8%
44%
14%
9%
2010
2011
2012
2013
2014
2015-2019
2020-2024
2025+
Percentage of CSC rental income

Prospects for net rental income

As illustrated by the graph below, there is considerable upside potential between passing rent and the valuers' assessment of ERV, in particular from:

- Vacancies in excess of the normal "running void" rate of £23 million, notably at St David's, Cardiff and
- Lease expiries, especially of temporary lettings in 2010 and 2011 which represent a £20 million opportunity at two per cent of rent roll but seven per cent of ERV


CSC passing rent and ERV, 31 December 2009
£m
370
350
330
310
290
270
250
271
20
-14
6
13
8
42
23
-6
363
Passing rent
Other income
Non-recoverable costs
Redevelopments
Future rent reviews
End of rent free
End of turnover only and expiries
Vacancies
Over rented
ERV

2010 priorities

Our priorities for 2010 are to make significant progress in the following areas, the financial impact of which in terms of enhanced net rental income is not likely to be seen until 2011 and beyond:

- Re-letting short-term leases closer to ERV
- Large space negotiations where price tension is greater
- Commencing value-enhancing active management projects to create organic growth opportunities not dependent on acquisition
- Completing the initial letting of St David's, Cardiff

Operating review continued
Capital Shopping Centres

Portfolio analysis: CSC top 10 properties


3
8
2
6
5
7
4
1
9
10


Braehead, Glasgow


Harlequin, Watford

	1. Lakeside, Thurrock	2. MetroCentre, Gateshead	3. Braehead, Glasgow	4. The Harlequin, Watford	5. Victoria Centre, Nottingham
Market value	£890m	£775m	£505m	£335m	£315m
Size (sq. ft.)	1,434,000	2,089,000	1,060,000	726,000	981,000
% ownership	100%	90%†	100%	93%	100%
Number of stores	259	352	122	147	127
Occupancy	97.8%	97.8%	99.8%	95.3%	98.2%
Annual property income	£57.0m	£51.4m	£30.8m	£20.7m	£20.4m
Headline rent ITZA§	£339	£325	£230 (ITZA§¶)	£284	£216
Key stores	Apple Store, Argos, Debenhams, House of Fraser, Marks & Spencer, Next, Primark, Top Shop, Zara	Bhs, Debenhams, House of Fraser, Marks & Spencer, Next, New Look, Primark	Bhs, Boots, HMV, Marks & Spencer, Monsoon, Primark	Boots, H&M, HMV, John Lewis, Marks & Spencer, Next, Primark	Boots, HMV, John Lewis, Marks & Spencer, Next, Top Shop
ABC1 customers (%)#	53%	54%	52%	71%	60%

† Interest of the MetroCentre Partnership in the MetroCentre (90 per cent) and the Metro Retail Park (100 per cent). Capital Shopping Centres owns 60 per cent of the MetroCentre Partnership, which is consolidated as a subsidiary.
* Interest is through a joint venture owning 95 per cent of the Arndale, Manchester, and 90 per cent of New Cathedral Street, Manchester.
◊ Interest is through a joint venture owning 66 per cent of the Mall at Cribbs Causeway and 100 per cent of The Retail Park, Cribbs Causeway.
‡ Size increased to 1,332,000 sq. ft. in February 2010.


FRESH JUICES...
The Boardwalk, Lakeside, Thurrock


Chapelfield, Norwich


ODEON
IMAX
Enhanced catering offer, MetroCentre, Gateshead

	6. Arndale, Manchester	7. Chapelfield, Norwich	8. Eldon Square, Newcastle	9. St David's, Cardiff	10. Cribbs Causeway, Bristol
Market value	£289m	£220m	£218m	£211m	£205m
Size (sq. ft.)	1,600,000	530,000	1,020,000‡	1,395,000	1,025,000
% ownership	48%*	100%	60%	50%	33%◊
Number of stores	221	99	130	205	144
Occupancy	99.1%	95.5%	97.5%	94.5%**	99.5%
Annual property income	£20.7m	£13.7m	£10.5m	£7.7m	£12.0m
Headline rent ITZA§	£220	£208	£310	£250	£325
Key stores	Apple Store, Bhs, Boots, Next, Sports Direct, TK Maxx, Top Shop	Apple Store, Boots, H&M, HMV, House of Fraser, Zara	Argos, Boots, Debenhams, Fenwicks, John Lewis, Marks & Spencer, Waitrose	Apple Store, Debenhams, H&M, John Lewis, Marks & Spencer, New Look	Bhs, Boots, HMV, John Lewis, Marks & Spencer, Next
ABC1 customers (%)#	55%	58%	52%	66%	75%

** St Davids, Cardiff occupancy excludes recently completed extension.
# Proportion of customers within UK social groups A, B and C1, defined as members of households whose chief earner's occupation is professional, higher or intermediate management or supervisory.
§ Annual contracted rent per square foot after expiry of concessionary periods in terms of zone A.
¶ Based on Scottish standard calculation, using 30ft zones. English equivalent £310.

Operating review continued

Capital & Counties


CAPITAL & COUNTIES

Strategy

Capital & Counties has continued to focus on London having completed the exit of non-core UK properties in 2009. It aims to deliver superior total returns to shareholders through the active management and development of three prime central London estates: Covent Garden, Great Capital Partnership and Earls Court & Olympia ("EC&O") principally by achieving a step change in district rental levels, the entrepreneurial management of individual properties and the capture of market yield compression.

Capital & Counties prioritises capital to improving existing investments, to the selective acquisition or disposal of properties with a view to enhancing overall returns and to identifying new opportunities consistent with the London focus. The strategy of focusing on London has enabled Capital & Counties to significantly outperform IPD over the last three years. Capital & Counties now has assets in the capital of a scale commensurate with independent listed London specialists.

As at the end of 2009 Capital & Counties had total property assets in London of £1,240 million comprising Covent Garden (£548 million, 44 per cent), Earls Court & Olympia (£340 million, 28 per cent) and 50 per cent interests in Empress State (£94 million, 8 per cent) and the Great Capital Partnership (£247 million, 20 per cent).

Capital & Counties UK – three landmark estates

1. Covent Garden (£548m)
2. Earls Court & Olympia (£435m)
3. Great Capital Partnership (£247m)
4. Other (£10m)


1
2
3
4

UK market overview

London is the most active real estate market in the UK and offers significant attractions to businesses and tourists from its position as a global economic, cultural and commercial hub. In 2009, London attracted 25 million visitors and 20 million people live within easy access of the city for day trips. This has contributed to resilient tenant and consumer demand particularly in central London, where Capital & Counties' retail properties are located and where like-for-like retail spending growth significantly exceeded the UK average.

The Group's office properties are located in the West End which has historically outperformed other London markets in terms of rental growth and capital values due primarily to tight planning laws and scarce supply.

In the second half of 2009, London's commercial property investment market notably improved as investor appetite for prime properties increased and debt finance became more available.

Central London and UK retail sales index


Index
(2004 = 100)
140
130
120
110
100
90
2004
2005
2006
2007
2008
2009
London retail sales
UK retail sales

Source: Datastream

UK performance

KPIs

Like-for-like net rental income


+2.8%
-13.3%
2008
2009

Why is this important?
Measures the organic growth in income generated from the division's properties in the year.

How is this measured?
Removes from the year-on-year movement in net rental income the impact of acquisitions, developments and disposals.

How have we performed?
A strong performance given the difficult economic environment. Covent Garden's rental income grew through positive rent reviews and reduced marketing costs.

Occupancy


98.9%
96.9%
92.5%
Covent Garden
GCP
IPD (retail)

Why is this important?
Division aims to maximise the occupancy of its properties as vacant space will adversely impact on profitability.

How is this measured?
The passing rent of the division's properties currently occupied expressed as a percentage of the passing rent of occupied and the ERV of un-occupied division properties*.

How have we performed?
Occupancy at both Covent Garden and GCP remained strong, outperforming the IPD benchmark, an indication of the attractiveness of the estates to tenants.

Portfolio return


-7.5%
-5.6%
Capco-UK
IPD Index (all property)

Why is this important?
Measures the capital return the division achieves from its property portfolio and compares this with the IPD index, a recognised industry benchmark.

How is this measured?
Includes the like-for-like capital growth from the division's properties.

How have we performed?
Both Covent Garden and GCP narrowly missed the IPD index benchmark with Earls Court showing a deficit of 8.7 per cent.

EC&O EBITDA


£20.4m
£21.3m
2008
2009

Why is this important?
Measures the profitability and indicates cash generated from the Exhibition business.

How is this measured?
Adjusts profits to exclude the impact of finance charges, tax, depreciation and amortisation.

How have we performed?
Despite difficult market conditions reducing gross income, EC&O marginally improved EBITDA due to tight control of costs.

* Full definition of occupancy is included in the Glossary on page 123.

Financial

- Net rental income declined by 3.4 per cent to £79.2 million, a decrease of £2.8 million, but an increase of 2.8 per cent on a like-for-like basis
- A full year valuation decline of 7.8 per cent to £1,240 million
- Valuation improvement of 3.1 per cent in the second half of the year

In the UK, net rental income fell to £79.2 million compared to £82.0 million in 2008. The sale of non-core assets reduced net rental income by £9.5 million, with a further £0.5 million reduction from disposals in the Great Capital Partnership. Covent Garden improved by £3.6 million to £26.5 million through positive rent reviews, a one-off surrender premium and reduced marketing costs. Significant cost savings at Earls Court & Olympia offset a reduction in top line income of £7.0 million producing EBITDA at £21.3 million, a creditable improvement on £20.4 million in 2008. A full year's income from the Empress State building of £10.3 million contributed an increase of £5.6 million against 2008.

The ERV of the UK property portfolio excluding income from exhibition activities was £56.5 million at the end of 2009 compared with a passing rental of £49.4 million, a difference of £7.1 million. £3.5 million of this relates to rent free periods at Covent Garden, of which the majority will expire in 2010, 2.3 million is attributable to vacancies and areas under refurbishment and £1.9 million to non-leased and turnover income.

Capital & Counties UK passing rent and ERV, 31 December 2009


£m
70
60
50
40
30
20
49.4
1.7
0.6
3.5
1.2
0.7
2.8
3.4
56.5
Passing rent
Vacant
Re-furbishment
Rent free
Non-lease income
Turnover rent
Under rented
Over rented
ERV

Operating review continued
Capital & Counties

UK performance continued

As at 31 December 2009, Capital & Counties held investment properties of £1,240 million, a decline of £378 million in the year (see chart below):


Change in Capital & Counties UK investment properties
£m
2,010
1,610
1,210
810
410
10
1,618
38
216
94
106
1,240
Dec 08
Additions
Disposals
Empress State Building de-consolidation
Revaluation
Dec 09

In the second half of 2009, the valuation of Covent Garden and the Great Capital Partnership improved by 2.9 per cent and 9.8 per cent respectively and Earls Court & Olympia was unchanged.

Activity in the year

Good progress was made towards fulfilling the business plans of each estate:

- 67 new leases granted generating £6.4 million of passing rent
- 34 rent reviews completed with an average uplift of 15 per cent
- Occupancy rate of 98 per cent across the UK property portfolio (excluding Earls Court & Olympia) at year end
- 21 property sales in the year generating £182 million (the Group's share)
- Acquisition of partners' interest in Earls Court & Olympia for £30.2 million plus modest future overage arrangements conditional on planning consent
- Repayment of £65 million made on debt secured on Earls Court & Olympia
- Earls Court & Olympia EBITDA improvement to £21.3 million
- At 31 December 2009 77 per cent of 2010 budgeted licence fees secured for Earls Court & Olympia
- Earls Court granted Opportunity Area status in the Draft London Plan


Capital & Counties UK lease maturities
Weighted average 7 years, 6 months
13%
6%
5%
6%
11%
39%
14%
6%
2010
2011
2012
2013
2014
2015-2019
2020-2024
2025+
Percentage of C&C passing rent

Covent Garden

Our strategy of extending prime across the estate to generate higher income and value is taking shape. A portfolio of 44 buildings offering 300 tenancies and 750,000 sq. ft. of mixed use accommodation provides a solid platform from which to operate. Increased footfall, high occupancy, strong retailer demand and stable prime rents in a difficult year show the resilience and attractiveness of Covent Garden as a retail and commercial destination.

The highlight of 2009 was the completion of an important letting of the whole of Bedford Chambers to an iconic global technology brand. The new retail and office accommodation of 41,000 sq. ft. will open later this year and is expected to assist in driving footfall and rents confirming the direction of our enhancement strategy towards higher quality, contemporary brands capable of trading longer hours.

Eight other new brands were welcomed to the estate and a major planning application was made for the former Theatre Museum. The refurbished property will include a new high quality restaurant, a new national art gallery and an events area.

The improving tenant line-up was supported by innovative marketing activities which included a co-operation with the Tate Modern installing a Jeff Koons piece in the Market Building, a Real Food Market on the Piazza and the London Fashion Fringe.

Such initiatives helped improve visitor numbers by 2.0 million in the year to 45.2 million with an exceptionally strong improvement over the Christmas period.

Demand for accommodation was positive with occupancy levels of 99 per cent taking account of 1.4 per cent held for development. Prime Zone A rents have in general been maintained as evidenced by the lettings to Skechers and Kurt Geiger on James Street at Zone A equivalent rents of £585 psf.

The like-for-like valuation improved by 2.9 per cent in the second half to £548 million, a decline of 6.1 per cent in the year.

Great Capital Partnership

The partnership is well positioned to participate in a recovery in rents and values of prime central London properties owning 34 prime freehold and leaseholds in the heart of the capital comprising 988,000 sq. ft. Capital & Counties has a 50 per cent interest in the partnership and participates actively in its strategic management.

In 2009, the partnership completed a significant head lease re-gear with the Crown Estate, comprising 132,500 sq. ft. in five buildings forming a single block fronting Piccadilly and Jermyn Street. The surrendered leases ran for 69 years with an average annual head rent of 15 per cent of rental value and were re-geared to a new 125 year term with an average annual head rent reducing to 10 per cent.

Three tactical disposals were completed during the year for a total value of £18.5 million (the Group's share) and one acquisition was made for £4 million (the Group's share) in December 2009.

As at 31 December portfolio occupancy was 97 per cent. Income for the year was broadly in line with 2008 at £13.8 million and the valuation, whilst 9.8 per cent up in the second half, declined by 7.5 per cent in the year.

Earls Court & Olympia

While Earls Court & Olympia marginally increased EBITDA in 2009 to £21.3 million benefiting from close control of costs, the UK exhibition and conference sectors have come under pressure in 2008 and 2009 as businesses have cut back their marketing budgets due to the economic recession. This will continue to impact the operational performance of Earls Court & Olympia at least through 2010, although its prime central London location remains attractive to exhibitors.

The Group has continued to make good progress in the year to date in pursuing a planning application for the comprehensive redevelopment of Earls Court which is part of the Earls Court Regeneration Area together with adjacent land owned by TfL and London Borough of Hammersmith & Fulham. The combined sites were designated Opportunity Area status in the Draft London Plan and the three landholders are working closely together to submit a comprehensive planning application having signed a formal collaboration agreement.

The valuation of Earls Court & Olympia including the 50 per cent interest in Empress State declined by 9.9 per cent to £434.8 million in the year.

Outlook

Throughout the economic downturn, central London has continued to demonstrate growth in visitor numbers and a stronger level of consumer spending than the rest of the UK. Investment property values began to recover in the second half of the year from a trough in values around the middle of 2009 and rental levels have stabilised.

The weak exhibition market will impact the operational performance of Earls Court & Olympia at least through 2010. However, currently around 80 per cent of 2010 budgeted exhibition licence fees were contracted. This is a key driver to a number of ancillary revenue streams such as parking and catering. Good progress has been made in pursuing a planning application for Earls Court.

Due to relatively low supply of new office space, the greater tenant diversification and consistent attractiveness of the West End to companies from a range of industries, the Great Capital Partnership is well positioned to benefit from economic recovery due to its strategic focus on prime properties with added value potential.

Occupancy levels, footfall and tenant demand at Covent Garden have been very encouraging. The major international technology brand opening in the Summer of 2010 on the Piazza in Bedford Chambers is expected to have a positive impact on the level of trade and increase the attractiveness of the area to other potential tenants.

Following demerger, the Group, with its sound financial position and concentration of assets in three landmark estates in the central London real estate market, is well placed to pursue its objective of delivering superior total returns for shareholders.

International

USA

US dollar net rental income from the California portfolio fell by a modest one per cent in the year but exchange rate fluctuations resulted in an improved sterling performance of £3.7 million to £24.6 million. Valuations declined by a significant 20.8 per cent to £348 million reflecting market conditions.

Retail trading conditions remained weak across the portfolio, for example like-for-like sales at Serramonte were down nine per cent in the year and footfall also fell by around nine per cent. Total portfolio occupancy at the year end was at 91 per cent.

The Group continues to actively explore tax efficient options to exit over time its direct investment in the USA.

Other

In China, our relationship is developing well with Harvest Capital and China Resources. Our first co-investment in Harvest Capital's fund CR1 is showing a surplus. In India, our joint venture Prozone Liberty, in which we have a 25 per cent interest, is working on four major shopping centre projects with the first in Aurangabad due for completion in 2010. Our other international investments were valued at £77 million at 31 December 2009.



David Fischel
Chief Executive

9 March 2010

Operating review continued
Capital & Counties

Portfolio analysis: Capital & Counties key estates


Covent Garden dining


Covent Garden Piazza East


Earls Court exhibition centre and Empress State Building

1. Covent Garden London

Market value
£548m

Size (sq. ft.)
750,000

% ownership
100%

Number of properties
44

Occupancy
98.9%

Passing rent
£26.7m

Average rent p.s.f.
£35.60

Key stores
Ben Sherman, Skechers, Le Pain Quotidian, Tuttons, Kurt Geiger, Hugo Boss

2. Earls Court & Olympia

Market value
£435m

Size (sq. ft.)
1,209,000 exhibition
481,000 office

% ownership
100%†

Number of properties
3

Exhibition EBITDA
£21.3m

Passing rent (Empress State)
£6.6m

Average rent p.s.f. (Empress State)
£28.20

Key shows
Ideal Home, London Book Fair, BETT, 100% Design, Brits

Key tenant
Metropolitan Police

3. Great Capital Partnership

Market value
£247m

Size (sq. ft.)
988,000

% ownership
50%

Number of properties
34

Occupancy
96.9%

Passing rent
£15.4m

Average rent p.s.f.
£35.70

Key tenants
VNU Business Publications Ltd, Standard Chartered Bank, Secretary of State for Communities and Local Government, Aquascutum Ltd

4. USA

Market value
£348m

Size (sq. ft.)
2,556,000

% ownership
100%*

Number of properties
13

Occupancy
91.2%

Passing rent
£31.1m

Average rent p.s.f.
£12.18

Key stores
Target, Macy's, Safeway, Cheesecake Factory, CVS, Pier One

† 100% interest in Earls Court & Olympia. 50% interest in Empress State.

* Four of 13 US properties owned jointly (all greater than 50%).

Financial review

Financing strategy and financial management

In 2009, the Group's management of its funding has focused largely on strengthening the balance sheet and containing risk. This has involved raising equity and securing medium-term asset-specific debt together with the management of non-speculative hedging of interest rates through swaps on a substantial portion of the Group's floating rate debt. Notable achievements include:

- Completion of two equity capital raises, generating cash proceeds of £866 million net of expenses
- £290 million, five-year joint venture financing for Cardiff completed in August 2009
- Asset-specific loan prepayments and swap terminations of £189 million in 2009 to reduce refinancing and loan financial covenant risk
- £525 million, seven-year refinancing for Lakeside secured facility concluded in January 2010
- Plans to utilise £150 million of cash in 2010 to prepay/refinance loans and terminate interest rate swaps of which £100 million spent so far in 2010

The Group considers that maximising medium and long-term cash returns on capital is a key priority for delivering added shareholder value. The Group has risk-related investment hurdle rates which have been approved by the Investment Committee and against which capital expenditure proposals are evaluated. Once a year strategic plans for each asset are prepared and these assist in determining capital allocation priorities for the Group which are reflected in the annual budget. Performance is regularly monitored against key business performance indicators. Treasury policies are in place and the Board regularly reviews levels of debt, financial risks and plans to manage its risks.

Capital raising

The Group successfully completed two equity capital raises in 2009. In May 2009, £592 million, net of expenses, was raised by way of a Firm Placing and a Placing and Open Offer resulting in 200 million new ordinary shares being issued at 310 pence per share.

In October 2009, 56.1 million new ordinary shares were issued at 500 pence per new ordinary share raising cash of £274.0 million, net of expenses, through a placing. Following these initiatives the number of shares in issue increased to 623 million.

As the capital raisings were structured as placings rather than rights issues, no re-statement of prior year comparatives is made. However, the impact of the additional shares issued as a result of the capital raises contributed 25.9 per cent, over two-thirds, of the 36.9 per cent reduction (7.5 pence) in adjusted earnings per share in 2009 from 29.0 pence to 18.3 pence. Adjusting the 31 December 2008 net assets per share (diluted, adjusted) of 745 pence per share for the impact of the capital raises gives a re-based value of 580 pence per share.

Results for the year ended 31 December 2009

The results for the year ended 31 December 2009 reflect a continuation in the first half of the difficult market conditions in the UK commercial property market that characterised 2008. During the second half of the year there was a significant improvement in market conditions with a reduced level of tenant administrations and upward movement in property valuations as measured by the IPD UK monthly property index.

Income statement

The £329.1 million loss before tax recorded in 2009 was again largely the result of unrealised, non-cash property valuation reductions. The second half included a marked improvement in property valuations, resulting in a gain on property valuations for the Group of £123.0 million, two per cent, in the second half of the year. The movement in fair value of the Group's derivatives, in particular interest rate swaps, (a charge of £665.1 million in 2008) turned to a gain of £416.5 million in 2009 and contributed to a markedly reduced loss for the year.

Underlying earnings for the year, which excludes valuation and exceptional items, fell by 13.0 per cent from £104.9 million to £91.3 million, as illustrated below, and adjusted earnings per share fell by 36.9 per cent to 18.3 pence.


Underlying earnings bridge 2008 – 2009
£m
150
125
100
75
50
25
0
+104.9
-13.5
+0.9
+19.8
-23.5
+2.7
+91.3
2008
NRI – CSC
NRI – C&C
Administration expenses
Net finance costs
Other
2009

Financial review continued

The Group's net rental income contracted by 3.3 per cent to £370.9 million. CSC's net rental income reduced by £13.5 million due to the impact of tenant administrations and the subsequent re-letting of vacant units at lower rental levels. Capital & Counties net rental income increased by £0.9 million. This increase reflects the full year impact of the acquisition of the Empress State property in the second half of 2008 (£10.6 million in 2009, £5.0 million in 2008), largely offset by the impact of lower rental income as a result of property disposals in the year. The divisions' results are described in more detail in their respective Operating Reviews.

Administration expenses reduced by £19.8 million to £43.4 million for 2009, below our target of £45 million outlined in the 2008 annual report. The saving largely resulted from the absence in 2009 of the "one-off" reorganisation costs (£11.6 million in 2008) and headcount related costs which were approximately £11 million lower than 2008. Costs of £1.9 million in relation to the proposed demerger of Capital & Counties are included in the 2009 administration costs.

Underlying net finance costs, which exclude exceptional items of £44.0 million, increased by £23.5 million in 2009. Average gross debt increased compared to 2008 with the proceeds from the two capital raises largely being held as cash to mitigate continued uncertainty on property valuations and the resultant loan covenant and refinancing risk. The interest rate received on these cash deposits was approximately 0.5 per cent, significantly lower than the Group's average debt cost of 5.9 per cent. The interest income received on the Group's holdings of floating rate CMBS notes, secured on a number of its shopping centre assets, reduced by £10 million in 2009. A £7.6 million higher non-cash charge on the debt component of MetroCentre compound financial instrument comprised the majority of the additional higher net finance cost.

Balance sheet

As detailed in the table below, net assets (diluted, adjusted) have increased by £148 million since 31 December 2008. The significant factors in this growth were the two features dominating this year's results, namely the beneficial effect of the two capital raises, totalling £866 million, net of expenses, which more than offset the further reduction in property values experienced in the first half of 2009, resulting in a full year property revaluation deficit of £732 million. Non-core properties with a carrying value of £222 million were disposed of in the year.

	31 December 2009 £m	31 December 2008 £m
Investment, development and trading properties	**6,206.8**	7,107.7
Investments	**85.1**	128.6
Net external debt	**(3,176.2)**	(4,099.5)
Other assets and liabilities	**(694.6)**	(1,151.0)
Net assets	**2,421.1**	1,985.8
Minority interest	**–**	(27.8)
Attributable to equity shareholders	**2,421.1**	1,958.0
Fair value of derivatives (net of tax)	**335.5**	659.0
Other adjustments	**88.0**	78.1
Adjusted net assets	**2,844.6**	2,695.1
Effect of dilution	**101.3**	102.8
Net assets (diluted, adjusted)	**2,945.9**	2,797.9

The fair value provision for financial derivatives, principally interest rate swaps, included in other assets and liabilities above, improved by £418 million largely as a consequence of increased medium-term UK interest rates. The residual provision for interest rate swaps, net of tax, of £336 million is excluded from adjusted net assets.

Adjusted net assets per share

Adjusted net assets per share of 464 pence at 31 December 2009 represents a reduction of 38 per cent from the 31 December 2008 value of 745 pence. The reduction is attributable to the impact of the two capital raises (22 per cent) and then to the property valuation deficit (20 per cent).

Net assets per share (diluted, adjusted) bridge 31 December 2008 – 31 December 2009


(pence)
800
700
600
500
400
300
200
0
745p
-165p
580p
+14p
-118p
-12p
464p
31 Dec 2008
Equity raise effect[1]
31 Dec 2008 rebased
Underlying profit
Valuation deficit
Other
31 Dec 2009

1 The effect includes the impact of the two capital raises in 2009. The October capital raise at 500 pence per ordinary share was completed at a premium of 52 pence per share over the June 2009 net assets per share (diluted, adjusted) of 448 pence per ordinary share.

Cash flow

The cash flow summary below shows a net outflow before financing of £62.8 million, a substantial improvement from 2008, driven by cash proceeds from the disposals of non-core property assets during 2009 and lower expenditure on property-related assets.

	2009 £m	2008 £m
Underlying operating cash generated	**342.5**	336.1
Net finance charges paid	**(274.5)**	(233.0)
Net movement in working capital	**(6.8)**	26.3
Taxation	**0.1**	1.8
Cash flow from operations	**61.3**	131.2
Property development/investments/minority interest	**(257.1)**	(400.9)
Sale proceeds of property/investments	**210.3**	106.6
REIT entry charge	**(38.8)**	(48.4)
Pension buy-out	**(15.5)**	–
Dividends	**(23.0)**	(123.0)
Cash flow before financing and equity raises	**(62.8)**	(334.5)
Net debt (repaid)/drawn	**(301.9)**	208.2
Equity capital raised	**865.7**	2.5
Others	**(9.2)**	6.3
Net increase/(decrease) in cash and cash equivalents	**491.8**	(117.5)

Cash flow from operations has fallen from the comparable period in 2008 largely due to higher finance charges. The higher finance charges include exceptional outflows in respect of revolving credit facility arrangement fees (£5.4 million) and the termination of derivative financial instruments (£34.3 million). Adjusting for these items, which are of a non-recurring nature, gives an underlying operating cash flow of £101.0 million.

Financial review continued

The table below illustrates that underlying operating cash flow generated covers the paid and proposed dividends (totalling 16.5 pence per share) for 2009.

Dividends – cash cover	2009 £m
Underlying operating cash generated	**342.5**
Net finance charges excluding exceptional cash items of £39.7 million	**(234.8)**
Net movement in working capital	**(6.8)**
Taxation	**0.1**
Underlying operating cash generated	**101.0**
Paid and proposed 2009 dividends of 16.5p	**(99.7)**

A one-off cash payment of £15.5 million was made to facilitate an insurance company buyout of the Liberty International PLC defined benefit pension fund in December 2009, thus eliminating the future funding liabilities for the company.

2009 investment in property-related assets was mainly restricted to existing commitments in response to prevailing market conditions. The most significant expenditure was on completion of the St David's, Cardiff development (£89.2 million), which opened in October 2009. Other expenditure in the year included the completion of the Westgate, Oxford centre purchase (£41.6 million), Eldon Square (£27.8 million) and MetroCentre (£20.0 million).

Cash proceeds from the disposal of properties and investments generated cash of £210.3 million, with the largest transactions being £63.6 million received for the Broadgate development in Leeds and £26.8 million for a property in Manchester sold to Primark, the existing occupier. Sales of third party CMBS notes generated cash proceeds of £18.7 million.

Net debt repayments of £302 million are discussed in the debt structure section below. Net proceeds of the two completed capital raises resulted in the significant increase in the Group's cash balance at the end of 2009.

Capital commitments

The Group has an aggregate commitment to capital projects of £142 million, which includes £13 million for commitments in respect of investments in China. £76 million of the outstanding commitments are in respect of remaining payments for the extension to St David's, Cardiff and associated residential development. Based on current development plans it is anticipated that £123 million of these commitments will be funded in 2010.

Financial position

The Group's debt has been largely arranged on an asset-specific basis, with limited or non-recourse to the Group. This structure permits the Group a high degree of financial flexibility in dealing with individual property issues, compared to a financing structure based on a single Group-wide borrowing facility. This flexibility has proved to be advantageous in the difficult debt and commercial property markets experienced in the past two years.

In addition to the asset-specific debt, the Group has a corporate revolving credit facility of £248 million, which can be utilised to fund development and investment opportunities before they reach the stage that they can support their own financing arrangements. This facility, which has recently been extended to June 2013, is currently undrawn.

Net external debt reduced from £4,100 million at 31 December 2008 to £3,176 million at 31 December 2009. The two capital raises, discussed previously, were the major factor in the reduction in net external debt. In addition, non-cash movements resulted in the gross debt position reducing by a further £109 million.

The Group had cash of £583 million at 31 December 2009, and has an undrawn revolving credit facility of £248 million as detailed above. The Group is in compliance with all of its corporate and asset-specific loan covenants other than Xscape Braehead LTV covenant referred to below.

Group debt ratios were as follows:	31 December 2009	31 December 2008
Debt to assets	**51%**	58%
Interest cover	**142%**	145%
Weighted average debt maturity	**5.1 years**	5.8 years
Weighted average cost of gross debt	**5.9%**	6.0%
Proportion of gross debt with interest rate protection	**102%**	103%

The debt to assets ratio was 51 per cent, down from 58 per cent at 31 December 2008, with the impact of the equity capital raised more than compensating for the impact of the revaluation deficit on the value of the Group's property assets.

Following the Lakeside facility refinancing that was completed in January 2010:

- the weighted average debt maturity increased to 5.8 years from 5.1 years as at 31 December 2009
- the weighted average cost of gross debt reduced to 5.8 per cent from 5.9 per cent as at 31 December 2009
- proportion of gross debt with interest rate protection fell to 99 per cent from 102 per cent at 31 December 2009
- the next significant date for repayment of CMBS-related debt is now 2015

Debt structure and maturity


Debt maturity profile
£m
1,000
900
800
700
600
500
400
300
200
100
0
2010
2011
2012
2013
2014
2015
2016
2017
2018+

The chart reflects the pro forma position as at the 31 December 2009, adjusted for the £525 million Lakeside refinancing that completed in January 2010.

During 2009, the Group repaid a net £302 million of debt. Scheduled loan repayments were £78 million with an additional £139 million of other principal prepayments largely relating to the facilities secured on the Lakeside (£58.5 million) and the Earls Court & Olympia (£65 million) properties. The corporate revolving bank facility, of which £140 million was drawn at 31 December 2008, was repaid in the year and remains undrawn.

In 2010, £141 million of debt is due for repayment, including the £79 million of convertible bonds, with the balance being standard principal amortisation. Following the successful refinancing of Lakeside, the next significant secured debt maturity is the Earls Court & Olympia bank loan which occurs in February 2012. A detailed breakdown of the Group's debt maturity is shown in the notes to the financial statements.

Financial covenants

Full details of the loan financial covenants are shown in the Other information section on this report.

Financial covenants apply to £3.0 billion of secured asset-specific debt. The two main covenants are Loan to Value (LTV) and Interest Cover (IC). The actual requirements vary and are specific to each loan. The Group is fully compliant in all financial covenant tests certified to lenders on this secured asset-specific debt.

As previously noted, the Group's debt has been largely arranged on an asset-specific basis, with limited or non-recourse to the Group. The flexibility this gives in permitting asset specific issues to be dealt with has proved to be advantageous in the difficult debt and commercial property markets experienced in the past two years.

During 2009; the Group made partial asset-specific loan prepayments with associated swap termination costs of £18.3 million and cash deposits of £19.8 million. Cash deposits can be recovered by the Group when financial covenants return to the required level.

There are LTV and IC tests that apply to the Group's £252 million of joint venture borrowing. The joint ventures are in compliance with their financial covenants with the exception of the Xscape Braehead Partnership. The 31 December 2009 annual valuation of £52 million for the Xscape Braehead property, which is owned by the Xscape Braehead Partnership, a 50 per cent joint venture between Capital Shopping Centres and a subsidiary of Capital & Regional plc, indicated a Loan to Value ratio in excess of that specified in the £49 million loan facility secured on the property. Following submission of the valuation to the lender, they served a notice of breach on the Partnership, triggering the cure period. Discussions between the lender and the Partnership as to potential solutions to the breach are in progress.

There are three financial covenant tests that apply to the Group's new £248 million secured term and revolving credit bank facility. These are tested semi-annually on a number of the Group's companies, defined as the Borrower group, and all tests are currently satisfied.

There is a minimum capital cover and Interest Cover condition applicable to the £231 million mortgage debenture tested semi-annually. Both tests were satisfied at 31 December 2009, the latest test date. Compliance with financial covenants is and will continue to be constantly monitored.

Financial review continued

Refinancing activity

Lakeside

The existing loan secured on the Lakeside, Thurrock shopping centre was due to mature in July 2011. To take advantage of an improvement in bank liquidity and to eliminate refinancing risk this loan was replaced in January 2010 by a seven-year £525 million facility with a consortium of seven banks. In preparation for this refinancing £58.5 million was prepaid in December 2009.

The prepaid loan had a funding cost of 5.5 per cent. The hedging arrangements of the new loan require progressively greater levels of interest rate protection over time. Based on prevailing interest rates, the Group should incur an interest cost of 4.26 per cent in 2010 on this loan.

Earls Court & Olympia

In December 2009, the loan facility secured on the Earls Court & Olympia properties was renegotiated, with the Loan to Value (LTV) covenant being removed and the Interest Cover covenant, which previously included a number of calculations based on loan tranches, being simplified to one Interest Cover covenant of 110 per cent. A loan prepayment of £65 million was made with associated swap termination costs of £5.2 million.

Interest rate hedging and fair value of financial instruments

At 31 December 2009, the fair value liability of the Group's derivative financial instruments was £371 million. This liability includes all the Group's derivatives contracts to hedge interest rate and currency risk. The liability reduced by £418 million from the end of 2008. This reduction was largely due to the increase in sterling interest rates for maturity periods greater than three years, with rates for shorter maturities actually falling from the December 2008 levels.

During the year the Group terminated £1.6 billion of forward starting interest rate swaps, unattached to asset-specific debt, for a net payment of £10 million, representing the market value liability at the point of termination.

Forward hedging of interest rates

The Group's current net debt is fully hedged through a combination of fixed rate debt and interest rate swaps. The following interest rate swap summary table details the amount of forward hedging in place both in nominal amount and average rate payable under the swap contract. The Group's cost of debt will equate to the swap rate payable plus the margin payable to the lender. The reprofiling of interest rate hedges in 2009 reduced forward interest hedging commitments as shown below.

Interest rate swap summary In effect on or after:	**31 December 2009 Net amount £m**	31 December 2008 Net amount £m	**31 December 2009 Average rate %**	31 December 2008 Average rate %
1 year	**3,206**	3,595	**5.25**	5.28
2 years	**2,918**	3,575	**5.18**	5.27
5 years	**2,325**	3,184	**5.27**	5.16
10 years	**625**	2,425	**5.16**	4.69
15 years	**500**	2,100	**4.97**	4.58
20 years	**500**	2,100	**4.97**	4.58
25 years	**125**	1,615	**4.57**	4.40

Accounting for Empress State

In August 2009, following the expiry of the option to buy the 50 per cent interest in the Empress State Partnership owned by Land Securities PLC, under IAS 27 "Consolidated and Separate Financial Statements", the Group lost deemed control of the Partnership. This resulted in the accounting treatment for the Group's interest moving from consolidating 100 per cent of the Partnership, with the partner's 50 per cent interest accounted for as a minority interest, to proportionally consolidating the Group's 50 per cent share in the Partnership's assets and liabilities. This resulted in a deemed disposal of £94.4 million of investment property and reduced the Group's gross debt by £78 million.

Earls Court & Olympia minority interest buy-out

In December 2009, the Group acquired the 50 per cent minority interest from the former partners in Earls Court & Olympia. The consideration comprised a cash payment of £25.0 million and the waiving of a £5.2 million receivable from one of the former partners. The agreement contains a deferred consideration payment clause, based on a number of factors including the granting of planning permission for the Earls Court & Olympia properties. This deferred consideration has been estimated at £3.8 million after discounting as it is not envisaged that any payment will be due until 2012.

Taxation

Since the Group became a UK REIT on 1 January 2007, it has benefited from the tax savings that REIT status provides. The financial benefits to date have amounted to £163 million, comprising net rental income and capital gains sheltered from UK tax.

REIT entry charge payments of £39 million were made in 2009, bringing the total paid to date to £103 million, with £65 million remaining to be settled in instalments to 2011.

Income and gains from the non-REIT qualifying parts of the Group continue to be subject to taxation, with a net tax charge of £41.0 million in the year to 31 December 2009. This is principally due to a net £43.1 million deferred tax charge arising in respect of fair value gains on derivative financial instruments partially offset by a deferred tax credit arising on investment property valuation deficits in non-REIT qualifying parts of the Group.

Underlying earnings for 2009 have benefited from a net tax credit of £3.0 million, which includes prior year adjustments following agreement with the tax authorities of prior year tax computations.



Ian Durant
Finance Director

9 March 2010

Key risks and uncertainties

Key risks and uncertainties

The key risks and uncertainties facing the Group are as set out in the table below:

Risk	Description
Financing[1]	
Liquidity	Reduced availability
Economic and property market downturn	Property values decrease Reduction in rental income
Interest cover	Interest rates fluctuate
Market price risk of fixed rate derivatives	Interest rates fluctuate resulting in significant assets and or liabilities on derivative contracts
REIT	Breach REIT conditions PID requirements
Group's ordinary shares are dual-listed	The Group's ordinary shares are listed on the London and Johannesburg stock exchanges
Joint Ventures	Reliance on JV partners' performance and reporting
Asset Management	
Tenants	Tenant failure
Voids	Increased voids, failure to let developments
Reputation	
Responsibility for visitors to shopping centres	Failure of Health & Safety
Business interruption	Lost access to centres or head office
People/HR	
Staff	Key staff
Developments	
Time	Planning
Cost and letting risk	Construction cost overrun, low occupancy levels

1 Additional details on Financial Risk Management are given in note 32 to the consolidated financial statements.



Impact	Mitigation
Insufficient funds to meet operational and financing needs	Capital raisings have enhanced liquidity position Regular reporting of current and projected position to the Board Efficient treasury management and strict credit control
Impact on covenants	Regular monitoring of LTV and ICR covenants Covenant headroom monitored and maintained Regular market valuations Focus on quality assets
Lack of certainty over interest costs	Hedging to establish long-term certainty
Potential cash outflow if derivative contract contains break clause	Manage derivative contracts to achieve a balance between hedging interest rate exposure and minimising potential cash calls
Tax penalty or be forced to leave the REIT regime Requirement to pay 90 per cent of income restricts ability to retain cash for investment	Regular monitoring of compliance and tolerances Alternative sources of investment funding constantly under review
Additional complexity when assessing options for capital raising	Professional advice sought in both jurisdictions to ensure Group capital needs are met in optimal manner
Partners underperform or provide incorrect information	Agreements in place and regular communication with partners
Financial loss	Initial assessment of tenant covenant strength Regular reporting and modelling of tenant covenant Active credit control process
Financial loss	Policy of active tenant mix management
Impact on reputation or potential criminal/civil proceedings	Annual audits carried out by external consultants Health & Safety policies in place
Impact on footfall and tenant income Adverse publicity	Documented Business Recovery Plans in place Security team training and procedure in shopping centres Terrorist insurance is in place Flu pandemic recovery plan documented
Loss of key members of the management team could impact adversely on the Group's success	Succession planning Performance evaluation Training and development Incentive reward
Securing planning consent for developments	Policy of sustainable development and regeneration of brownfield sites Constructive dialogue with planning authorities
Returns reduced by increased costs or delay in securing tenants	Approval process based on detailed project costs Regular monitoring and forecasting of project costs and rental income Fixed cost contracts

Corporate responsibility

Introduction

We are committed to working closely with the communities served by our businesses and operating responsibly in terms of care for the environment, reduction in energy consumption and promotion of increased recycling of waste. Ours is a long-term business. The relationships forged with our occupiers and with the wider collective of stakeholders in areas where our assets are located directly underpin and sustain our plans for long-term, high quality growth and development. The people in and around our business make these aspirations both realistic and deliverable.

The full web-based Liberty International 2009 Corporate Responsibility Report can be viewed at **www.liberty-international.co.uk/cr**. Some highlights of the year are set out below.

Measuring our commitment to sustainability and community

Ours is a business founded on people and places and we take our widespread engagement with environmental and community issues of concern to our stakeholders very seriously. This is emphasised by putting ourselves forward for external scrutiny and measurement.

We continue to be counted in the first rank in the property sector across the full range of CR measures. Our engagement with the major and respected benchmarking agencies has, once again, been productive and we remain constituent members of the BitC Corporate Responsibility Index, FTSE4Good, JSE SRI Index and the Dow Jones Sustainability Indexes. We also remain committed to the Carbon Disclosure Project and participated in the 2009 CDP survey. 2009 saw our inclusion, once again, in The Sunday Times list of Best Green Companies.


FTSE4Good


JSE
SRI INDEX


Dow Jones
Sustainability Indexes
Member 2009/10


MEMBER OF
THE INVESTMENT REGISTERS
ETHIBEL
PIONEER &
EXCELLENCE

Environment

From an ecological and business perspective it pays to take care of the environment in which we operate and reduce, where possible, energy consumption and increase the proportion of recyclable waste arising from our business activities.

Shrinking our footprint

Liberty International has reported year-on-year reductions in its carbon footprint for a number of years. This achievement has been delivered through the use of technology to monitor and manage energy consumption, the replacement of equipment with more energy efficient alternatives and the encouragement of colleagues, and our service delivery partners, to employ good housekeeping practices whilst occupying our premises. All CSC shopping centres have been the subject of an energy audit, performed by qualified consultants. These audits have helped signpost short, medium and longer term energy saving opportunities to ensure that year-on-year reductions in our carbon footprint can continue.

Environment continued

In 2010 we will be working with The Carbon Trust to achieve The Carbon Trust Standard. The Standard was launched in June 2008. It builds on other international standards for the measurement of corporate carbon emissions. A full appraisal of all of Liberty International's holdings has been carried out in readiness for the Carbon Reduction Commitment (CRC) Energy Efficiency Scheme which starts in April 2010 and a Carbon Reduction Strategy is in place. Our approach to environmental responsibility extends beyond carbon reduction. We continue to work hard to reduce the volume of waste sent to landfill and are proud to report further increases in the volume of waste sent for useful recycling.


CARBON
TRUST

CARBON DISCLOSURE PROJECT

London Green500

In 2008 Liberty International signed up to the London Green500 initiative. We qualified to apply as we own property in London including our head office. The Mayor of London's Energy Strategy aims for an overall CO_2 reduction of 60% by 2025. London Green500 is one of a number of London Development Agency initiatives.

London Green500 is designed to target 500 of the biggest organisations in London. It aims to set a global standard of environmental excellence which will set members apart as bastions of global organisational citizenship. June 2009 saw the end of the first round of, in effect, analysing and judging the efforts of those companies who had already signed up to London Green500. There are five levels of Green500 Award, we are proud that we have qualified for a Gold Award.


LONDON
GREEN500
GOLD

UK shopping centre total energy use


kWh ('000)
150,000
145,000
140,000
135,000
130,000
125,000
120,000
115,000
2005
2006
2007
2008
2009

Note: The 2006 figures include the addition of Chapelfield, Cribbs Causeway and Arndale Manchester to the portfolio.

Breakdown of waste disposal routes


% of total waste
60
50
40
30
20
10
0
2005
2006
2007
2008
2009
— % Landfill
— % Energy from waste
··· % Recycled

UK shopping centre energy use/sq. ft.


kWh/sq. ft.
25
20
15
10
5
0
2005
2006
2007
2008
2009

Corporate responsibility continued

Community

It makes sense to be part of the varied communities we seek to serve. Our community programmes involving employees at the CSC centres, Covent Garden London and Earls Court & Olympia go from strength to strength. These are just a few examples.

Community support

Hours of community support

2005	2006	2007	2008	2009
3,600	4,300	3,728	4,510	5,330

Charitable donations £

2005	2006	2007	2008	2009
143,000	176,000	271,000	290,000	309,000

Total cash equivalent community support £

2005	2006	2007	2008	2009
643,000	931,000	1,243,000	1,365,000	1,337,000

Welcome from Covent Garden London

Covent Garden London (CGL) helped fund a team of four 'Covent Guardians' who provide a reassuring presence for shoppers and businesses in and around the Covent Garden Piazza which is at the heart of our Covent Garden London business. The Covent Guardians, who are already delivering significant results on the ground, are working closely with the police to tackle antisocial behaviour and crime as well as responding to visitor queries, maintaining well-kept streets and assisting local law enforcement.

The Covent Guardians represent the most visible first step of CGL's planned roll-out of their Enhanced Visitor Experience (EVE), a scheme developed to offer assistance to visitors to the area and to improve the supervision and maintenance of the local environment. A joint initiative between CGL and Westminster City Council, EVE will enhance Covent Garden's reputation as a world-class shopping and cultural destination by helping to reinvigorate and improve the whole area and underlines the welcome extended by CGL to visitors both from the UK and abroad as well as offering public realm improvements to local residential and business communities.

Sustrans – Metrocentre and Lakeside

Our three-year partnership with Sustrans, the UK's leading sustainable transport charity, supporting Bike It projects at schools near Metrocentre and Lakeside, moved into its second year. The Metrocentre initiative was launched in late 2008 and the project at Lakeside started when the Mayor of Southend joined pupils at Temple Sutton Primary School to publicise the local Bike It initiative funded by CSC.

Bike It seeks to encourage more kids and adults to cycle which promotes good health and care for the environment. The UK's roads, however, are very busy and Bike It also focuses on safety issues regarding these to be of paramount importance.

The two initiatives are not identical. Metrocentre Bike It has focused on the provision of bikes for schools enabling greater access and increasing bike use to and from school. At Lakeside the focus has been on group safety and training initiatives delivered to children most of whom already have access to bikes.

The whole project is underpinned by the need to promote safety and the Bike It officers, trained by Sustrans, teach all the children how to cycle safely as well as showing them the best way to care for their bike.


Covent Garden
London



Covent Guardians


sustrans
JOIN THE MOVEMENT



Safe and healthy cycling in Southend

Young Enterprise Scheme – The Chimes

The Chimes has worked with the Young Enterprise Scheme in Hillingdon for three years. Young Enterprise encourages young people to learn about business from many different angles. This scheme starts at a local level and successful companies can go on to take part in regional and even nationwide competitions. Students "learn by doing" and they gain invaluable lessons for life.

Mandy Bhullar and Michelle Moffitt have been Business Advisors for the Young Enterprise scheme. In 2008/9 Mandy was Business Advisor to Year 12 Young Enterprise students from Barnhill Community High School, who successfully set up and ran their own real limited company called 'CFU' – CustomForU. The company's mission was to produce fashionable, customised clothing and accessories. The group aimed to increase their profile using innovative and forward-thinking marketing techniques.

During the course of the year the students attended a Trade Fair at The Chimes where they successfully sold their popular products to the general public. On 31 March 2009 the students attended the Young Enterprise Area Finals at BBA Waterside and won an award for the Best Report of 2009.

Retail Gold – Eldon Square and Metrocentre

Retail Gold, a project to develop placement opportunities for young people undertaking BTEC qualifications in retail, created in partnership between the Newcastle Education Business Partnership (NEBP) and CSC, owner of Metrocentre and joint owner with Newcastle City Council of Eldon Square, celebrated another successful year.

The Lord Mayor of Newcastle presided over the high profile awards ceremony at the Newcastle Civic Centre on 19 May. Nearly forty young people from Gosforth High School and St Robert's of Newminster RC School received certificates to acknowledge their successful participation in retail placements connected with their BTEC course.

Retail Gold would not be a success without the active support of a number of retailers at Eldon Square and Metrocentre. CSC is very grateful for their participation.



The Lord Mayor of Newcastle supported our initiative

People

Our employees are fundamental to the success of our business and to the delivery of a high quality service to our shoppers and occupiers. We provide a range of employee benefits and have recently introduced additional schemes.

Performance indicator	2005	2006	2007	2008	2009
Total employees	884	374	337	292	268
Management retention (%)	86	82	92	90	94*
All employee retention (%)	81	72	86	87	92
Management female (%)	34	40	40	39	39
All employees female (%)	41	58	62	62	60

* Retention is calculated taking into account unplanned leavers only, i.e. those employees who left as a result of resignation or dismissal.

NB: For consistency in reporting, the above statistics do not include Earls Court & Olympia and Tuttons Brasserie employees.

Helping parents and promoting carbon neutral travel

Towards the end of 2009 we announced two schemes for 2010, which will offer our employees tax savings on acquiring childcare vouchers and bicycles.

Computershare Voucher Services formerly known as Busy Bees Childcare Vouchers

Childcare Vouchers

Vouchers can be used to cover a wide range of childcare provision. Employees receive tax and National Insurance exemptions on the value of Childcare Vouchers taken up to a maximum of £243 per month.

Cycle to Work Scheme

The Cycle to Work Scheme is a Government-sponsored initiative that allows employees to make savings on new bicycles and bicycle equipment. The Scheme is open to all employees who wish to use the bicycle and/or equipment for work-related reasons for at least part of the time – e.g. commuting to work. Bicycles and equipment up to the value of £1,000 are covered by the Scheme.

cyclescheme.co.uk tax-free bikes for work

Corporate responsibility continued

People continued

Staff Recognition Fund

Throughout the year a number of Liberty International staff undertook volunteering in their own time in support of a number of charities: Luton & Dunstable Hospital's Neo-natal Intensive Care Unit, Great Ormond Street Hospital, Breast Cancer, Breakthrough Breast Cancer and the British Heart Foundation. All of these efforts were supported by the Liberty International Group Staff Recognition Fund which offered significant additional donations to augment the sums raised by employees.


26357
Andrew Hicks of Covent Garden London arrived safely


Supporting the
British Heart Foundation


Green Gym


BTCV

Health and Safety

Liberty International places the highest importance on the Health and Safety (H&S) of its employees, occupiers and shoppers. We are committed to delivering high standards across all aspects of our operations and are acutely aware of the paramount need to offer our shoppers a secure and safe environment throughout our centres and other business assets. Every practical step is taken to achieve this objective, including working with the police and industry bodies to ensure we respond to heightened security alerts.

Our H&S policy is overseen by the Board and implemented through an H&S management system which promotes a strong culture of safety consciousness across the organisation. Currently, we have four H&S Committees comprising representatives from all levels of the business. The roles of the committees are to review new legislation, oversee H&S progress and review accident reports. Additionally, an H&S Forum is established in each shopping centre and exhibition venue. All our H&S activity is monitored by independent external advisers.

In April 2009 we installed a web-based health and safety compliance system in all our directly managed shopping centres, supported by our external consultants. This provides a central repository of relevant information providing instant 'real time' reporting, available to all authorised personnel in operational and management roles.

We have a programme of H&S awareness training; such issues form part of our induction procedures and are reinforced through additional job-related courses. Our community programmes pick up H&S issues as well. We have supported the BTCV Green Gym concept for a number of years and 2010 sees an increase in our involvement.

H&S performance (UK directly managed shopping centres)
RIDDOR incidents (reportable accidents)

2005	2006	2007	2008	2009
19	29	20	44	36

Employees
RIDDOR incidents

2005	2006	2007	2008	2009
6	3	0	0	0

BTCV Green Gym – Braehead

The Braehead Shopping Centre team working with BTCV Scotland supports the Linwood Green Gym and are delighted to have been a winner in the BTCV Green Heroes Awards 2009. Braehead won the Local Partnership Award for 2009 and is committed to continuing its support of the popular Linwood Green Gym. The Green Gym concept both encourages healthy outdoor activity and supports environmental improvements in the local community. Harlequin Shopping Centre looks forward to helping to create a new Green Gym working with Watford Borough Council and BTCV in the Colne River Park.

Key relationships

Various companies within the Group have contractual arrangements with a large number of third parties including tenants, joint venture partners, service providers and construction companies. The Directors do not consider that disclosure of the terms of any particular contractual arrangement is necessary to provide an understanding of the development, performance or position of the Group's business.

Tenants

CSC is committed to active tenant management and ongoing investment in its shopping centres with the aim of creating, through a mix of retail, catering and leisure facilities, a compelling choice for both retailers and the shopping public. To achieve this, proactive relationships with our primary customer, the retailer, are essential. Understanding a retailer's business model and needs help inform their space requirements which strengthens CSC centres as compelling destinations for shoppers.

Top 20 tenants account for 37 per cent of CSC's rent

Rank	Tenant group	No of units	% of rent	Rank	Tenant group	No of units	% of rent
1	Arcadia	46	5%	11	Clinton Cards	22	2%
2	Boots	17	3%	12	River Island	12	2%
3	Next	17	3%	13	WH Smith	11	1%
4	HMV	21	2%	14	DSG	12	1%
5	H&M	12	2%	15	Debenhams	6	1%
6	Monsoon/Accessorize	26	2%	16	House of Fraser	4	1%
7	New Look	14	2%	17	Signet	25	1%
8	Bhs	11	2%	18	Clarks	14	1%
9	Primark	8	2%	19	Republic	14	1%
10	Sports World	14	2%	20	JD Sports	12	1%
					Top 20 tenants total	**318**	**37%**

Joint venture partners

The Group is involved in carefully evaluated and fully negotiated business partnerships with companies of suitable stature having similar business ethics, both in the UK and overseas. In each of the partnerships, Liberty International insists on board representation to ensure that we have shared control in the management of the business.

Our partnership with Provogue (India) Limited, Prozone-Liberty, works collectively to ensure that appropriate systems are put in place to promote and safeguard health & safety and welfare matters of relevance to all those working on the construction and subsequent operation of all sites under its control.

Representatives of the partnership based in India have visited Capital Shopping Centres in the UK during 2009 to understand local practices and procedures in the development and management of prime regional shopping centres with a view to implementing those appropriate to the growing organised retail sector in India.

Supply chain

A company's relationships with its supply chains are viewed as increasingly important, with an emphasis in the areas of environmental management, sharing best practice and employee development and engagement.

We recognise the wide range of potential impacts arising from our supply chain as it relates to the development of our property portfolio and the procurement of the products and services for its management and operation. To this end, we have established procedures for working with key suppliers to deliver our CR objectives.

Our key suppliers are those we have contracted to provide services at our regional shopping centres. There are two principal types of services provided; "soft" services – the provision of security and cleaning and "hard" services – technical services, such as heating, lighting and building management.

The contracts of the three key service providers include details of the required standards of ethical trading and corporate responsibility, underpinned by a number of specific performance indicators relating to energy, waste and CR. Our service providers are increasingly making efforts to benchmark their performance and actively support our CR objectives through their operational practices. Compliance to these performance standards is monitored by each centre's General Manager and at head office by our Contract Manager. Each service provider, at each centre, is formally reviewed monthly and is audited annually.

External audits are also conducted to confirm our service providers adhere to legal requirements and best practice, to ensure that our CR values are reflected throughout the operations of each company. Where possible, we use suppliers and contractors local to our operations and we pay our suppliers within the contractual terms of settlement.

Board of Directors

Chairman and Executive Directors

Patrick Burgess MBE
Chairman Age 65

Appointed a Non-Executive Director of Liberty International PLC in 2001 and Chairman on 1 August 2008. He became a partner at the law firm Gouldens in 1974, serving as Senior Partner for six years, culminating with the merger of Gouldens with Jones Day in 2003, from which he retired in 2007. Mr Burgess is also a Non-Executive Director of Standard Bank PLC.

Committees:
Chairman of the Nomination and Review Committee
Chairman of the Corporate Responsibility Committee
Member of the Investment Committee

David Fischel
Chief Executive Age 51

Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

Throughout his career at Liberty International, he has been closely involved with its corporate development, including its shopping centre business.

Committees:
Member of the Investment Committee

Kay Chaldecott
Managing Director of Capital Shopping Centres Age 47

Joined the Liberty International Group in 1984 and has been closely involved with the development of Capital Shopping Centres for most of her working career. She was appointed a Director of Capital Shopping Centres in 2000 and appointed to the Liberty International Board in February 2005. In October 2005 she was appointed as Managing Director of the Capital Shopping Centres business.

Committees:
Member of the Investment Committee

Ian Hawksworth
Managing Director of Capital & Counties Age 44

Joined the Liberty International Group in 2006. Appointed Managing Director of Capital & Counties and a Director of Liberty International in September 2006. Chairman of Liberty International Construction and Development Limited. He is a Non-Executive Director of AIM-listed Japan Residential Investment Company and is a member of the policy committee of the British Property Federation.

Committees:
Member of the Investment Committee

Ian Durant
Group Finance Director Age 51

Appointed Finance Director in April 2008 he has wide experience in international financial and commercial management. A former Finance Director of Hongkong Land Holdings and Dairy Farm International, he was based in Hong Kong until 2001. He was Finance Director of Thistle Hotels plc and from 2005 to 2007 was Chief Financial Officer of Sea Containers. He is a Non-Executive Director of Greene King Plc.

Committees:
Member of the Investment Committee


Patrick Burgess


David Fischel


Kay Chaldecott


Ian Hawksworth


Ian Durant

Non-Executive Directors

Graeme Gordon Age 46

Appointed a Non-Executive Director in 1996. He is the son of Liberty International's President for Life, Sir Donald Gordon, and represents the Gordon Family Interests on the Board of Liberty International. Has appointed Richard Gordon and Raymond Fine as his alternates.

Ian Henderson CBE Age 66

Appointed a Non-Executive Director in 2005. Chairman of the Remuneration Committee. Formerly Chief Executive of Land Securities PLC. He has been widely involved in industry matters, including being a past President of British Property Federation. He is Chairman of Ishaan Real Estate PLC.

Committees:
Chairman of the Remuneration Committee
Member of the Nomination and Review Committee
Member of the Corporate Responsibility Committee

Michael Rapp Age 74

Appointed a Non-Executive Director in 1986. Many years of experience both in the UK and internationally in the shopping centre and commercial property industry.

Committees:
Chairman of the Investment Committee

Rob Rowley Age 60

Appointed a Non-Executive Director in 2004. Senior Independent Director and Chairman of the Audit Committee. Formerly executive Deputy Chairman of Cable & Wireless plc and a Non-Executive Director of Prudential plc where he chaired the Audit Committee. Early career was at Reuters Group plc from 1978 to 2001, a Director from 1990 to 2001. He was appointed as a Non-Executive Director of Taylor Wimpey plc on 1 January 2010.

Committees:
Chairman of the Audit Committee
Member of the Nomination and Review Committee
Member of the Remuneration Committees

Neil Sachdev Age 51

Appointed a Non-Executive Director of Liberty International in November 2006. Formerly Property Director for Tesco PLC which he joined in 1978, he became Commercial Director for J Sainsbury plc in March 2007.

Committees:
Member of the Audit Committee
Member of the Remuneration Committee

Andrew Strang Age 57

Appointed a Non-Executive Director of Liberty International on 8 July 2009. Andrew Strang was the Managing Director of Threadneedle Property Investments Limited until January 2008. He is Chairman of Hermes Real Estate Investment Management Limited, a Director of the British Property Federation and a consultant to Arbuthnot Real Estate Investment Management Limited. He is a Chartered Surveyor having started his career with Richard Ellis thirty years ago.

Committees:
Member of the Audit Committee
Member of the Investment Committee

Andrew Huntley Age 71

Appointed a Non-Executive Director of Liberty International on 8 July 2009. Andrew Huntley is a Chartered Surveyor whose career with Richard Ellis commenced some 40 years ago. He was Chairman of Richard Ellis from 1993 until 2002. He was a Non-Executive Director at Pillar Property plc from 2000-2005 and is currently Non-Executive Chairman of Panceltica Holdings Limited and a Non-Executive Director of Catella Property Group, Miller Group Limited and The Real Office Group Limited.

Committees:
Member of the Investment Committee


Graeme Gordon


Michael Rapp


Neil Sachdev


Andrew Huntley


Ian Henderson


Rob Rowley


Andrew Strang

Management team

Executive management

Liberty International

Susan Folger
Group Company Secretary

Joined Liberty International as Group Company Secretary in 2000. Fellow of Institute of Chartered Secretaries and Administrators. Commenced her career at the London Stock Exchange, and has been Company Secretary of three FTSE real-estate sector companies prior to joining Liberty International PLC.

Hugh Ford
General Corporate Counsel

Appointed General Corporate Counsel to the Liberty International Group in 2003. Prior to joining Liberty International, he was General Manager Legal at Virgin Atlantic Airways, and before that a commercial lawyer with British Airways Plc. He qualified as a solicitor in 1992 with Freshfields.

Alexander Nicoll
Director of Corporate Responsibility

Joined Liberty International as Director of Corporate Responsibility in 2007. Previously Head of Internal Communications for the Church of England. Has served in London local government and was Lord Mayor of the City of Westminster during 2006–2007.

Peter Weir
Group Financial Controller

Joined Liberty International in October 2008 as Group Financial Controller. Previously worked in a number of finance roles in both listed and privately owned companies. Immediately before joining Liberty International was Finance Director – Europe at Fidelity International.
A member of ICAS.

Kate Bowyer
Investor Relations Manager

Joined Liberty International in 2000 as Group Financial Controller and was appointed Investor Relations Manager in 2008. She qualified as a Chartered Accountant with Coopers & Lybrand (now PricewaterhouseCoopers) in 1995, working in their Canadian and corporate finance practices before joining the Group.

Mark Kildea
Group Treasurer

Joined Liberty International in 1995 and appointed as Group Treasurer in 1998. Member of the Association of Corporate Treasurers. Previously worked in banking prior to joining Liberty International.

Martin Ellis
Managing Director
Construction and Development

Appointed a Director of Capital Shopping Centres on 1 October 2005. He initially joined the Liberty International Group in 1990, before moving to Gardiner & Theobald in 1993 and returning to CSC in 2000. Appointed in 2008 as Managing Director, Liberty International Construction and Development Limited, which is responsible for Group development and construction projects.

Gary Hoskins
Head of Tax

Joined Liberty International in 2003. Qualified as a Chartered Accountant with KPMG in 1997, working in their property taxation team before joining Liberty International.

Brian Horsfield
Chief Information & Systems Officer

Joined Liberty International as Chief Information & Systems Officer in October 2008. Former IS Director of Wolseley UK & Ireland and has over 20 years' IT experience including senior UK and European IT roles.

Capital Shopping Centres

Caroline Kirby
Property Director

Joined the Liberty International Group in 1992. Appointed a Director of Capital Shopping Centres on 1 October 2005. Responsible for the investment management of the shopping centre portfolio.

Trevor Pereira
Commercial Director

Appointed Commercial Director of Capital Shopping Centres on 1 October 2007 with responsibilities for shopping centre operations, marketing, supply chain and commercialisation activities. Previously worked for airport group BAA plc for 21 years, latterly as Retail and Commercial Director for Heathrow Airport.

Loraine Woodhouse
Finance Director

Joined the Liberty International Group in October 2008 as Capital Shopping Centres' Finance Director. Previously Finance Director of Costa Coffee, a wholly owned subsidiary of Whitbread PLC. Qualified as a Chartered Management Accountant in 1992.

Capital & Counties

Gary Yardley
Chief Investment Officer

Appointed Chief Investment Officer and Director of Capital & Counties on 1 June 2007. Previously a senior equity partner of King Sturge LLP and Managing Director of its financial services company. He is experienced in large-scale mixed use developments and is responsible for implementation of Capital & Counties' overall business strategy.

Committees:
Member of the Investment Committee

Bob Tattar
Finance Director

Joined the Liberty International Group in October 2008 as Capital & Counties' Finance Director. Previously a partner of King Sturge LLP and a Director of its financial services company, prior to which he spent 13 years at Cable & Wireless. Qualified as a Chartered Accountant in 1992 with Stoy Hayward.

Bill Black
Property Director, Earls Court

Appointed a Director of Capital & Counties in 1994, having joined the Liberty International Group in 1984. Property Director at Earls Court & Olympia.

Turner Newton
President of Capital & Counties U.S.A. Inc.

Joined the Liberty International Group as Senior Vice President and Director of Capital & Counties U.S.A. in 1986. Appointed Chief Executive of Capital & Counties U.S.A. in 1994.

Directors' report

The Directors have pleasure in presenting their Annual report and the audited financial statements for the year ended 31 December 2009.

Principal activities

During the period the principal activity of Liberty International PLC ("Liberty International") was that of an investment holding company incorporated in the United Kingdom whose business is the management of a portfolio of investments in the property sector predominantly, but not exclusively, in the United Kingdom. Liberty International has been a Real Estate Investment Trust ("REIT") since 1 January 2007. Liberty International's activities are focused on its two major operating businesses: Capital Shopping Centres ("CSC"), which specialises in the ownership, management and development of regional shopping centres and Capital & Counties, which engages in commercial and retail property investment, management and development primarily in the United Kingdom but also in the USA and other parts of the world.

Business review

The Chairman's statement on pages 6 to 9, the Operating review on pages 12 to 26 and the Financial review on pages 27 to 33, and Key risks and uncertainties on pages 34 to 35 provide detailed information relating to the Group, the operation, development and future prospects of the business, the results and financial position for the year ended 31 December 2009 and the principal risks and uncertainties facing the Group. The Corporate Responsibility review on pages 36 to 41 contains information about environmental matters, the Group's employees and social and community matters. The Financial review, accounting policies on pages 74 to 77 and note 33 on pages 95 to 100 contain information on the use of financial instruments.

Future developments

The Group announced its intention to reorganise by way of demerger into two Groups: Capital Shopping Centres and Capital & Counties. This reorganisation is subject to both shareholders' and Court approval.

Dividends

The Directors declared an interim ordinary dividend of 5 pence (2008 – 16.5 pence) per share on 31 July 2009, which was paid on 27 October 2009, and have recommended a final ordinary dividend of 11.5 pence per share (2008 – nil).

Share capital and control of the company

Details of the company's share capital including changes during the year in the issued share capital and details of the rights attaching to the company's ordinary shares are set out in note 36 on page 102. Details of shares repurchased by the company and held as treasury shares are set out in note 38 on page 103. No shareholder holds securities carrying special rights with regards to control of the company. Shares held by the company's Employee Share Ownership Plan rank pari passu with the shares in issue and have no special rights, but voting rights and rights of acceptance of any offer relating to the shares rests with the Plan's Trustee and are not exercisable by the employees.

There are no restrictions on voting rights or any arrangements by which, with the company's co-operation, financial rights are held by a person other than the shareholder, or any agreements between shareholders known to the company which may result in restrictions on the transfer of shares or on voting rights.

Under a £248 million Revolving Facility agreement dated 25 February 2009 (as amended by an agreement dated 19 February 2010) between, amongst others, the company and HSBC Bank PLC (as Agent), on a change of control, if directed by the majority lenders, the Agent may by notice to the company cancel the facility and declare all or part of the outstanding loans repayable on demand and/or declare all or part of the outstanding loans, together with accrued interest and all other amounts accrued under the finance documents, immediately due and payable.

The company is not party to any other significant agreements that would take effect, alter or terminate following a change of control of the company.

The company does not have any agreements with any Executive Director or employee that would provide compensation for loss of office or employment resulting from a takeover except that provisions of the company share schemes may cause options and awards outstanding under such schemes to vest on a takeover. The terms of appointment of the Non-Executive Directors provide for a payment equal to their basic annual fee in the event of change of control in recognition of the additional work involved in such an event.

Going concern

After making enquiries, the Directors have reasonable expectation that the company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Shareholders' attention is drawn to the Going Concern disclosure contained in the Notes to accounts on page 74.

Internal control

The statement on Corporate governance on pages 48 to 56 includes the Board's assessment following a review of internal controls and consideration of the guidance issued by the Turnbull Committee of the Institute of Chartered Accountants of England and Wales.

Directors' report continued

Directors

The Directors of Liberty International who held office during the year were as follows:

Chairman:
D.P.H. Burgess

Executive:
D.A. Fischel
K.E. Chaldecott
I.C. Durant
I.D. Hawksworth

Non-Executive:
G.J. Gordon
I.J. Henderson
A.J.M. Huntley (appointed 8 July 2009)
M. Rapp
R.O. Rowley
N. Sachdev
A.D. Strang (appointed 8 July 2009)

Mr Huntley and Mr Strang were appointed as Non-Executive Directors on 8 July 2009 and will each offer himself for election at the forthcoming Annual General Meeting.

Mr Gordon, having served as a Non-Executive Director for more than nine years, retires annually in accordance with the Combined Code on Corporate Governance issued by the Financial Reporting Council. Mr Gordon, being eligible, offers himself for re-election at the forthcoming Annual General Meeting of the company.

Mr Rapp is to retire as a Director at the forthcoming Annual General Meeting of the company.

Mr Burgess, Mr Hawksworth and Mr Sachdev fall to retire by rotation in accordance with the company's Articles of Association and, each being eligible, offers himself for re-election at the forthcoming Annual General Meeting of the company.

Pursuant to the Articles of Association of the Company, the company has indemnified the Directors to the full extent allowed by law. The company maintains Directors' and Officers' insurance which is reviewed annually.

Additional information relating to the Directors can be found in note 48 on pages 112 to 114 on Directors' interests, in the report on Corporate governance on pages 48 to 56, and in the Directors' remuneration report on pages 57 to 64.

The powers of the Directors are determined by UK legislation and the Memorandum and Articles of Association of the company, together with any specific authorities that may be given to the Directors by shareholders from time to time, such as the power to allot shares and the power to make market purchases of the company's shares which are described in note 36 on page 102.

Articles of Association

The rules governing the appointment and replacement of Directors are contained in the company's Articles of Association.

Changes to the Articles of Association must be approved by shareholders in accordance with the legislation in force from time to time.

Substantial shareholdings

As at 8 March 2010 Liberty International had been notified of the following substantial holdings of voting rights over ordinary shares of Liberty International:

The family interests of Sir Donald Gordon 92,143,203 (14.82 per cent), Public Investment Corporation 35,565,906 (5.71 per cent), Simon Property Group, Inc. 35,355,794 (5.69 per cent), BlackRock, Inc. 32,918,546 (5.29 per cent), Investec Asset Management (Pty) Limited 31,396,024 (5.04 per cent), Coronation Asset Management (Pty) Limited 28,206,656 (4.54 per cent), Sanlam Investment Management (Pty) Limited 24,663,053 (3.97 per cent), Legal & General Investment Management Limited 24,537,285 (3.95 per cent) and Government of Singapore Investment Corporation Private Limited 20,474,111 (3.29 per cent).

Employees

Employees are employed by Liberty International directly or by its subsidiaries, CSC, Capital & Counties, Earls Court & Olympia and Tuttons Brasserie Limited. Liberty International actively encourages employee involvement and consultation and places emphasis on keeping its employees informed of the company's activities and financial performance by such means as employee briefings and publication to all staff of relevant information and corporate announcements.

The annual bonus arrangements help develop employees' interest in the company's performance; full details of these arrangements are given in the Directors' remuneration report on pages 57 to 64. Note 45 on pages 107 to 108 contains details of conditional awards of shares under the annual bonus scheme and bonus shares currently outstanding, as well as outstanding options.

Liberty International operates a non-discriminatory employment policy and full and fair consideration is given to applications for employment from the disabled where they have the appropriate skills and abilities and to the continued employment of staff who become disabled.

Liberty International encourages the continuous development and training of its employees and the provision of equal opportunities for the training and career development of disabled employees.

Information relating to employees is given in note 9 on pages 80 to 81. The Liberty International Group provides retirement benefits for the majority of its employees. Details of the Group pension arrangements are set out in note 46 on pages 109 to 112.

The environment

The Group has adopted a Corporate Responsibility ("CR") strategy and details of the policy and the Group's aims and activities are given on the company's website. An overview of the Group's CR activity is printed on pages 36 to 41, and a summary booklet is also available for download from the website or on request from the Company Secretary's office.

The company recognises the importance of minimising the adverse impact on the environment of its operations – particularly through its two operating businesses, CSC and Capital & Counties – and the management of energy consumption and waste recycling.

The company strives continuously to improve its environmental performance. The environmental management system is regularly reviewed to ensure that the company maintains its commitment to environmental matters.

During the year, the Group made charitable donations amounting to £309,000 (2008 – £290,000). No political donations were made in the year. In addition, the UK shopping centres provided the equivalent of £1,028,000 (2008 – £1,075,000) in community support, including sponsorship of local causes, support for Town Centre management and provision of free mall space and services.

Creditor payment policy

The Group's policy and practice is to pay creditors in accordance with agreed terms of business.

The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the year ended 31 December 2009 and the amounts owed to its creditors as at 31 December 2009 was nil days (2008 – nil days), as calculated in accordance with the requirements of the Companies Act.

Directors' disclosure of information to the auditors

So far as the Directors are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make himself or herself aware of any relevant audit information and to establish that the auditors are aware of that information.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution seeking to reappoint them will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The notice convening the 2010 Annual General Meeting of the company will be published in due course and will be available on the company's website and distributed separately to those shareholders who have elected to receive hard copies of Shareholder information.

By order of the Board



S. Folger
Secretary

9 March 2010

Corporate governance

The disclosures required under DTR 7.2 of the Disclosure and Transparency Rules are contained in this report, except for those required under DTR 7.2.6 which are contained in the Directors' report

Introduction by Chairman of the Audit Committee

I am pleased to introduce the company's report on Corporate Governance for 2009.

2009 was a year of significant turmoil and challenge for the real estate sector, and the Group was forced to focus on maintaining capital, with two capital raisings achieved in the year.

This change of focus and intense activity brought our established procedures and already high standards of internal control into sharp focus as we scrutinised and revised our treasury policies and Group authority limits; our risk review processes were strengthened and developed and the internal audit function was strengthened.

There were six additional board meetings during the year; and two new Non-Executive Directors were appointed in July, at which point the Group became fully compliant with the Combined Code.

Rob Rowley
Chairman, Audit Committee and Senior Independent Director

The framework of corporate governance

The company is required to comply with the "Combined Code – Principles of Good Governance and Code of Best Practice" issued by the Financial Reporting Council in 2003 and revised and reissued in 2006 and 2008.

The Board's overarching objective is to ensure that the Group delivers long-term sustainable growth in returns for its shareholders.

Liberty International recognises that corporate governance is not an end in itself but an important means to an end. The Code contains no definition of corporate governance. The first supporting principle it contains, at principle A.1, reads as follows:

"The board's role is to provide entrepreneurial leadership of the company within a framework of prudent and effective controls which enables risk to be assessed and managed. The board should set the company's strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives and review management performance. The board should set the company's values and standards and ensure that its obligations to its shareholders and others are understood and met."

The Board believes that the internal processes adopted meet the highest standards of accountability and probity.

The Board is accountable to the company's shareholders for the good conduct of the company's affairs and the information and statements set out below describe how the main principles contained in the Code are applied by the company. The company's internal procedures are regularly reviewed and updated by the Board and the various relevant Board Committees.

The terms of reference which are the foundation of those procedures specify responsibilities and levels of responsibility. They cover all aspects of the company's activities including those relating to financial, operational and compliance controls and risk management.

The company has also demonstrated a strong commitment to high standards of corporate responsibility, details of which are set out in the CR review on pages 36 to 41 and on the company's website. The company has been included in the FTSE4Good listing, the JSE SRI index, the Dow Jones Sustainability Index and other important indices.

Statement of compliance

The Board believes that, as demonstrated by the information set out in this section together with the statements and procedures referred to in the Directors' Remuneration Report on pages 57 to 64, the company has applied the main principles and complied with the provisions set out in Section 1 of the Code throughout the accounting period under review, save as indicated on page 56 under the heading entitled "Non-compliance with the Combined Code".

Engagement with shareholders and the investment community

The company seeks to engage with shareholders through investor meetings and announcements as well as at the company's Annual General Meeting. The company has a comprehensive website on which up-to-date information is available to the public.

The company has a strong investor relations programme. The Chief Executive and Finance Director and others such as the Managing Directors of CSC and Capital & Counties, and in some cases the Chairman, meet major shareholders and analysts each year to discuss the results of the Group, to learn of any concerns that may have arisen and (within the appropriate constraints) to respond to any queries they may have. Visits are arranged for investors to tour the company's property portfolio. The Senior Independent Director and all Non-Executive Directors are invited to attend investor presentations following the release of the annual results, and a number of the Non-Executive Directors attended the annual results presentation in February 2009.

The Annual General Meeting provides the Board with an opportunity to communicate with, and answer questions from, private and institutional shareholders and the entire Board is available before and after the meeting, in particular for shareholders to meet new Directors. The Chairman of each of the Audit and Remuneration Committees is also available at the Annual General Meeting to answer questions.

The Chief Executive, Finance Director and Investor Relations Manager maintain file notes of all meetings with investors and provide a full briefing to the Board. Investor relations, and reports from the company's brokers on meetings with investors, are a regular agenda item at Liberty International Board meetings.

The Board

The Board is responsible not only to all shareholders but to its other stakeholders for the effective control and proper management of the Liberty International Group. A description of the company's activities over the last year is contained in the Chairman's statement on pages 6 to 9, the Operating review on pages 12 to 26, the Financial review on pages 27 to 33 and the CR review on page 36 to 41.

Certain matters have been reserved for decision by the whole Board and a schedule setting out a list of these is regularly reviewed. In other cases the Board has delegated its authority under clearly defined conditions to technical Committees of the Board. It has been the Board's custom over many years to ensure that major decisions are taken after a reiterative process which involves examination and review at several levels. In part, this examination and review process is dealt with by the Board Committees mentioned below.

The Board discusses and makes decisions relating to, but not limited to: strategy; executive management performance, retention, remuneration and succession; financial measures and performance; acquisitions and disposals, other capital expenditure and controls; risk management; corporate reputation, including shareholder communication; and the Board's own effectiveness. It also receives reports on the proceedings of its Committees and considers their recommendations. Each Board Committee's established authority limits are reviewed on an annual basis by the Audit Committee and, subsequently, by the full Board.

The Chairman's role is to ensure that the Board's discussions go into any matter put before it in adequate depth and in an appropriately focused way, that the opinions of all the Directors are taken into account and accorded proper weight, and that all the Board's decisions are supported by adequate and timely information.

Matters relating to corporate governance are kept under regular review by the Audit Committee as well as by the full Board. Matters relating to corporate responsibility are also kept under regular review by the CR Committee as well as by the Board.

All items which fall outside the normal course of business are carefully recorded and reviewed and monitored by the Chief Executive, the Company Secretary and General Corporate Counsel and, in accordance with the amounts involved, referred to the relevant Board Committee or to the Board itself. The company's position has always been that, in the event that a Director has a concern which cannot be resolved about the running of the company or a proposed action, such concern is recorded in the minutes. The Board considers that it has clear and robust procedures for monitoring the approval of all transactions within the Group, no matter what their size, through formal Board Committees and formally delegated authority limits, and the signing of all documents.

Composition of the Board

At the year end, the Board consisted of the Chairman, Mr Burgess, four Executive and seven Non-Executive Directors. During the year, Mr Huntley and Mr Strang were appointed to the Board, both with effect from 8 July 2009.

Senior Independent Director

Mr Rowley was appointed as Senior Independent Director in September 2008.

The Chairman's terms

The Chairman was appointed in 2008 for an initial period of one year, extended in 2009 for a further period to be reviewed by the Board prior to the 2011 Annual General Meeting with a notice period of 12 months.

The separate roles of the Chairman Mr Burgess and of the Chief Executive, Mr Fischel, are recognised and have been defined by the Board.

The principal business commitment of Mr Burgess, the Chairman, is his Chairmanship of Liberty International.

Directors' contracts

The Executive Directors have service contracts which each have a notice period of 12 months.

Non-Executive Directors are appointed for three-year periods and their continuing service thereafter is subject to review by the Board.

The terms of appointment for each of the Non-Executive Directors are available on written request from the Company Secretary at Liberty International

Mr Durant is a director of FTSE 250 company Greene King PLC. Mr Hawksworth is a director of AIM-listed Japan Residential Investment Company Limited. Both Directors retain the fees paid in respect of such external Directorships. No other Executive Director of Liberty International PLC currently serves as a Non-Executive Director elsewhere.

Corporate governance continued

Retirement of Directors

In accordance with the Articles of Association, Directors are subject to retirement and re-election by shareholders, at least every three years.

The Directors who are due to retire at the 2010 Annual General Meeting are Mr Burgess, Mr Hawksworth and Mr Sachdev.

Board meetings

There were four scheduled Board meetings in the year under review to consider all aspects of the company's affairs and information requested from management.

There were also six unscheduled Board meetings in the year.

The Directors have always had high levels of attendance at Board and Committee meetings.

Meeting papers are distributed in a timely manner giving Directors sufficient time to consider matters for discussion.

The attendance of Directors at all Board and Committee meetings held in 2009 is set out in Table 1 opposite.

Communication between scheduled Board meetings

Directors are kept fully informed of progress on matters between formal meetings by way of ad hoc meetings and other communications on a regular basis. There are a number of important Committee meetings between Board meetings and these are normally fully attended.

The Chairman and Executive Directors regularly contact the Non-Executive Directors to discuss specific matters, typically of a strategic nature. There are regular informal meetings with the Non-Executive Directors. The Chairman met the Non-Executive Directors during 2009 without the Executive Directors being present, in accordance with code provision A.1.3.

The Chairman of the Audit Committee, Mr Rowley, holds regular meetings with the Head of Risk and Internal Audit, to monitor and progress matters between scheduled Audit Committee meetings. Mr Rowley also meets the Chairman and Chief Executive between Board meetings.

The Chairman of the Remuneration Committee, Mr Henderson, contacts the Chief Executive and the Company Secretary to progress remuneration matters between scheduled Remuneration Committee meetings.

Other Non-Executives provide input from time to time on specific issues (e.g. property issues).

Directors' conflicts of interest

The Board has adopted a formal procedure for the identification of conflicts under which Directors must notify the Chairman of any potential conflicts. The Chairman then decides whether a conflict exists and recommends its authorisation by the Board where appropriate.

No areas of conflict were identified or authorised under this procedure in 2009.

Table 1 Attendance of members of the Board/Committees during 2009:

	Board scheduled (4 meetings)	Board non-scheduled (convened at short notice) (6 meetings)	Audit Committee (5 meetings)	Remuneration Committee (2 meetings)	Nomination and Review Committee (2 meetings)	Investment Committee (1 meeting)	CR Board Committee (3 meetings)
D.P.H. Burgess	4	6			2	1	3
D.A. Fischel	3	6				1	3
I.C. Durant	3	6				1	
K.E. Chaldecott	4	5				1	3
I.D. Hawksworth	4	6				1	
G.J. Gordon	4	6					
I.J. Henderson	4	4		2	2		3
A.J.M. Huntley[1]	2	0				1	
M. Rapp	3	5				1	
R.O. Rowley	4	6	5	2	2		
N. Sachdev	4	6	5	2			
A.D. Strang[1]	2	1	2			1	
J.G. Abel						1	
G. Yardley[2]						1	

1 Appointed to the Board 8 July 2009.

2 Appointed to the Investment Committee 26 May 2009.

Mr G. Gordon has appointed two alternate Directors, Mr R.M. Gordon and Mr G.R. Fine. The Board has generally invited one or both alternate Directors to attend, but not vote at, Board Meetings.

Independence of Non-Executive Directors

At the start of the year, excluding the Chairman, the Board comprised four independent Non-Executive Directors and five non-independent Directors. At the end of the year, excluding the Chairman, there were six independent Non-Executive Directors and five non-independent Directors.

Accordingly for the period 1 January 2009 to 8 July 2009 the company did not meet Combined Code provision A.3.2 which states that at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent. The company has complied with Code provision A.3.2 since the appointment of two new Non-Executive Directors, Messrs Huntley and Strang on 8 July 2009.

The Code requires that the Board should identify each Non-Executive Director it considers to be independent. Accordingly, details for each Non-Executive Director are set out below, including those whom the Board considers are not fully independent. Table 2 on page 55 shows the balance on the board between independent and non-independent Directors:

Mr G.J. Gordon Mr Gordon was appointed to the Board on 2 August 1996 and is the son of Sir Donald Gordon, President for Life and the former Chairman of Liberty International and a substantial shareholder. Mr Gordon is not therefore considered by the Board to be fully independent. Mr Gordon has served more than nine years and accordingly offers himself for annual re-election by shareholders. Mr Gordon has appointed Mr R.M. Gordon and Mr G.R. Fine as his alternates.

Mr I.J. Henderson Mr Henderson was appointed to the Board on 7 February 2005. Mr Henderson is the Chairman of the Remuneration Committee and is a member of the Nomination and Review Committee and also is a member of the CR Board Committee. Mr Henderson is regarded by the Board as independent.

Corporate governance continued

Mr M. Rapp Mr Rapp has served on the Board for over 20 years and is the Chairman of the Investment Committee. He has decided, with regret, to step down as a Director with effect from the 2010 Annual General Meeting. Mr Rapp is considered by the Board to be independent.

Mr R.O. Rowley Mr Rowley was appointed to the Board on 17 May 2004. Mr Rowley is the Chairman of the Audit Committee, serves on the Remuneration Committee and Nomination and Review Committee and is the Senior Independent Director. Mr Rowley is regarded by the Board as independent.

Mr N. Sachdev Mr Sachdev was appointed to the Board on 1 November 2006. Mr Sachdev is a member of the Audit and Remuneration Committees. Mr Sachdev is regarded by the Board as independent.

Mr A.J.M. Huntley Mr Huntley was appointed to the Board on 8 July 2009. Mr Huntley is a member of the Group's Investment Committee. Mr Huntley is regarded by the Board as independent.

Mr A. Strang Mr Strang was appointed to the Board on 8 July 2009. Mr Strang is a member of the Group's Audit and Investment Committees. Mr Strang is regarded by the Board as independent.

The Board committees

The terms of reference for each of the Audit, Remuneration and Nomination and Review Committees described below are available on the company's website.

Audit Committee

The members of the Audit Committee at 31 December 2009 were, Mr Rowley (Chairman of the Committee), Mr Sachdev and Mr Strang, who was appointed to the Committtee on 8 July 2009.

The Board considers Mr Rowley to have significant recent and relevant financial experience in line with the Code. All the current members are independent in the Board's opinion.

The Group's Chairman, Chief Executive, Finance Director, Head of Risk and Internal Audit and representatives of the external auditors are normally invited to attend meetings.

The Audit Committee is responsible for monitoring and reviewing:

- the integrity of the financial statements, including a review of the significant financial reporting judgements and accounting policies
- the effectiveness of the Group's internal control and risk management
- the effectiveness of the internal audit function, including the work programme undertaken by the function
- the Group's policy on whistleblowing
- the Group's overall approach to monitoring areas of risk and
- the company's relationship with the external auditor, including its independence

The Audit Committee makes recommendations on the appointment, reappointment or removal of the company's external auditors.

The terms of reference of the Audit Committee are reviewed annually.

The Audit Committee met five times in the year.

During the year the Audit Committee:

- reviewed the annual report and associated preliminary year-end results announcement, focusing on key areas of judgement and critical accounting policies
- reviewed the interim results announcement
- reviewed the Group's whistleblowing policy
- received detailed presentations from certain Senior Executives on the management of key risk and control issues in their respective business areas
- reviewed the Group's annual risk assessment report
- reviewed the effectiveness of the internal audit function which included an Internal Audit Effectiveness Review
- reviewed the external audit plan and reports of the external auditor from its review of the interim announcement and its audit of the annual financial statements
- met privately with the external auditor

The Audit Committee assessed the effectiveness of the external auditor, PricewaterhouseCoopers LLP, and audit process on the basis of meetings with finance, internal audit staff and other Senior Executives.

In reviewing the independence of the external auditor, the Audit Committee considered a number of factors, including the experience and tenure of the external auditor; the nature and level of services provided by the external auditor; and confirmation from the external auditor that it has remained in compliance with relevant UK independence standards.

Following this review process the Audit Committee recommended to the Board that the external auditor be reappointed. Acting on this recommendation the Board recommended to shareholders at the Annual General Meeting in 2009, that the external auditor be reappointed for a period of one year.

PricewaterhouseCoopers LLP has been the company's auditors since 1998. The Audit Committee has assessed and is satisfied with the auditor's overall effectiveness. Accordingly, it has not considered it necessary to require the firm to tender for the audit work. Any decision to open the external audit to tender is taken on recommendation of the Audit Committee. This position will be reviewed on an on-going basis. The external auditors are required to rotate the audit partner responsible for the Group and subsidiary audits every 5 years and the current lead audit partner will have been in place for 5 years at the completion of the Group's and subsidiaries' 2009 audits. There are no contractual obligations restricting the company's choice of external auditor.

Non-audit services

The company has a policy to ensure that the provision of non-audit services does not impair the external auditor's independence or objectivity. The term "non-audit services" does not include reference to any advice on tax. The Audit Committee has delegated to the Executive Directors the authority to contract for non-audit services with the external auditor subject to observing the following guidelines:

(a) Executive Directors have the authority to commission the external auditors to undertake non-audit work where this is in relation to a specific project with a cost not exceeding the lower of £50,000 or 15 per cent of the estimated annual level of the auditor's fees for the time being. If the cost is likely to exceed the limits mentioned above, the agreement of the Chairman of the Audit Committee is required before the work is commissioned

(b) when the external auditor is considered for the provision of non-audit work, the Executive Directors must consider whether proposed arrangements will maintain audit independence

(c) the external auditor must certify to the company that it is acting independently and the Audit Committee or the commissioning Director (as applicable) must be satisfied that such is the case

(d) in providing a non-audit service, the external auditor should not:

(i) audit their own work

(ii) make management decisions

(iii) create a mutuality of interest; or

(iv) find they have placed themselves in the role of advocate for the company

Details of the amounts paid to the external auditor for audit and non-audit services are included in note 10 on page 81 to the financial statements. During the current year fees paid to the principal auditor in respect of corporate finance advisory services included work required for the Group's equity capital raise in May 2009 and initial work on the proposed demerger of Capital & Counties. PricewaterhouseCoopers LLP were selected to undertake this work after consideration of the impact this may have on their independence, which it was concluded would not be impinged by undertaking the work.

Whistleblowing policy

The Audit Committee reviews the arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters, and ensures that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action. Whistleblowing incidents are reported to each Audit Committee meeting.

Internal control

It is the Board's responsibility to oversee the Group's system of internal control and to keep its effectiveness under review. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can provide only a reasonable, rather than absolute, assurance against material misstatement or loss.

The Board has established an ongoing process for identifying, evaluating and managing the significant risks of the Group, financial and non-financial, and this has been in place throughout the year ended 31 December 2009 and up to the date of approval of the Annual Report and Accounts. The process is regularly reviewed by the Board and it complies with the 2005 Financial Reporting Council's internal control guidance for Directors.

Procedures are in place to ensure that if any weaknesses or failings are identified in the risk review process, appropriate remedial action is taken. No significant weaknesses were identified in 2009.

Liberty International has an internal audit function. The Head of Risk and Internal Audit reports to the Audit Committee and, in addition, has regular meetings with the Chairman of that Committee.

Corporate governance continued

The Board regularly receives detailed reports setting out key performance and business risks from the individual business units, together with financial reports. Monitoring of key indicators allows the Board to consider control issues. The Board receives regular reports through the Audit Committee from both the internal audit and compliance functions, which may include recommendations for improvement.

The internal audit function carries out an annual review of internal controls, which includes a Group-wide certification that effective internal controls are in place and are being operated effectively. The Head of Risk and Internal Audit carries out a programme of verification of the certification and reports his findings to the Audit Committee.

Going concern

The company's statement on going concern is set out in the notes to the accounts on page 74.

Internal financial reporting

Key internal financial reporting procedures, which exist within the wider system of control, are described under the following headings:

Financial information The Group has a comprehensive system for reporting financial results to the Board; each business unit prepares regular financial reports with comparisons against budget. The Board reviews these for the Group as a whole and takes action when appropriate.

Financial reporting process The Group prepares detailed financial reporting on a quarterly basis. This process is carried out using the policies and practices that apply to the control environment in general, and is largely undertaken by the Group's financial reporting team, which comprises appropriately qualified finance professionals. Detailed planning is undertaken prior to the period end. As part of this process, significant business risks and their potential impact on the financial reporting process and results are considered, including their effect of any changes in the business activities or accounting standards and matters arising from the underlying information systems. The preparation of the consolidated financial results involves a number of review stages, including by an internal technical specialist, who has primary responsibility for ensuring that financial accounting developments are appropriately dealt with in the Group's financial reporting process. After various internal review stages, draft financial reports, with narrative commentary on new technical or issues requiring a significant level of judgement are prepared for review and approval by the Audit Committee. This review stage involves the Audit Committee discussing the consolidated financial results and significant judgements with senior management and where appropriate the external auditor.

Major investments All major investments of the Group, whether in the ordinary course of business or of an exceptional nature, are reviewed by at least one Committee of the Board and by the Board itself before being authorised and implemented.

Group treasury The Group has a centralised treasury function which reports to the Board on a regular basis. The reports provide details of counterparties, interest rate and foreign exchange risks and derivatives. Additional information on this subject is given in note 33 on pages 95 to 100.

Operating unit financial controls Key controls over major financial risks include reviews against performance indicators and exception reporting. The operating units make regular assessments of their exposure to major financial risks and the extent to which these risks are controlled. These assessments are considered and reviewed by the Board and by regular internal audit visits.

The Board has conducted a review of the effectiveness, on the basis of criteria set out in the 2005 Financial Reporting Council's internal control guidance for Directors, of systems of internal financial control for the year ended 31 December 2009 and has taken into account material developments which have taken place since the year end.

Board authority limits The Board has adopted formal authority limits throughout the Group. Projects or expenditure with a value in excess of £10 million are submitted for approval to the Investment Committee. Projects or expenditure with a value in excess of £30 million are submitted to the Board. There are also authority limits in place which relate to treasury management.

Investment Committee

During the year, the Investment Committee reviewed a number of projects and project expenditure in detail in accordance with the Group's authority limits. The members of the Investment Committee were Mr Rapp (Chairman), Mr Burgess, Mr Fischel, Mrs Chaldecott, Mr Durant, Mr Hawksworth, Mr Abel, Mr Yardley, Mr Strang and Mr Huntley.

Executive Committee

The Executive Committee meets every fortnight to consider investment proposals and prospects, to review progress on projects and project expenditure in detail and to receive updates on other business matters. The members of the Executive Committee were Mr Fischel, Mr Durant, Mrs Chaldecott, Mr Hawksworth and Mr Yardley.

Nomination and Review Committee

The members of the Nomination and Review Committee during the year under review were Mr Burgess, Mr Henderson and Mr Rowley. There were no changes to the composition of the Nomination and Review Committee in 2009.

There were two meetings of the Nomination and Review Committee in 2009.

The terms of reference of the Nomination and Review Committee are reviewed annually. No changes to the terms were made in 2009.

The Committee is responsible for carrying out an annual performance evaluation of the Board, its Committees and individual Directors, as well as making recommendations to the Board on appointments to the Board and to subsidiary Boards and on succession planning.

In 2009 the established practice of a comprehensive performance evaluation of the Board, its Committees and individual Directors was carried out by way of detailed questionnaires followed by discussion, the results of which were considered early in 2010 by the members of the Nomination and Review Committee, the Board, and the relevant Board Committees. In addition, the Senior Independent Director carries out an annual evaluation of the Chairman's performance.

The responses to all questions relating to the performance of the Board and its Committees, and of the Chairman, were generally highly positive and showed a continued high level of satisfaction.

There were no significant issues arising from the reviews, however appropriate procedures have been put into place for minor areas identified for improvement.

The Committee has decided that for the year ending 2010, the performance review will be carried out by an external provider for the first time. The Nomination and Review Committee also considers the expected time commitment of the Non-Executive Directors each year. Non-Executive Directors are required to confirm in writing that they continue to have sufficient time to devote to the company's affairs and in addition they are required to seek prior approval from the Chairman before taking on any additional external commitments which may affect their time available to devote to the company.

There is a comprehensive induction programme for new Directors and the Committee considers the need for existing Directors to update and refresh their skills and knowledge as part of the annual performance evaluation exercise. For example, as part of their induction programme, the two new Non-Executive Directors appointed in July 2009 visited the majority of the Group's shopping centres and investment properties; met with a number of Senior Executives; received past minutes of key meetings as well as a pack of important information relating to the Group; met with the Group's investment bank and brokers and received a presentation on Directors' duties updated for the new Companies Act 2006 requirements.

The Nomination and Review Committee evaluates the skills available on the Board and determines when appointments and retirements are appropriate. The Committee met early in 2010 and carefully considered the balance of the Board.

The Committee approved, for recommendation to the Board, the appointment of two new independent Non-Executive Directors, Mr Strang and Mr Huntley, in 2009, in accordance with the objectives set by the Committee at the end of 2008. The Committee appointed an external search agency, Zygos Partnership, to help select and appoint the two additional Directors from a range of candidates.

Following the retirement of Mr Rapp at the 2010 Annual General Meeting, the Board excluding the Chairman will comprise five independent and five non-independent Directors.

The Nomination and Review Committee has determined that the current balance of skills, knowledge and experience on the Board and on the Board Committees is satisfactory.

Table 2 The composition of the Board, excluding the Chairman, in terms of the balance of independent and non-independent Directors as at 31 December 2009, was as follows:

	Independent in opinion of Board	Non-Independent in opinion of Board
D.A. Fischel (Executive Director)		✓
K.E. Chaldecott (Executive Director)		✓
I.C. Durant (Executive Director)		✓
I.D. Hawksworth (Executive Director)		✓
G.J. Gordon (representative of major shareholder)		✓
I.J. Henderson	✓	
M. Rapp[1]	✓	
R.O. Rowley	✓	
N. Sachdev	✓	
A.J.M. Huntley	✓	
A. Strang	✓	
Total*	6	5

* Code provision A.3.2. of the Combined Code on Corporate Governance states that "... at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent".

1 Mr Rapp is stepping down as a Director with effect from the 2010 Annual General Meeting.

Corporate governance continued

Remuneration Committee

The members of the Remuneration Committee during the year under review were Mr Henderson, Mr Rowley and Mr Sachdev. There were no changes to the composition of the Remuneration Committee during 2009.

There were two scheduled meetings of the Remuneration Committee in 2009.

The Committee's primary responsibilities are to determine the remuneration packages and other terms and conditions of service applying to Executive Directors and Senior Executives of the Group and the provision of incentivisation and performance related benefits to any Executive Director or employee.

The Directors' Remuneration Report which sets out details of the Committee's responsibilities, the Group's remuneration policy and details of remuneration in 2009 is set out on pages 57 to 64.

Corporate Responsibility Committee

Liberty International's strong commitment to high standards of Corporate Responsibility is the responsibility of the Chairman and the Board and is managed through a CR Committee. The members of the CR Committee during the year under review were Mr Burgess, Mr Fischel, Mrs Chaldecott, Mr Henderson, Mr Nicoll (Director of CR) and Mr Dalton (CR Executive).

There were three scheduled CR Board Committee meetings during 2009.

The CR review is set out on pages 36 to 41.

Non-compliance with the Combined Code

Liberty International did not comply with the following two Code provisions for part of the year ended 31 December 2009:

For the period 1 January 2009 to 8 July 2009 the company did not meet Combined Code provision A.3.2 which states that at least half the Board, excluding the Chairman, should comprise Non-Executive Directors determined by the Board to be independent. The company has complied with Code provision A.3.2 since the appointment of two new Non-Executive Directors, Messrs Strang and Huntley on 8 July 2009.

Prior to Mr Strang's appointment to the Audit Committee, there were only two members rather than three as recommended by the Combined Code. Therefore the company did not meet Code provision C.3.1. from 1 January 2009 until Mr Strang's appointment on 8 July 2009.



R.O. Rowley
Senior Independent Director, on behalf of the Board

9 March 2010

Directors' Remuneration Report

This report is produced in accordance with Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and contains both auditable and non-auditable information. The information subject to audit is set out in table 6 and table 7 on pages 62 and 63 respectively.

Introduction by Chairman of the Remuneration Committee

I am pleased to introduce the Directors' Remuneration Report for 2009.

2009 was a year of significant turmoil and challenge for the real estate sector, with asset values plummeting by over 40 per cent from June 2007 to June 2009 before recovering in the second half year. The fall forced the Group to focus on maintaining capital, with two capital raisings achieved in the year.

We have added some new headings this year to make the report clearer and further explanations in response to investor views, and have introduced some new measures, such as the requirement for Directors to maintain a significant shareholding in the company.

Given market conditions, for the second year in succession, there have been no salary increases awarded to the Executive team, with the exception of one Director.

Pay rises were only awarded on an exception basis other than for lower paid employees in the Group where we considered that a modest pay increase would be fair, to meet cost of living increases. The average increase across the Group was 1.17 per cent.

Ian Henderson, Chairman of the Remuneration Committee.

Members of the Committee

The Chairman of the Committee is myself, Ian Henderson, with Mr Rowley and Mr Sachdev being the other two members of the Committee.

There were no changes to the composition of the Committee during 2009.

There were two Remuneration Committee meetings in 2009.

The agenda for the February meeting included a review of the outcome for the previous year, considering pay, bonus and option awards in the light of performance, a review of remuneration policy and objectives, consideration of targets and related matters. The agenda for the December meeting included a review of the principles to be adopted for the year ended 31 December 2009.

Responsibilities of the Committee

The Committee's principal responsibilities, which take full account of the recommendations contained within the Combined Code ("the Code") are:

- To determine the overall strategy for remuneration for the Group's Executive Directors and Senior Executives
- To determine the individual remuneration packages for the Chairman, Executive Directors and Senior Executives
- To consider the remuneration policy and rewards across the entire Group, taking comparative data into account
- To oversee any significant changes to employee benefits, including pensions
- To approve the design of and targets for performance-related incentive schemes
- To oversee the operation of all incentive schemes, including the award of incentives, and to determine whether performance criteria have been met

The Committee's terms of reference can be found at www.liberty-international.co.uk

As set out in the Corporate governance report, the Remuneration Committee's performance is reviewed each year by the Chairman and the Board.

Advisers to the Committee

The Committee has appointed and receives advice from Kepler Associates on market trends, incentive design and other remuneration matters. Kepler Associates does not advise the company on any other matters.

The Committee has also appointed and been advised by Norton Rose LLP during the year on various remuneration matters. Norton Rose does not advise the company on any other matters.

The Committee makes use of various published surveys to help determine appropriate remuneration levels.

The Chairman, Chief Executive, and Company Secretary are invited to attend meetings and provide advice to the Committee to help it make informed decisions. No Director is present when his or her own remuneration is being discussed.

Shareholding policy

The Committee has introduced a requirement for Executive Directors to build up, over a 3–5 year period, and maintain a shareholding in the company with a value equivalent to at least one year's annual salary.

Remuneration policy

The company's remuneration policy aims to attract, motivate and retain high calibre executives by rewarding them with competitive compensation and benefit packages.

The Remuneration Committee has complied with the principles and provisions of the Code in developing remuneration policies.

The policies align directly the interests of Executive Directors and senior staff with the performance of the company and the interests of shareholders.

The key objectives of Liberty International's remuneration policy are to:

- Align executive and shareholder interests
- Reward executives primarily for results
- Attract, motivate and retain high calibre executives
- Provide value for money for shareholders
- Deliver upper quartile total remuneration for upper decile performance
- Follow best practice as far as possible, and explain any divergence
- Be simple and flexible

Directors' Remuneration Report continued

Past practice demonstrates that the company's approach to remuneration is responsible and restrained.

The components of the remuneration package are:

(1) Annual base salary and benefits Salaries of Executive Directors and other staff are normally reviewed annually in the light of competitive market practice, including reference to comparable data of other companies in the FTSE 100 and the real estate sector. The main elements of the benefits are pension contributions, private healthcare and the provision of company cars or cash alternative.

(2) Performance-related remuneration Performance-related components include annual bonus arrangements as well as the annual review of salaries in the light of individual and corporate performance. The policy is to place emphasis on the performance-related components of each Director's remuneration, whilst ensuring that the base salary remains competitive.

The aggregate cost of annual bonuses which may be provided under the Group's annual bonus scheme, excluding employer's National Insurance, is not expected to exceed 40 per cent of the aggregate base salaries of all eligible employees.

The Committee pays close regard to the overall remuneration culture of the company. The Remuneration Committee decides on the appropriate level of bonus award for Directors each year depending on Group results and individual performance. In relation to the annual share-based bonuses for Directors and Senior Executives, the Remuneration Committee sets rigorous and challenging additional performance criteria based on personal and corporate targets. Exceptional performance is also rewarded.

Bonuses may be paid by way of allocation of cash as well as Restricted and Additional shares with a view to ensuring that the Group has in place effective reward and retention plans.

A detailed description of the company's bonus arrangements is set out below:

Annual bonus plan

The corporate performance targets for the annual bonus arrangements are described in the following table:

Table 1

Annual bonus targets	Comparator
Shareholders' Funds	Prior year Shareholders' Funds
Asset Performance	IPD Monthly Index
Profit before tax, valuation, and exceptional items for the year	Budget and Prior year profit

In addition, each executive is evaluated on both individual and overall corporate objectives. The individual objectives are tailored before the beginning of each year and include specific strategic, financial and implementation goals. Bonuses are set on the achievement of those objectives.

Not less than two-thirds of the annual bonus for Executive Directors is determined on the basis of objective performance measures, primarily financial.

Following the end of the financial year, the Committee reviews the performance of executives and the Group as a whole against the set corporate and individual objectives and then determines the level of bonus payable.

Part of the bonus is normally awarded, at the company's election, in the form of shares in the company, conditional on the individuals concerned remaining in employment for specified periods. The Committee considers that no further performance conditions should be imposed on bonus payments which are deferred in the form of shares. The Remuneration Committee decides each year on the proportion of cash and shares to be awarded to employees.

The conditional awards comprise "Restricted" shares and "Additional" shares. If awarded, additional shares are equal to 50 per cent of the Restricted shares and SIP shares (see below) combined. Employees must remain in employment with the company for periods of two years after the date of award for Restricted shares, and four years after the date of award for Additional shares, before such shares are released.

Performance-related bonus plan

There is also a performance-related bonus plan (the "Plan") in addition to the normal bonus arrangements described above. The Plan is linked to both absolute and relative shareholder returns as well as growth in earnings. It is the company's policy that a significant proportion, up to 70 per cent of Executive Director and Senior Executive total remuneration be performance related.

In addition to supporting the Committee's remuneration policy, the key objectives of the Plan are to (a) align the interests of executives with shareholders; (b) play a vital role in the retention and recruitment of talent; and (c) encourage additional long-term share ownership by executives, based on delivering superior performance.

The aggregate pool for the Plan is based on three measures which the Remuneration Committee believes are the best indicators of success and are aligned with shareholder value creation: total return on shareholders' funds; outperformance of the Investment Property Databank (IPD) Capital Growth Index; and absolute EPS growth.

Individual awards under the Plan are deferred into shares and released after 2 and 4 years. Deferred amounts would be forfeited on resignation.

At the end of the performance period, the Remuneration Committee allocates awards on a discretionary basis from the pool based on individual performance but having regard to the measures described. The Committee considers environmental, social and governance performance when determining both the overall incentive pool at the year end and the allocation of the incentive pool to individuals.

It is the Committee's desire to maintain a near median base salary culture while providing incentives that can deliver an upper quartile level of total remuneration for significant outperformance. The net effect is to increase the emphasis on "pay for performance".

(3) Executive share option schemes The Remuneration Committee has decided that in order to continue to motivate and retain key staff, options will be granted to Executive Directors and staff during 2010. The Remuneration Committee considers that share options closely align the interests of staff with shareholders, and provide a long-term retention mechanism as such options can only be exercised after a minimum of three years from the date of grant. The performance condition relating to options is set out in note 45 on page 107. The performance condition, based on growth in the audited earnings per share, is considered by the Committee to be the most appropriate condition to align the interests of staff with shareholders.

The company intends to enter into a Joint Ownership Employee Trust under which participating employees may elect to receive share options. This arrangement has been structured to preserve shareholders' interests and to provide cost-neutrality.

(4) All employee share schemes The company operates an Employee Share Ownership Plan ("ESOP") which has in the past used funds provided to purchase shares required under the annual bonus scheme.

The company operates a Share Incentive Plan ("SIP") for all eligible employees, including Executive Directors, who may receive up to £3,000 worth of shares as part of their annual bonus arrangements. The SIP arrangements offer worthwhile tax advantages to employees and to the company. Also, as part of the SIP arrangements, the company offers eligible employees the opportunity to participate in a "Partnership" share scheme, the terms of which are governed by HM Revenue & Customs regulations.

(5) Service contracts Executive Directors have rolling service contracts which are terminable on 12 months' notice on either side. The Non-Executive Directors have letters of appointment which do not include any notice provisions.

None of the existing service contracts for Executive Directors makes any provision for termination payments, other than for payment of salary and benefits in lieu of notice.

In the event of the company terminating an Executive Director's contract the level of compensation would be subject to mitigation if considered appropriate and legally sustainable.

The Chairman and Non-Executive Directors are entitled to receive an additional payment of an amount equal to their basic annual fee in the event of a change in control of the company.

The following service contracts in respect of Executive Directors who were in office during the year are rolling service contracts and therefore have no end date.

Table 2	Date of commencement of contract	Notice period
Current Executive Directors		
D.A. Fischel	24 June 1999	12 Months
I.C. Durant	17 March 2008	12 Months
K.E. Chaldecott*	6 April 2000	12 Months
I.D. Hawksworth†	1 Sept 2006	12 Months

* Contract with CSC Management Services Limited.
† Contract with C&C Management Services Limited.

All Non-Executive Directors with less than nine years' service have been appointed on fixed terms of three years, subject to renewal thereafter. Those with more than nine years' service, Mr Rapp and Mr Gordon, have a term of one year.

Non-Executive Directors receive no benefits from their office other than fees. They are not eligible to participate in Group pension arrangements.

The following table sets out the dates of appointment of Non-Executive Directors.

Table 3	Date of appointment	Date of current letter of appointment	Unexpired term
Current Non-Executive Directors			
G.J. Gordon	2 August 1996	16 March 2009	2 Months
I.J. Henderson	7 February 2005	16 March 2009	18 Months
A.J.M. Huntley	8 July 2009	10 July 2009	30 Months
M. Rapp	11 August 1986	16 March 2009	6 Months
R.O. Rowley	17 May 2004	16 March 2009	18 Months
N. Sachdev	1 Nov 2006	12 Oct 2006	6 Months
A.D. Strang	8 July 2009	10 July 2009	30 Months

Remuneration policy for the Chairman and Non-Executive Directors

The Chairman's terms

The Chairman's fee was increased on 1 August 2009 from £325,000 to £350,000 per annum. The Chairman receives no benefits from his office other than fees and entitlement to private medical insurance. He is eligible to join the company's unapproved Share Option Scheme, but is not eligible to participate in Group pension arrangements.

The Chairman's letter of appointment is for a term to expire at the 2011 Annual General Meeting. The terms of the Chairman's appointment broadly reflect the terms of the three-year appointments of the Non-Executive Directors.

Directors' Remuneration Report continued

Non-Executive Directors' fees

Table 4	Basic fee[1]	Committee fees Member	Committee fees Chair	Other fees
G.J. Gordon	50,000	–	–	–
I.J. Henderson	50,000	5,000	10,000	–
A.J.M. Huntley	50,000	5,000	–	–
M. Rapp	50,000	–	–	40,000[2]
R.O. Rowley	50,000	10,000	10,000	10,000[3]
N. Sachdev	50,000	10,000	–	–
A.D. Strang	50,000	10,000	–	–

1 Basic fee increased from £45,000 to £50,000 on 1 July 2009.
2 Mr Rapp receives an additional fee of £40,000 p.a. as Chairman of the Group's Investment Committee.
3 Mr Rowley receives a fee of £10,000 p.a. as Senior Independent Director.

Outcome for 2009

The Group's objectives for the year were set out in our 2008 annual report and were set against a background of extreme turmoil in the real estate sector and a savage fall in property valuations. The primary focus of the Board shifted from growth to reinforcing the financial strength of the company. The objectives were as follows:

- To maintain occupancy levels at our existing assets and secure development lettings in a difficult letting market where, until a measure of confidence returns to financial markets and the general UK economy, further retailer failures must be anticipated
- To conserve cash resources and strengthen the financial position of the company in the face of possible further falls in asset values, while progressing active management and development initiatives for launch when market conditions are more suitable
- To position the Group for market recovery in due course with retail, and thereby prime retail property, likely in our view to be at the forefront of such recovery

The Remuneration Committee considered that all three objectives had been met; occupancy levels having improved (UK regional shopping centres – 97.8 per cent, Covent Garden, London – 99 per cent at 31 December 2009); the financial position of the company having been strengthened significantly following two capital raisings in 2009; and the Group was indeed in a much stronger position at the year end to benefit from any market recovery.

Taking the above objectives into account as well as the difficult conditions prevailing and the intensive efforts of the Senior Executives throughout 2009, the Remuneration Committee allocated a bonus pool of £3.9 million for 2009. The Committee decided that cash bonuses will be paid to certain Senior Executives and staff.

The bonuses paid in cash to Directors for year ended 31 December 2009 are shown on page 62.

The Remuneration Committee has decided to impose a cap of 150 per cent of base salary for bonus payments in respect of 2009.

With regard to bonuses awarded in the past in the form of deferred shares, the Committee has decided that all outstanding deferred bonus shares held by Directors and staff will vest in March 2010. This is on the condition that Executive Directors will be required to retain the shares, net of shares sold to meet tax and PAYE deductions, which have vested ahead of the normal vesting date, and build up, over a 3–5 year period, a shareholding in the company with a value equivalent to at least one year's annual salary.

No new awards will be made for 2009 under the company's SIP or deferred bonus scheme arrangements.

Directors' Remuneration 2009

Table 5	Basic salary	Bonus	Total	Proportion of performance related pay
D.A. Fischel	£475,000	£356,000	£831,000	43%
I.C. Durant	£340,000	£260,000	£600,000	43%
K.E. Chaldecott	£330,000	£260,000	£590,000	44%
I.D. Hawksworth	£330,000	£260,000	£590,000	44%

2009 base salary increases

No pay rises were awarded in 2009 to Executive Directors or Senior Exexcutives, other than in respect of one Executive Director, Ian Durant, to whom the company had a contractual obligation to award a pay increase; and only to very few Senior Executives.

2010 base salary increases

The Committee has decided that no base salary rises will be awarded in 2010 to Executive Directors, with the exception of one Executive Director. No base salary rises are proposed for 2010 for the Senior Executives other than in only a very small number of exceptional cases.

This is the second year in succession that no pay rises have been awarded to the majority of the Group's employees, and the Committee is aware that the base salary of the Executive Directors has fallen significantly behind that of the company's peer group and this will be taken into account in 2011.

Performance graph

The following graph shows the Total Shareholder Return ("TSR") for Liberty International over the five-year period ended 31 December 2009, compared with our closest comparator group for this purpose, the FTSE EPRA/NAREIT UK Index. TSR is defined as share price growth plus reinvested dividends. For additional information, a graph showing the TSR for Liberty International compared with the FTSE 100 is provided.

Total Shareholder Return (TSR) for period 1 January 2005 to 31 December 2009


Liberty International TDR
FTSE EPRA/NAREIT UK Index TSR
FTSE 100 TSR
180
160
140
120
100
80
60
40
20
Jan-05
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

Directors' Remuneration Report continued

Directors' emoluments – Table 6

Name	Salary and service contract remuneration £	Benefits in kind £	Annual bonus £	Other – including car allowance (see notes below) £	Directors' fees £	Other fees £	Directors' fees and other remuneration paid by subsidiaries £	Aggregate emoluments* 2009 £	Aggregate emoluments* 2008 £
Chairman									
D.P.H. Burgess	335,417	3,593						339,010	180,664
Executive									
D.A. Fischel[1]	475,000	1,597	356,000	135,375				967,972	595,967
K.E. Chaldecott[2]	330,000	9,325	260,000	60,775				660,100	333,727
I.C. Durant	340,000	1,597	260,000	19,000				620,597	467,105
I.D. Hawksworth	330,000	1,597	260,000	19,000				610,597	645,385
Non-Executive									
G.J. Gordon					47,500			47,500	45,000
I.J. Henderson					47,500	15,000		62,500	52,500
A.J.M. Huntley (appointed 8 July 2009)					24,295	2,429		26,724	–
M. Rapp					47,500	40,000		87,500	85,000
R.O. Rowley					47,500	30,000		77,500	57,083
N. Sachdev					47,500	10,000		57,500	47,500
A.D. Strang (appointed 8 July 2009)					24,038	4,808		28,846	–
Total	1,810,417	17,709	1,136,000	234,150	285,833	102,237		3,586,346	2,509,931

* Aggregate emoluments exclude pension contributions, which are detailed below.
1 Mr Fischel received a payment of £116,375 in lieu of accruing further benefits under the company's pension arrangements.
2 Mrs Chaldecott received a payment of £55,275 for the period from 6 April to 31 December 2009 in lieu of accruing further benefits under the company's pension arrangements.

Benefits provided to Executive Directors relate primarily to the provision of a car or car allowance and medical insurance. The benefits provided for the Chairman comprise medical insurance.

Quasi-loan to Director

All employees of the Liberty International Group are entitled to an interest-free travel season ticket loan which is repaid over the year via deductions from salary. Mr Fischel received loans of £4,946.25 and £5,000 in November 2008 and 2009 respectively. The 2008 loan was repaid in November 2009. The outstanding balance of the 2009 loan at 31 December 2009 was £4,166.66.

External Non-Executive Directorships

During 2009, Mr Durant received a fee of £43,000 in respect of his Non-Executive Directorship of FTSE 250 company Greene King PLC and Mr Hawksworth received a fee of £20,000 in respect of his Non-Executive Directorship of AIM listed Japan Residential Investment Company Limited. Both Directors retain the fees paid in respect of such external Directorships. No other Executive Director of Liberty International PLC currently serves as a Non-Executive Director elsewhere.

Payments to former Directors

Sir Donald Gordon, Life President, received a total of £350,000 (2008: £350,000) during 2009 in connection with his Life Presidency and consultancy arrangements.

Mr Abel retired from the Board on 31 December 2008. During 2009, Mr Abel received £85,000 in connection with the continuing consultancy arrangements.

Sir Robert Finch resigned from the Board on 31 July 2008. During 2009, Sir Robert received £100,000 in connection with consultancy arrangements.

Mr Richard Cable retired from the Board on 18 April 2008. In connection with the termination of his employment by CSC Management Services Limited on 31 October 2008, the company continued to provide Mr Cable with medical insurance until 31 October 2009, at a value of £1,308.

Mr David Bramson retired from the Board on 31 March 2006. During 2009 Mr Bramson received £10,000 as Chairman of the Trustees of the Liberty International Group Retirement Benefit Scheme.

Directors' interests in share schemes

Full details relating to the holding and exercise of share options by Directors and the performance conditions relating to the options are set out in note 48 to the accounts, which are subject to audit.

The interests of Directors in conditional awards of ordinary shares under the annual bonus scheme are detailed in note 48 on pages 112 to 114.

Directors' pensions – Table 7

The Liberty International defined benefit scheme was closed to future benefit accrual in December 2009, following consultation with the few remaining active members who were all offered membership of the Group personal pension. All benefits have been preserved within the scheme, the liabilities of which have been secured by purchase of a bulk annuity policy from Pensions Insurance Corporation. Notice of the intention to wind the scheme up has been given and this is expected to be completed during 2010.

Mr Hawksworth was a member of a Group personal pension; contributions of £79,200 (2008 – £78,300) were made in the year by the company on his behalf.

Mr Durant, who is entitled to membership of Liberty International's Group personal pension (the "GPP") has opted out of the GPP. Instead he has elected for payment of an annual pension contribution of 24 per cent of his annual salary into a pension arrangement of his choice; contributions of £81,600 (2008 – £53,517 from 21 April 2008) were made in the year by the company on his behalf.

Two Directors were members of a defined benefit arrangement, benefits earned being as shown below. Two disclosures on transfer values are required; one is defined by Schedule 8 to the large and medium-sized companies and groups (Accounts and Reports) Regulations 2008 – see (a) below. The other is defined by UKLA Listing Rules.

The Schedule 8 disclosure shows the difference between the transfer valuation of each Director's total pension benefit both at the start and at the end of the year. The valuation takes into account, at each date, the Director's age; certain economic factors and financial market conditions; the basis of calculation applied at that date; and any increase in pension. In some years, the effect of the change in factors used in the calculation can outweigh the actual increase in pension. By contrast, the Listing Rules disclosure is based on the actual increase in pension benefit in the year and states the transfer value of the increase using actuarial factors as at the year end.

Directors' Remuneration Report continued

(a) Disclosures as required by Schedule 8

Name	Total pension accrued at 31 December 2009 £ p.a.	Increase in accrued pension over the year (including inflation)[3] £ p.a.	Transfer value of benefits 1 January 2009 £	Transfer value of benefits 31 December[6] 2009 £	Increase in transfer value over year[6] £	Increase in transfer value over year, less Director contributions[6] 2009 £	Increase in transfer value over year, less Director contributions[6] 2008 £
D.A. Fischel[2]	175,926	12,037	2,997,765	3,315,843	318,078	318,078	566,094
Surrender values[1]				(4,730,029)	(1,732,264)	(1,732,264)	
K.E. Chaldecott[2,5]	122,222	15,391	1,637,339	1,924,124	286,785	282,660	498,361
Surrender values[1]				(2,960,585)	(1,323,246)	(1,319,121)	
Total	298,148	27,428	4,635,104	5,239,967	604,863	600,738	1,064,455
Surrender values[1]				(7,690,614)	(3,055,510)	(3,051,385)	

(b) Additional disclosure required under the Listing Rules

Name	Increase in accrued pension over the year (excluding inflation)[4] £ p.a.	Transfer value of increase (less Director contributions)[6] £
D.A. Fischel[2]	3,842	71,644
Surrender values[1]		(102,272)
K.E. Chaldecott[2,5]	10,050	148,947
Surrender values[1]		(243,976)
	13,892	220,591
Total		(346,248)

1 The defined benefit scheme closed to future benefit accrual on 19 December 2009. A bulk annuity policy was purchased from Pensions Insurance Corporation to secure all scheme pension benefits existing as that date.
2 Following introduction of the "single lifetime allowance" by HMRC, Mr Fischel ceased to accrue further benefits in the defined benefit scheme with effect from 6 April 2006 and Mrs Chaldecott with effect from 6 April 2009; both receive an actuarially determined payment subject to PAYE and NI deductions, as set out in the footnotes to the table set out on page 62.
3 The increase in accrued pension over the year (Schedule 8 disclosure) arises from changes in salary averaged over the previous three years, inflation and additionally for Mrs Chaldecott, pensionable service to 5 April 2009.
4 The increase in accrued pension over the year (Listing Rules disclosure) arises from changes in salary averaged over the previous three years and, additionally for Mrs Chaldecott, pensionable service to 5 April 2009.
5 As a member of the defined benefit scheme, Mrs Chaldecott had the option to pay additional voluntary contributions to 5 April 2009; no voluntary contributions were made in respect of that year.
6 Transfer values: The transfer values shown above are calculated on a consistent basis between start and end of the year, on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The values in brackets are the surrender values for the benefits from the bulk annuity policy purchased by the Scheme Trustees from Pension Insurance Corporation in December 2009. The surrender value basis (which is now the basis adopted by the Trustees to pay transfer values) represents a significantly stronger basis than that previously used by the Trustees to determine transfer values, due primarily to the change in nature of the Scheme's underlying assets, hence the material difference between values shown – the amount of pension benefit payable is the same.



Ian Henderson
Chairman of the Remuneration Committee, on behalf of the Board

9 March 2010

Directors' responsibilities

Statement of Directors' responsibilities

The Directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the Group and parent company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the company and of the profit or loss of the Group for that period. In preparing these financial statements, the Directors are required to:

(a) select suitable accounting policies and then apply them consistently;

(b) make judgements and estimates that are reasonable and prudent;

(c) state whether applicable IFRSs as adopted by the European Union have been followed, subject to any material departures disclosed and explained in the financial statements;

(d) prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company's transactions and disclose with reasonable accuracy at any time the financial position of the company and the Group and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors, whose names and functions are listed in the Governance section confirm that, to the best of their knowledge:

(a) the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and loss of the Group; and

(b) the Directors' report contained in the governance section of the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces

Signed on behalf of the Board on 9 March 2010



David Fischel
Chief Executive



Ian Durant
Finance Director

Independent auditors' report to the members of Liberty International PLC

Independent auditors' report to the members of Liberty International PLC (company registration number 03685527)

We have audited the financial statements of Liberty International PLC for the year ended 31 December 2009, which comprise the consolidated income statement, the Group and parent company statements of comprehensive income, the Group and parent company balance sheets, the Group and parent company statements of changes in equity, the Group and parent company statements of cash flow, and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

Respective responsibilities of Directors and auditors

As explained more fully in the Directors' Responsibilities Statement, set out on page 65, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the company's members as a body in accordance with Chapter 3 of part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group's and the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the parent company's affairs as at 31 December 2009 and of the Group's loss and Group's and parent company's cash flows for the year then ended
- the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union
- the parent company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006
- the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the financial statements
- the information given in the Corporate Governance Statement set out on page 53 with respect to internal control and risk management systems and about share capital structures is consistent with the financial statements

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of Directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit; or
- a corporate governance statement has not been prepared by the parent company

Under the Listing Rules we are required to review:

- the Directors' statement, set out on page 65, in relation to going concern; and
- the parts of the Corporate Governance Statement relating to the company's compliance with the nine provisions of the June 2008 Combined Code specified for our review



Parwinder Purewal
(Senior Statutory Auditor) for and on behalf of
PricewaterhouseCoopers LLP
Chartered Accountants and
Statutory Auditors

London

9 March 2010

Notes:

(a) The maintenance and integrity of the Liberty International PLC website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdiction.

Consolidated income statement for the year ended 31 December 2009

	Notes	2009 £m	2008 £m
Revenue	3	**578.9**	618.2
Rental income		**568.4**	607.4
Rental expenses		**(197.5)**	(223.9)
Net rental income	3	**370.9**	383.5
Other income	4	**6.8**	0.5
Deficit on revaluation and sale of investment and development property	5	**(768.2)**	(2,057.0)
Profit on sale of subsidiary		**–**	0.8
Loss on sale and impairment of investments	6	**(10.4)**	–
Write down of trading property		**(4.6)**	(5.8)
Impairment of other receivables	7	**(12.0)**	–
		(417.5)	(1,678.0)
Administration expenses		**(43.4)**	(63.2)
Impairment of goodwill	16	**–**	(35.0)
Operating loss		**(460.9)**	(1,776.2)
Finance costs	11	**(237.4)**	(230.3)
Finance income		**6.3**	8.6
Other finance (costs)/income	11	**(53.6)**	0.9
Change in fair value of derivative financial instruments		**416.5**	(665.1)
Net finance income/(costs)		**131.8**	(885.9)
Loss before tax		**(329.1)**	(2,662.1)
Current tax		**2.7**	7.0
Deferred tax		**(40.6)**	82.2
REIT entry charge		**(3.1)**	(3.6)
Taxation	12	**(41.0)**	85.6
Loss for the year		**(370.1)**	(2,576.5)
Loss attributable to:			
Equity shareholders		**(338.8)**	(2,451.3)
Minority interests		**(31.3)**	(125.2)
Earnings per share from continuing operations			
Basic loss per share	15	**(68.1)p**	(678.1)p
Diluted loss per share	15	**(66.1)p**	(651.1)p
Weighted average number of shares	15	**497.7m**	361.5m

Adjusted earnings per share are shown in note 15.

Notes on pages 74 to 114 form part of these consolidated financial statements.

Statements of comprehensive income for the year ended 31 December 2009

	Group 2009 £m	Group 2008 £m	**Company 2009 £m**	Company 2008 £m
Loss for the year	**(370.1)**	(2,576.5)	**(160.4)**	(961.1)
Other recognised income and expense in the year				
Actuarial loss on defined benefit pension schemes	**(14.5)**	(8.1)	**(14.2)**	(6.3)
Exchange differences	**2.2**	14.0	**–**	–
Fair value losses on investments	**(5.3)**	(10.1)	**–**	0.1
Net loss recognised in equity due to minority interests	**(0.3)**	(0.5)	**–**	–
Tax on items taken directly to equity	**(2.8)**	7.6	**(0.9)**	1.2
Other comprehensive (expense)/income for the year	**(20.7)**	2.9	**(15.1)**	(5.0)
Total comprehensive expense for the year	**(390.8)**	(2,573.6)	**(175.5)**	(966.1)
Attributable to:				
Equity shareholders	**(359.2)**	(2,447.9)	**(175.5)**	(966.1)
Minority interests	**(31.6)**	(125.7)	**–**	–
Total comprehensive expense for the year	**(390.8)**	(2,573.6)	**(175.5)**	(966.1)

Notes on pages 74 to 114 form part of these consolidated financial statements.

Balance sheets as at 31 December 2009

	Notes	**Group 2009 £m**	Group 2008 £m	**Company 2009 £m**	Company 2008 £m
Non-current assets					
Investment and development property	17	**6,182.6**	7,074.4	**–**	–
Plant and equipment	18	**1.9**	1.3	**0.8**	0.7
Investment in group companies	19	**–**	–	**912.5**	848.8
Investments	21	**58.3**	96.3	**–**	–
Investment in associate companies	22	**26.8**	32.3	**–**	–
Trade and other receivables	23	**69.8**	95.6	**1.5**	2.9
		6,339.4	7,299.9	**914.8**	852.4
Current assets					
Trading property	25	**24.2**	33.3	**–**	–
Derivative financial instruments	27	**15.0**	29.6	**–**	–
Tax assets		**1.1**	–	**–**	–
Trade and other receivables	23	**86.1**	97.2	**2,569.2**	2,139.1
Cash and cash equivalents	24	**582.5**	70.9	**–**	–
		708.9	231.0	**2,569.2**	2,139.1
Total assets		**7,048.3**	7,530.9	**3,484.0**	2,991.5
Current liabilities					
Trade and other payables	28	**(285.2)**	(364.9)	**(95.6)**	(123.4)
Tax liabilities		**–**	(1.9)	**–**	–
Borrowings	29	**(148.5)**	(95.2)	**(79.4)**	–
Derivative financial instruments	27	**(386.1)**	(818.5)	**–**	–
		(819.8)	(1,280.5)	**(175.0)**	(123.4)
Non-current liabilities					
Borrowings	29	**(3,740.1)**	(4,195.5)	**(0.1)**	(232.3)
Deferred tax provision	34	**(37.1)**	–	**–**	–
Other provisions	35	**(8.6)**	(7.3)	**(1.1)**	(4.3)
Other payables		**(21.6)**	(61.8)	**(1.8)**	(1.8)
		(3,807.4)	(4,264.6)	**(3.0)**	(238.4)
Total liabilities		**(4,627.2)**	(5,545.1)	**(178.0)**	(361.8)
Net assets		**2,421.1**	1,985.8	**3,306.0**	2,629.7
Equity					
Ordinary shares	36	**311.3**	182.6	**311.3**	182.6
Share premium	36	**1,005.7**	993.4	**1,005.7**	993.4
Treasury shares	38	**(9.7)**	(10.8)	**(9.7)**	(10.8)
Convertible bond reserve		**6.7**	7.6	**6.7**	7.6
Other non-distributable reserves	37	**286.9**	287.3	**61.7**	61.4
Retained earnings		**820.2**	497.9	**1,930.3**	1,395.5
Attributable to equity shareholders		**2,421.1**	1,958.0	**3,306.0**	2,629.7
Minority interests		**–**	27.8	**–**	–
Total equity		**2,421.1**	1,985.8	**3,306.0**	2,629.7

These consolidated financial statements have been approved for issue by the Board of Directors on 9 March 2010.



D.A. Fischel
Chief Executive



I.C. Durant
Finance Director

Notes on pages 74 to 114 form part of these consolidated financial statements.

Statements of changes in equity for the year ended 31 December 2009

Group	Share capital £m	Share premium £m	Treasury shares £m	Bond reserve £m	Other non-distributable reserves £m	Retained earnings £m	Total £m	Minority interest £m	Total equity £m
	Attributable to equity holders of the Group								
Balance at 1 January 2009	182.6	993.4	(10.8)	7.6	287.3	497.9	1,958.0	27.8	1,985.8
Loss for the year	–	–	–	–	–	(338.8)	(338.8)	(31.3)	(370.1)
Other comprehensive income:									
Fair value losses on investments	–	–	–	–	(5.3)	–	(5.3)	–	(5.3)
Exchange differences	–	–	–	–	2.2	–	2.2	–	2.2
Actuarial loss on defined benefit pension schemes	–	–	–	–	–	(14.5)	(14.5)	(0.3)	(14.8)
Tax on items taken directly to equity	–	–	–	–	(2.0)	(0.8)	(2.8)	–	(2.8)
Total comprehensive expense for the year ended 31 December 2009	**–**	**–**	**–**	**–**	**(5.1)**	**(354.1)**	**(359.2)**	**(31.6)**	**(390.8)**
Transactions with equity shareholders									
Ordinary shares issued	128.0	–	–	–	737.7	–	865.7	–	865.7
Realisation of merger reserve	–	–	–	–	(737.7)	737.7	–	–	–
Dividends paid	–	–	–	–	–	(28.2)	(28.2)	–	(28.2)
Total reserve transfers, contributions from and distributions to shareholders	**128.0**	**–**	**–**	**–**	**–**	**709.5**	**837.5**	**–**	**837.5**
Changes in ownership interest									
Conversion of bonds	0.7	12.3	–	(0.9)	–	0.9	13.0	–	13.0
Loss of control of deemed subsidiary	–	–	–	–	–	–	–	(8.0)	(8.0)
Increase in partner capital	–	–	–	–	–	0.3	0.3	–	0.3
Minority interest additions	–	–	–	–	–	–	–	11.8	11.8
Purchase of minority interest	–	–	–	–	–	(34.3)	(34.3)	–	(34.3)
Realise revaluation reserve on disposal of investments	–	–	–	–	4.5	–	4.5	–	4.5
Fair value of share based payments	–	–	–	–	0.2	–	0.2	–	0.2
Acquisition of treasury shares	–	–	(0.2)	–	–	–	(0.2)	–	(0.2)
Disposal of treasury shares	–	–	1.3	–	–	–	1.3	–	1.3
Total transactions with shareholders	**0.7**	**12.3**	**1.1**	**(0.9)**	**4.7**	**(33.1)**	**(15.2)**	**3.8**	**(11.4)**
Balance at 31 December 2009	**311.3**	**1,005.7**	**(9.7)**	**6.7**	**286.9**	**820.2**	**2,421.1**	**–**	**2,421.1**

Notes on pages 74 to 114 form part of these consolidated financial statements.

Statements of changes in equity for the year ended 31 December 2009 continued

Group	Share capital £m	Share premium £m	Treasury shares £m	Bond reserve £m	Other non-distributable reserves £m	Retained earnings £m	Total £m	Minority interest £m	Total equity £m
	Attributable to equity holders of the Group								
Balance at 1 January 2008	181.4	975.6	(9.6)	9.1	275.4	3,075.1	4,507.0	201.9	4,708.9
Loss for the year	–	–	–	–	–	(2,451.3)	(2,451.3)	(125.2)	(2,576.5)
Other comprehensive income:									
Fair value losses on investments	–	–	–	–	(10.1)	–	(10.1)	–	(10.1)
Exchange differences	–	–	–	–	14.0	–	14.0	–	14.0
Actuarial loss on defined benefit pension schemes	–	–	–	–	–	(8.1)	(8.1)	(0.5)	(8.6)
Tax on items taken directly to equity	–	–	–	–	5.6	2.0	7.6	–	7.6
Total comprehensive income/(expense) for the year ended 31 December 2008	–	–	–	–	9.5	(2,457.4)	(2,447.9)	(125.7)	(2,573.6)
Transactions with equity shareholders									
Dividends paid	–	–	–	–	–	(123.0)	(123.0)	–	(123.0)
Total reserve transfers, contributions from and distributions to shareholders	–	–	–	–	–	(123.0)	(123.0)	–	(123.0)
Changes in ownership interest									
Conversion of bonds	1.2	17.8	–	(1.5)	–	1.5	19.0	–	19.0
Minority interest additions	–	–	–	–	–	–	–	33.7	33.7
Minority interest disposals	–	–	–	–	–	–	–	(2.7)	(2.7)
Compound financial instruments	–	–	–	–	–	–	–	(75.3)	(75.3)
Movement between reserves	–	–	–	–	2.4	(2.4)	–	–	–
Preferred dividend relating to Earls Court acquisition	–	–	–	–	–	4.1	4.1	(4.1)	–
Acquisition of treasury shares	–	–	(3.8)	–	–	–	(3.8)	–	(3.8)
Disposal of treasury shares	–	–	2.6	–	–	–	2.6	–	2.6
Total transactions with shareholders	1.2	17.8	(1.2)	(1.5)	2.4	3.2	21.9	(48.4)	(26.5)
Balance at 31 December 2008	182.6	993.4	(10.8)	7.6	287.3	497.9	1,958.0	27.8	1,985.8

Notes on pages 74 to 114 form part of these consolidated financial statements.

Statements of changes in equity for the year ended 31 December 2009
continued

	2009 Attributable to equity holders of the company						
Company	**Share capital £m**	**Share premium £m**	**Treasury shares £m**	**Bond reserves £m**	**Other non-distributable reserves £m**	**Retained earnings £m**	**Total £m**
Balance at 1 January 2009	182.6	993.4	(10.8)	7.6	61.4	1,395.5	2,629.7
Loss for the year	–	–	–	–	–	(160.4)	(160.4)
Other comprehensive income:							
Actuarial losses on defined benefit pension schemes	–	–	–	–	–	(14.2)	(14.2)
Tax on items taken directly to equity	–	–	–	–	–	(0.9)	(0.9)
Total comprehensive expense for the year ended 31 December 2009	**–**	**–**	**–**	**–**	**–**	**(175.5)**	**(175.5)**
Transactions with equity shareholders							
Ordinary shares issued	128.0	–	–	–	737.7	–	865.7
Dividends paid	–	–	–	–	–	(28.2)	(28.2)
Realisation of merger reserve	–	–	–	–	(737.7)	737.7	–
Reserve transfer	–	–	–	–	0.1	(0.1)	–
Total reserve transfers, contributions from and distributions to shareholders	**128.0**	**–**	**–**	**–**	**0.1**	**709.4**	**837.5**
Changes in ownership interest							
Conversion of bonds	0.7	12.3	–	(0.9)	–	0.9	13.0
Fair value of share based payments	–	–	–	–	0.2	–	0.2
Acquisition of treasury shares	–	–	(0.2)	–	–	–	(0.2)
Disposal of treasury shares	–	–	1.3	–	–	–	1.3
Total transaction with shareholders	**0.7**	**12.3**	**1.1**	**(0.9)**	**0.2**	**0.9**	**14.3**
Balance as at 31 December 2009	**311.3**	**1,005.7**	**(9.7)**	**6.7**	**61.7**	**1,930.3**	**3,306.0**

	2008 Attributable to equity holders of the company						
Company	Share capital £m	Share premium £m	Treasury shares £m	Bond reserves £m	Other non-distributable reserves £m	Retained earnings £m	Total £m
Balance at 1 January 2008	181.4	975.6	(9.6)	9.1	60.9	2,483.6	3,701.0
Loss for the year	–	–	–	–	–	(961.1)	(961.1)
Other comprehensive income:							
Fair value gains on available for sale financial assets	–	–	–	–	–	0.1	0.1
Actuarial losses on defined benefit pension schemes	–	–	–	–	–	(6.3)	(6.3)
Tax on items taken directly to equity	–	–	–	–	–	1.2	1.2
Total comprehensive expense for the year ended 31 December 2008	–	–	–	–	–	(966.1)	(966.1)
Transactions with equity shareholders							
Ordinary shares issued	1.2	17.8	–	–	–	–	19.0
Dividends paid	–	–	–	–	–	(123.0)	(123.0)
Reserve transfers	–	–	–	(1.5)	0.5	1.0	–
Total reserve transfers, contributions from and distributions to shareholders	1.2	17.8	–	(1.5)	0.5	(122.0)	(104.0)
Changes in ownership interest							
Acquisition of treasury shares	–	–	(3.8)	–	–	–	(3.8)
Disposal of treasury shares	–	–	2.6	–	–	–	2.6
Total transaction with shareholders	–	–	(1.2)	–	–	–	(1.2)
Balance as at 31 December 2008	182.6	993.4	(10.8)	7.6	61.4	1,395.5	2,629.7

Notes on pages 74 to 114 form part of these consolidated financial statements.

Statements of cash flows for the year ended 31 December 2009

	Notes	Group 2009 £m	Group 2008 £m	Company 2009 £m	Company 2008 £m
Cash generated from operations	41	**335.7**	362.4	**(673.1)**	(86.1)
Interest paid		**(293.1)**	(241.6)	**(25.9)**	(8.2)
Interest received		**18.6**	8.6	**13.3**	79.6
Taxation		**0.1**	1.8	**(0.3)**	(0.7)
Cash flows from operating activities		**61.3**	131.2	**(686.0)**	(15.4)
Cash flows from investing activities					
Purchase and development of property, plant and equipment		**(227.5)**	(270.6)	**(0.7)**	(0.7)
Sale of property		**180.2**	101.6	**–**	–
REIT entry charge paid		**(38.8)**	(48.4)	**–**	–
Sale of interest in subsidiary companies		**–**	5.0	**–**	–
Purchase of minority interest		**(25.0)**	–	**–**	–
Sale of investments		**30.1**	–	**–**	–
Purchase of subsidiary companies		**–**	(41.3)	**–**	–
Loss of deemed control of former subsidiary		**(3.7)**	–	**–**	–
Purchase of non-current investments		**(0.9)**	(86.2)	**–**	–
Purchase of associate companies		**–**	(2.8)	**–**	–
Purchase of pension insurance policy		**(15.5)**	–	**(15.5)**	–
Cash flows from investing activities		**(101.1)**	(342.7)	**(16.2)**	(0.7)
Cash flows from financing activities					
Partnership equity introduced		**12.0**	6.5	**–**	–
Issue of shares		**865.7**	2.5	**865.7**	–
Acquisition of treasury shares		**(0.2)**	(3.8)	**(0.2)**	(1.3)
Cash transferred to restricted accounts	24	**(19.8)**	–	**–**	–
Borrowings drawn		**246.1**	439.0	**190.2**	140.0
Borrowings repaid		**(548.0)**	(230.8)	**(330.5)**	–
Equity dividends paid		**(23.0)**	(123.0)	**(23.0)**	(123.0)
Cash flows from financing activities		**532.8**	90.4	**702.2**	15.7
Effect of exchange rate changes on cash and cash equivalents		**(1.2)**	3.6	**–**	–
Net increase/(decrease) in cash and cash equivalents		**491.8**	(117.5)	**–**	(0.4)
Cash and cash equivalents at 1 January		**70.9**	188.4	**–**	0.4
Cash and cash equivalents at 31 December	24	**562.7**	70.9	**–**	–

Notes on pages 74 to 114 form part of these consolidated financial statements.

Notes to the accounts

1 Accounting convention and basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The Directors have taken advantage of the exemption offered by Section 408 of the Companies Act not to present a separate income statement for the parent company.

The financial statements have been prepared in sterling, which is the functional currency of the Group.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of properties, available-for-sale investments, financial assets and liabilities held for trading. A summary of the more important Group accounting policies is set out below.

The Group's business activities have been affected by the adverse UK financial and economic background. A description of the impact and the factors likely to affect the Group's future development, performance and position are set out in the Chairman's Statement on pages 6 to 9 and the Operating Review on pages 12 to 26. The financial position of the Group, its cash flows, debt structure, borrowing facilities and principal financial risks are described in the Financial Review on pages 27 to 33. In addition note 33 to these financial statements includes the Group's financial risk management objectives; details of its financial instruments and hedging activities; its exposures to liquidity risk and details of its capital structure.

In response to the on-going turbulent conditions that existed in the UK commercial property market in the first half of 2009, the Group re-renegotiated its main corporate loan facility and completed, in May 2009, a capital raising of £592 million, net of expenses. Subsequently in October 2009, the Group raised a further £274 million, net of expenses, of equity share capital to fund investment in its prime UK regional shopping centres and central London assets.

In January 2010, the Group refinanced the loan facility secured on the Lakeside Shopping Centre that was due to mature in July 2011, eliminating the short-term refinancing risk associated with this facility. The facility was replaced by a new £525 million, seven year facility which improved the Group's overall debt maturity profile.

As a consequence of these actions, the Directors believe that the Group is well placed to manage its business risks despite the current challenging economic environment.

The Directors have therefore concluded, based on cash flow projections which take account of the factors listed above, that there is a reasonable expectation that the company and the Group have adequate resources to continue in operational existence for the foreseeable future and have therefore prepared the financial statements on a going concern basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Where such judgements are made they are included within the accounting policies below.

The accounting policies used are consistent with those applied in the last annual financial statements, as amended to reflect the adoption of new standards, amendments, revisions and interpretations which became effective in the year.

IAS 1 Presentation of Financial Statements (revised)

IAS 23 Borrowing Costs (revised)

IFRS 2 Share-based Payment (amendment)

IFRS 7 Financial Instruments: Disclosures (amendment)

IFRS 8 Operating Segments

IAS 40 Investment Property (revised)

These pronouncements either had no impact on the financial statements or resulted in changes to presentation and disclosure only.

In respect of IAS 23, the Group's existing accounting policy was to capitalise borrowing costs, therefore this revision had no accounting impact for the Group.

2 Accounting policies – Group and company

Basis of consolidation

The following standards and interpretations have been issued but are not effective for the year end 31 December 2009 and have not been adopted early:

IAS 1 Presentation of Financial Statements (amendment)

IAS 27 Consolidated and Separate Financial Statements (revised)

IAS 36 Impairment of Assets (amendment)

IAS 38 Intangible Assets (amendment)

IFRS 2 Share-based Payment (amendment)

IFRS 3 Business Combinations (revised)

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (amendment)

IFRIC 17 Distribution of Non-cash Assets to Owners

These pronouncements are not expected to have a material impact on the financial statements, but will result in changes to presentation or disclosure where they are applicable.

– subsidiaries
Investment in Group companies includes equity and debt instruments.

Investments are reviewed at least annually for impairment. Where there exists an indication of impairment an assessment of the recoverable amount is performed. The recoverable amount is based on the higher of the investments continued value in use or its fair value less cost to sell; fair value is derived from the subsidiaries' net asset value at the balance sheet date.

The consolidated financial information includes financial information in respect of the company and its subsidiary undertakings. Subsidiary undertakings are those entities in which the Group has the ability to govern the financial and operating policies, whether through a majority of the voting rights or otherwise.

– joint ventures
The Group's interest in joint ventures is accounted for using proportional consolidation. The Group's share of the assets, liabilities, income and expenses are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

– associates
The Group's interest in associate entities is recognised using the equity method. The Group's share of net assets of associates is reported within the consolidated balance sheet.

The Group's share of profits/losses of associates is included in the consolidated income statement. Associate entities are defined by the Group as being entities over which significant influence could be exercised.

2 Accounting policies – Group and company (continued)

– goodwill
Goodwill arising on acquisition of Group undertakings is carried at cost less accumulated impairment losses. Goodwill represents the excess of the cost of acquisition over the Group's interest in the fair value of identifiable assets and liabilities of the acquired entity at the date of acquisition. Impairment reviews are performed at least annually and are to a large degree based on management estimates of future performance of the cash generating unit within which goodwill has arisen.

Operating segments

Segmental information is disclosed in the notes to the financial statements reflecting management reporting of divisional financial performance and position as used in operational decision making.

Foreign currencies

The assets and liabilities of foreign entities are translated into sterling, the Group's functional currency, at the rate of exchange ruling at the reporting date and their income statement and cash flows are translated at the average rate for the period. Exchange differences arising from the retranslation of the net investment in foreign entities are dealt with in reserves.

Transactions in currencies other than the Group's functional currency are recorded at the exchange rate prevailing at the transaction dates. Foreign exchange gains and losses resulting from settlement of these transactions and from retranslation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement except when qualifying as hedges, in which case they are dealt with in reserves.

Revenue recognition

The Group recognises revenue on an accruals basis, when the amount of revenue can be reliably measured and it is probable that future economic benefits will flow to the Group.

– property revenue
Gross rental income is calculated on an accruals basis, together with services where the Group acts as principal in the ordinary course of business. Rental income receivable is spread evenly over the period from lease commencement to expiry. Directly attributable lease incentives are recognised within net rental income on the same straight-line basis as rental income.

Contingent rents, being those lease payments that are not fixed at the inception of a lease, for example increases arising on rent reviews, are recorded as income in the periods in which they are earned.

Rent reviews are recognised as income, based on management's estimates, when it is reasonable to assume they will be received. Estimates are derived from knowledge of market rents for comparable properties determined on an individual property basis and updated for progress of negotiations.

– sale of investment and development property
Revenue obtained from the sale of properties is recognised when the significant risks and returns have been transferred to the buyer. This will normally take place on exchange of contracts. For conditional exchanges, revenue is recognised when conditions are satisfied.

– interest and other income
Revenue in respect of investments and other income represents investment income, earned on an accruals basis and profits or losses recognised on investments held for the short term. Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate.

– dividend income
Dividend income is recognised when the shareholders' right to receive payment has been established.

Share-based payments

The cost of granting share options and other share-based remuneration to employees and Directors is recognised through the income statement with reference to the fair value of the options at the date of grant. The income statement is charged over the vesting period of the options.

An option pricing model is used applying assumptions around expected yields, forfeiture rates, exercise price and volatility.

Own shares held in connection with employee share plans and other share-based payment arrangements are treated as treasury shares and deducted from equity.

Exceptional items

Exceptional items are those items that in the Directors' view are required to be separately disclosed by virtue of their size or incidence to enable a full understanding of the Group's financial performance.

Income taxes

Current tax is the amount payable on the taxable income for the year and any adjustment in respect of prior years. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used in computation of taxable profit, with the exception of deferred tax on revaluation surpluses where the tax basis used is the accounts' historic cost.

Temporary differences are not provided on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future.

Deferred tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised only to the extent that management believe it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax assets and liabilities are offset only when they relate to taxes levied by the same authority and the Group intends to settle them on a net basis.

Tax is included in the income statement except when it relates to items recognised in other comprehensive income, or directly in equity, in which case the related tax is also recognised in other comprehensive income or directly in equity.

Notes to the accounts
continued

2 Accounting policies – Group and company (continued)

Investment and development property

Investment and development properties are owned or leased by the Group and held for long-term rental income and capital appreciation.

The Group has elected to use the fair value model. Properties are initially recognised at cost and subsequently revalued at the balance sheet date to fair value as determined by professionally qualified external valuers on the basis of market value. The valuation conforms with the Royal Institution of Chartered Surveyors ("RICS"), Valuation Standards 6th Edition and IVS1 of International Valuation Standards and was arrived at by reference to market transactions for similar properties.

The main assumptions underlying the valuations are in relation to market rent, taking into account forecast growth rates and yields based on known transactions for similar properties and likely incentives offered to tenants.

Property held under leases are stated gross of the recognised finance lease liability.

The cost of development properties includes capitalised interest and other directly attributable outgoings, except in the case of properties and land where no development is imminent, in which case no interest is included. Interest is capitalised (before tax relief), on the basis of the average rate of interest paid on the relevant debt outstanding, until the date of practical completion.

When the Group redevelops an existing investment property for continued future use as an investment property, the property remains an investment property measured at fair value and is not reclassified.

Gains or losses arising from changes in the fair value of investment property are recognised in the income statement of the period in which they arise. Depreciation is not provided in respect of investment properties including integral plant.

Gains and losses arising from changes in the fair value of development property are dealt with in reserves to the extent that fair value exceeds cost and are otherwise recognised in the income statement. Upon completion, development property to be held for long-term rental income and capital appreciation is transferred to investment property.

When the use of a property changes from that of trading to investment, that property is transferred at fair value, with any resulting gain being recognised as property trading profit.

Leases

Leases are classified according to the substance of the transaction. A lease that transfers substantially all the risks and rewards of ownership to the lessee is classified as a finance lease. All other leases are normally classified as operating leases.

– Group as lessee:
Finance leases of investment property are accounted for as finance leases and recognised as an asset and an obligation to pay future minimum lease payments. The investment property asset is included in the balance sheet at fair value, gross of the recognised finance lease liability. Lease payments are allocated between the liability and finance charges so as to achieve a constant financing rate.

Other finance-lease assets are capitalised at the lower of the fair value of the leased asset or the present value of the minimum lease payments and depreciated over the shorter of the lease term and the useful life of the asset.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

– Group as lessor:
Assets leased out under finance leases are recognised as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant rate of return on the net investment.

Properties leased out under operating leases are included in investment property, with rental income recognised on a straight-line basis over the lease term.

Plant and equipment

Plant and equipment consists of vehicles, fixtures, fittings and other equipment. Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged to the income statement on a straight-line basis over an assets' estimated useful life to a maximum of five years.

Investments

Available-for-sale investments, being investments intended to be held for an indefinite period, are initially recognised and subsequently measured at fair value. For listed investments, fair value is the current bid market value at the reporting date.

Gains or losses arising from changes in the fair value of available-for-sale investments are included in other comprehensive income, except to the extent that losses are attributable to impairment, in which case they are recognised in the income statement.

Upon disposal, accumulated fair value adjustments are recycled from reserves to the income statement.

Impairment of financial assets

An annual review is conducted for financial assets to determine whether there is any evidence of a loss event as described by IAS 39. Where there is objective evidence of impairment, the amount of any loss is calculated by estimating future cash flows, or by using fair value where this is available through observable market prices.

Trading property

Trading property comprises those properties that in management's view are expected to be disposed within one year of the balance sheet date. Such properties are transferred from investment and development property at fair value which forms their deemed cost. Subsequently these properties are carried at the lower of cost and net realisable value.

Trade receivables

Trade receivables are recognised and subsequently measured at amortised cost.

The Directors' exercise judgement as to the collectability of the trade receivables and determines if it is appropriate to impair these assets. Factors such as days past due, credit status of the counterparty and historical evidence of collection are considered.

2 Accounting policies – Group and company (continued)

Cash and cash equivalents

Cash and cash equivalents are recognised at fair value. Cash and cash equivalents comprise cash on hand, deposits with banks, whether restricted or unrestricted and other short-term liquid investments with original maturities of three months or less.

Trade payables

Trade payables are recognised and subsequently measured at amortised cost.

Provisions

Provisions are recognised when the Group has a current obligation arising from a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle that obligation at the balance sheet date.

Pensions

The retirement benefit liability recognised in the balance sheet is the present value of the defined benefit obligations, less the fair value of plan assets, adjusted for past service costs.

The defined benefit obligation and current service cost are calculated annually by independent actuaries using the projected unit credit method and applying assumptions which are agreed between the Group and its actuaries.

Actuarial gains and losses are recognised in the statement of other comprehensive income.

The costs of defined contribution schemes and Group personal plans are charged to the income statement in the year in which they are incurred.

Borrowings

Borrowings are recognised initially at their net proceeds on issue and subsequently carried at amortised cost. Any transaction costs and premiums or discounts are recognised over the contractual life using the effective interest method.

In the event of early repayment, all unamortised transaction costs are recognised immediately in the income statement.

Derivative financial instruments

The Group uses derivative financial instruments to manage exposure to interest rate and foreign exchange risk. They are initially recognised on the trade date at fair value and subsequently re-measured at fair value based on market price.

Changes in fair value are recognised directly in the income statement, except for the effective portion of gains or losses on derivative instruments designated as a hedge of net investment in foreign operations, in which case they are recognised in equity.

Equity instruments

Equity instruments issued are recorded at the proceeds received, net of direct issue costs. When the Group's own equity instruments are repurchased, consideration paid is classified as treasury shares and deducted from equity. Where such shares are subsequently sold or reissued, any consideration received is included in equity.

Compound instruments

At the date of issue of compound instruments, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-compound debt. The difference between the proceeds of issue and the fair value of the liability is included in equity. Issue costs are apportioned between the liability and equity components based on their relative initial carrying values. The liability element of compound instruments is subsequently measured using the expected interest rate method. The value of the equity component is not remeasured in subsequent periods.

Notes to the accounts
continued

3 Segmental reporting

Operating segments are determined based on the internal reporting and operational management of the Group. The Group is organised into operating divisions being Capital Shopping Centres (CSC) and Capital & Counties (C&C).

CSC is a market leader in prime UK regional shopping centres while C&C engages principally in non-shopping centre investments with a focus on central London.

Revenue represents total income from tenants and net rental income is the principal profit measure used to measure performance. The segment result is also monitored, however it is not the principal profit measure.

Unallocated expenses are costs incurred centrally which are neither directly nor reasonably attributable to individual segments.

Reportable segments

	2009		
	CSC £m	C&C £m	Group Total £m
Revenue	**405.0**	**173.9**	**578.9**
Rent receivable	341.1	99.8	440.9
Service charge income	58.9	12.8	71.7
Exhibition income	–	55.8	55.8
	400.0	168.4	568.4
Rent payable	(21.4)	(1.4)	(22.8)
Service charge and other non-recoverable costs	(111.3)	(63.4)	(174.7)
Net rental income	267.3	103.6	370.9
Other income	5.0	1.8	6.8
Deficit on revaluation and sale of investment and development property	(535.7)	(232.5)	(768.2)
Write down of trading property	(0.1)	(4.5)	(4.6)
Segment result	(263.5)	(131.6)	(395.1)
Unallocated costs			
Impairment charges			(22.4)
Administration expenses			(43.4)
Operating loss			(460.9)
Net finance income[1]			131.8
Loss before tax			(329.1)
Taxation			(41.0)
Loss for the year			(370.1)
Total segment assets[2]	4,773.6	1,831.8	6,605.4
Total segment liabilities[2]	(3,025.4)	(1,398.6)	(4,424.0)
	1,748.2	433.2	2,181.4
Unallocated net assets[3]			
Cash and cash equivalents			496.4
Derivative financial instruments			(371.1)
Other net assets			114.4
Net assets			2,421.1
Other segment items:			
Capital expenditure	161.6	45.4	207.0
Depreciation	–	0.5	0.5

1 The Group operates a central treasury function which manages and monitors the Group's finance income/(costs) on a net basis.

2 Total assets and total liabilities exclude loans between Group companies.

3 Unallocated net assets represent balances controlled at a corporate level rather than within the Group's two operating divisions.

The adoption of IFRS 8 during the year has changed the segments recognised. Fewer segments are now recognised, as this better reflects the operational structure and management of the Group.

3 Segmental reporting (continued)

	2008		
	CSC £m	C&C £m	Group Total £m
Revenue	423.6	194.6	618.2
Rent receivable	359.9	113.1	473.0
Service charge income	57.8	13.8	71.6
Exhibition income	–	62.8	62.8
	417.7	189.7	607.4
Rent payable	(23.5)	(0.8)	(24.3)
Service charge and other non-recoverable costs	(113.4)	(86.2)	(199.6)
Net rental income	280.8	102.7	383.5
Property trading profits	0.3	–	0.3
Other income	–	0.2	0.2
Deficit on revaluation and sale of investment and development property	(1,693.5)	(363.5)	(2,057.0)
Profit on sale of subsidiary	–	0.8	0.8
Write down of trading property	–	(5.8)	(5.8)
Impairment of goodwill	–	(35.0)	(35.0)
Segment result	(1,412.4)	(300.6)	(1,713.0)
Unallocated costs			
Administration expenses			(63.2)
Operating loss			(1,776.2)
Net finance costs[1]			(885.9)
Loss before tax			(2,662.1)
Taxation			85.6
Loss for the year			(2,576.5)
Total segment assets[2]	5,150.9	2,392.7	7,543.6
Total segment liabilities[2]	(3,273.4)	(1,614.7)	(4,888.1)
	1,877.5	778.0	2,655.5
Unallocated net liabilities[3]			
Derivative financial instruments			(788.9)
Other net assets			119.2
Net assets			1,985.8
Other segment items:			
Capital expenditure	208.0	358.0	566.0
Depreciation	–	0.3	0.3

1 The Group operates a central treasury function which manages and monitors the Group's finance income/(costs) on a net basis.

2 Total assets and total liabilities exclude loans between Group companies.

3 Unallocated net liabilities represent balances controlled at a corporate level rather than within the Group's two operating divisions.

The Group's geographical segments are set out below. This represents where the Group's assets and revenues are predominantly domiciled.

Revenue represents income from tenants and total assets primarily constitute investment property. Revenue is the principal performance measure.

	Revenue		Total assets		Capital expenditure	
	2009 £m	2008 £m	**2009 £m**	2008 £m	**2009 £m**	2008 £m
United Kingdom	**538.3**	571.8	**6,668.2**	7,009.4	**201.8**	559.8
United States	**40.6**	46.4	**380.1**	521.5	**5.2**	6.2
	578.9	618.2	**7,048.3**	7,530.9	**207.0**	566.0

Notes to the accounts
continued

4 Other income

	2009 £m	2008 £m
Sale of trading property	**4.2**	–
Cost of sales	**(4.0)**	–
Profit on sale of trading properties	**0.2**	–
Management fee	**–**	0.1
Dividend income	**1.3**	–
Insurance recovery	**5.0**	–
Other income	**0.3**	0.4
Total other income	**6.8**	0.5

5 Deficit on revaluation and sale of investment and development property

	2009 £m	2008 £m
Deficit on revaluation of investment and development property	**(732.1)**	(2,051.1)
Deficit on sale of investment property	**(36.1)**	(5.9)
Deficit on revaluation and sale of investment and development property	**(768.2)**	(2,057.0)

6 Loss on sale and impairment of investments

	2009 £m	2008 £m
Loss on sale of investments	**(6.5)**	–
Impairment of investments in associate companies	**(3.9)**	–
Loss on sale and impairment of investments	**(10.4)**	–

7 Impairment of other receivables

Impairment of other receivables of £12.0 million (2008 – nil) has arisen following an impairment review of loan notes receivable by the Group. The impairment charge has been calculated with reference to the market value of certain property assets that the Group would have priority over in the event of default.

8 Operating loss

	2009 £m	2008 £m
Loss before taxation is arrived at after charging:		
Staff costs	**37.2**	44.3
Depreciation	**0.5**	0.3
Auditors' remuneration	**0.8**	0.7
Remuneration paid to the company's auditors for non-audit work	**1.3**	0.7

9 Employees' information

	Group 2009 £m	Group 2008 £m	Company 2009 £m	Company 2008 £m
Wages and salaries	**31.5**	37.9	**8.3**	9.5
Social security costs	**3.4**	4.0	**0.9**	1.1
Other pension costs	**2.1**	2.4	**0.8**	0.9
Share based payments (note 45)	**0.2**	–	**0.2**	–
	37.2	44.3	**10.2**	11.5

9 Employees' information (continued)

At 31 December 2009 the number of persons employed by the Group was 584 (2008 – 587) and by the company was 95 (2008 – 96). The average number of persons employed during the year was:

	2009 Number	2008 Number
Liberty International PLC	**94**	90
Capital Shopping Centres	**163**	194
Capital & Counties	**360**	331
	617	615

10 Auditors' remuneration

	2009 £000	2008 £000
Remuneration to the principal auditor in respect of audit fees:		
Statutory audit of the company and consolidated accounts	**435**	426
Remuneration to the principal auditor in respect of other services:		
Statutory audit of subsidiary accounts	**347**	240
Statutory audit of the pension funds	**9**	9
Other services pursuant to legislation	**75**	73
Corporate finance advisory services[1]	**1,154**	300
Taxation advisory services	**40**	118
Other services	**21**	240
	2,081	1,406
Remuneration to other auditors comprises:		
Statutory audit of UK subsidiaries	**159**	187
Tax services to UK subsidiaries	**229**	60
Statutory audit of US subsidiary	**195**	188
Tax services to US subsidiary	**105**	113

1 Fees payable to the principal auditor in respect of corporate finance advisory services include fees in respect of work required for the Group's equity capital raise completed in May 2009 and initial work on the proposed demerger of Capital & Counties. PwC were selected to undertake this work after consideration of the impact this may have on their independence, which it was concluded would not be impinged by undertaking the work. A further consideration in the decision was, given their prior knowledge of the Group's activities, PwC were best placed to carry out the work, taking into account general efficiency and cost effectiveness.

11 Finance costs/(income)

	2009 £m	2008 £m
Finance costs		
On bank overdrafts and loans	**248.9**	239.0
On convertible debt	**2.9**	4.4
On obligations under finance leases	**4.6**	5.4
Gross finance costs	**256.4**	248.8
Interest capitalised on developments	**(19.0)**	(18.5)
Finance costs	**237.4**	230.3
MetroCentre amortisation of compound financial instrument	**9.6**	2.0
Loss/(profit) on sales/repurchase of CMBS notes[1]	**4.3**	(13.1)
Inducement payments on conversion of 3.95% convertible bond	**–**	3.6
Revolving credit facility arrangement fee[1]	**5.4**	–
Costs of termination of derivative financial instruments[1]	**34.3**	6.6
Other finance costs/(income)	**53.6**	(0.9)

1 Treated as exceptional and therefore excluded from the calculation of adjusted earnings for the year ended 31 December 2009.

Interest is capitalised, before tax relief, on the basis of the average rate of interest paid of 6.25 per cent (2008 – 6.25 per cent) on the relevant debt, applied to the cost of developments during the year.

Notes to the accounts
continued

12 Taxation

Taxation charge/(credit) for the financial year	2009 £m	2008 £m
Current UK corporation tax at 28.0% (2008 – 28.5%) on profits	–	0.7
Prior year items – UK corporation tax	(1.6)	(8.1)
	(1.6)	(7.4)
Overseas taxation (including £1.1 million (2008 – £0.5 million) of prior year items)	(1.1)	0.9
Current tax on profits excluding exceptional items and property disposals	(2.7)	(6.5)
Deferred tax:		
On investment and development property	(26.9)	(25.5)
On derivative financial instruments	70.0	(59.5)
On other temporary differences	(0.3)	2.8
Deferred tax on profits excluding exceptional items and property disposals	42.8	(82.2)
Tax charge/(credit) excluding exceptional items and property disposals	40.1	(88.7)
REIT entry charge	3.1	3.6
Tax credit on exceptional items and property disposals		
– current tax	–	(0.5)
– deferred tax	(2.2)	–
Total tax charge/(credit)	**41.0**	(85.6)

Factors affecting the tax charge/(credit) for the year

The tax charge for the year is higher (2008 – lower) than the standard rate of corporation tax in the UK. The differences are explained below:

	2009 £m	2008 £m
Loss before tax	(329.1)	(2,662.1)
Loss on ordinary activities multiplied by the standard rate in the UK of 28.0% (2008 – 28.5%)	(92.1)	(758.7)
UK capital allowances not reversing on sale	(5.8)	(5.9)
Disposals of properties and investments	(16.8)	16.6
Prior year corporation tax items	(2.6)	(7.6)
Prior year deferred tax items	2.7	(0.4)
Expenses disallowed, net of capitalised interest	(2.6)	(3.4)
REIT exemption – corporation tax	9.9	(19.9)
REIT exemption – deferred tax	148.2	644.5
REIT exemption – entry charge	3.1	3.6
Utilisation of losses brought forward	–	(0.1)
Unutilised losses carried forward	3.8	–
Overseas taxation	(0.6)	(0.2)
Unprovided deferred tax	(6.2)	46.0
Reduction in deferred tax following cut in corporate tax rate	–	(0.1)
Total tax charge/(credit)	**41.0**	(85.6)

Tax items that are taken directly to equity are shown in the statement of other comprehensive income.

13 Loss for the financial year attributable to shareholders of Liberty International PLC

Losses of £160.4 million are dealt with in the accounts of the holding company in respect of the year (2008 – £961.1 million). No income statement is presented for the company as permitted by Section 408 Companies Act 2006.

14 Dividends

	2009 £m	2008 £m
Ordinary shares		
Prior period final dividend paid of nil pence per share (2008 – 17.6p)	–	63.5
Interim dividend paid of 5p per share (2008 – 16.5p)	**28.2**	59.5
Dividends paid	**28.2**	123.0
Proposed final dividend of 11.5p per share (2008 – nil)	**71.5**	–

Details of the shares in issue and dividends waived are given in notes 36 and 38.

15 Earnings per share and net assets per share

(a) (Loss)/earnings per share

	2009			2008		
	Earnings £m	**Shares million**	**Pence per share**	Earnings £m	Shares million	Pence per share
Basic loss per share[1]	**(338.8)**	**497.7**	**(68.1)p**	(2,451.3)	361.5	(678.1)p
Dilutive convertible bonds	**1.5**	**12.3**		3.1	14.5	
Diluted loss per share	**(337.3)**	**510.0**	**(66.1)p**	(2,448.2)	376.0	(651.1)p
Loss used for calculation of basic loss per share	**(338.8)**			(2,451.3)		
Adjustments:						
Revaluation and sale of investment and development property	**768.2**			2,057.0		
Profit on sale of subsidiary	**–**			(0.8)		
Exceptional other income	**(5.3)**			–		
Impairment of goodwill	**–**			35.0		
Exceptional finance charges	**44.0**			3.6		
Loss on sale of investment	**6.5**			–		
Impairment of investments	**3.9**			–		
Impairment of other receivables	**12.0**			–		
Fair value movement on derivative financial instruments	**(416.5)**			665.1		
Deferred tax adjustments	**41.0**			(85.5)		
REIT entry charges	**3.1**			3.6		
Minority interests in respect of the above	**(26.8)**			(121.8)		
EPRA adjusted earnings per share	**91.3**	**497.7**	**18.3p**	104.9	361.5	29.0p
Reduction in interest charge from conversion of bonds (net of tax)	**1.5**	**12.3**		3.1	14.5	
Adjusted, diluted earnings per share	**92.8**	**510.0**	**18.2p**	108.0	376.0	28.7p

1 Shares in issue for the calculation of basic loss per share have been adjusted for shares held in the ESOP and treasury shares.

Notes to the accounts
continued

15 Earnings per share and net assets per share (continued)

b) Net assets per share

	2009			2008		
	Net assets £m	**Shares million**	**NAV per share (pence)**	Net assets £m	Shares million	NAV per share (pence)
Net assets attributable to equity holders of the Group	**2,421.1**	**621.5**	**390p**	1,958.0	363.7	538p
Adjustments:						
Effect of dilution						
On conversion of bonds	**79.2**	**11.2**		92.3	11.5	
On exercise of options	**22.1**	**1.6**		10.5	0.5	
Diluted	**2,522.4**	**634.3**	**398p**	2,060.8	375.7	549p
Fair value of derivative financial instruments (net of tax)	**335.5**		**53**	659.0		175
Unrecognised surplus on trading properties (net of tax)	**0.9**		**–**	0.6		–
Deferred tax on revaluation surpluses	**28.7**		**5**	18.3		5
Deferred tax on capital allowances	**14.2**		**2**	57.7		15
Minority interests on the above	**(27.1)**		**(5)**	(46.9)		(12)
Add back minority interest recoverable balance not recognised	**71.3**		**11**	48.4		13
Diluted EPRA NAV	**2,945.9**	**634.3**	**464p**	2,797.9	375.7	745p
Fair value of derivative financial instruments (net of tax)	**(335.5)**		**(53)**	(659.0)		(175)
Excess of fair value of debt over book value	**394.5**		**63**	499.3		132
Diluted EPRA NNNAV	**3,004.9**	**634.3**	**474p**	2,638.2	375.7	702p

16 Goodwill

	Group 2009 £m	Group 2008 £m
At 1 January	**–**	26.6
Additions	**–**	8.4
Impairment (taken to income statement)	**–**	(35.0)
At 31 December	**–**	–

Following an impairment test, required under IAS 36, goodwill arising on the acquisition of the Covent Garden Restaurants group and the Earls Court & Olympia group was written off in full in the year ended 31 December 2008.

17 Investment and development property

	Freehold £m	Leasehold £m	Total £m
At 1 January 2008	4,805.3	3,817.5	8,622.8
Reclassification	(180.0)	180.0	–
Additions from acquisitions	2.2	42.8	45.0
Additions from subsequent expenditure	99.2	199.5	298.7
Additions from acquisition of subsidiary companies	222.2	–	222.2
Transfers from trading properties	4.9	–	4.9
Disposal of subsidiaries	(45.3)	(19.5)	(64.8)
Other disposals	(98.5)	(42.5)	(141.0)
Foreign exchange movements	137.7	–	137.7
Deficit on valuation	(945.9)	(1,105.2)	(2,051.1)
At 31 December 2008	4,001.8	3,072.6	7,074.4
Additions from acquisitions	–	1.5	1.5
Additions from subsequent expenditure	94.4	109.3	203.7
Loss of deemed control of former subsidiary	(94.4)	–	(94.4)
Other disposals	(212.9)	(8.6)	(221.5)
Foreign exchange movements	(49.0)	–	(49.0)
Deficit on valuation	(376.3)	(355.8)	(732.1)
At 31 December 2009	**3,363.6**	**2,819.0**	**6,182.6**

	2009 £m	2008 £m
Balance sheet carrying value of investment and development property	**6,182.6**	7,074.4
Adjustment in respect of tenant incentives	**83.2**	88.9
Adjustment in respect of head leases	**(47.1)**	(50.5)
Market value of investment and development property	**6,218.7**	7,112.8

Geographical analysis:

	2009 £m	2008 £m
United Kingdom	**5,844.6**	6,600.7
United States	**338.0**	473.7
Total	**6,182.6**	7,074.4

Included within investment and development property additions during the year is £19.0 million (2008 – £18.5 million) of interest capitalised on developments and redevelopments in progress.

The fair value of the Group's investment and development properties as at 31 December 2009 was determined by independent external valuers at that date. The valuation conforms with the Royal Institution of Charted Surveyors ("RICS") Valuation Standards 6th Edition and with IVS 1 of International Valuation Standards, and was arrived at by reference to market transactions for similar properties.

The main assumptions underlying the valuations are in relation to market rent, taking into account forecast growth rates and yields based on known transactions for similar properties and likely incentives offered to tenants.

There are certain restrictions on the realisability of investment property when a credit facility is in place. In most circumstances the Group can realise up to 50 per cent without restriction providing the Group continues to manage the asset. Realising an amount in excess of this would trigger a change of control and mandatory repayment of the facility.

Notes to the accounts
continued

18 Plant and equipment

Group	2009 Cost £m	2009 Accumulated depreciation £m	2009 Net £m	2008 Cost £m	2008 Accumulated depreciation £m	2008 Net £m
At 1 January	4.3	(3.0)	1.3	8.4	(7.2)	1.2
Additions	1.8	–	1.8	1.2	–	1.2
Disposals	(1.0)	0.3	(0.7)	(5.3)	4.5	(0.8)
Charge for the year	–	(0.5)	(0.5)	-	(0.3)	(0.3)
At 31 December	**5.1**	**(3.2)**	**1.9**	4.3	(3.0)	1.3

Company	2009 Cost £m	2009 Accumulated depreciation £m	2009 Net £m	2008 Cost £m	2008 Accumulated depreciation £m	2008 Book value £m
At 1 January	0.7	–	0.7	–	–	–
Additions	0.8	–	0.8	0.7	–	0.7
Disposals	(0.4)	–	(0.4)	–	–	–
Charge for the year	–	(0.3)	(0.3)	–	–	–
At 31 December	**1.1**	**(0.3)**	**0.8**	0.7	–	0.7

Plant and equipment include vehicles, fixtures, fittings and other office equipment.

19 Investment in Group companies

Company	2009 Cost £m	2009 Accumulated impairment £m	2009 Net £m	2008 Cost £m	2008 Accumulated impairment £m	2008 Net £m
At 1 January	1,943.7	(1,094.9)	848.8	1,943.7	–	1,943.7
Impairment reversal/(charge) for the year	–	63.7	63.7	–	(1,094.9)	(1,094.9)
At 31 December	**1,943.7**	**(1,031.2)**	**912.5**	1,943.7	(1,094.9)	848.8

The impairment charge taken in 2008 arose due to the carrying values of the investments exceeding their recoverable amount. This was determined based on the investments' fair value less estimated selling costs. Fair value was derived from the subsidiaries' net asset value at the balance sheet date. IAS 36 'Impairment of Assets' allows for reversal of impairment charges providing the reversal is calculated on a consistent basis. At 31 December 2009, this resulted in a reversal of £63.7 million.

20 Joint ventures

2009	Xscape Braehead Partnership £m	The Great Capital Partnership £m	Empress State Limited Partnership £m	St David's Limited Partnership £m	Other £m	Total £m
Summarised income statement						
Gross rental income	1.9	15.2	10.4	6.4	4.7	38.6
Net rental income	1.6	13.8	10.3	3.9	3.3	32.9
Other income/(expense)	5.0	(0.1)	–	–	0.2	5.1
Deficit on revaluation and sale of investment and development property	(4.3)	(21.3)	(12.2)	(65.1)	(10.5)	(113.4)
Administration expenses	–	(0.4)	–	–	(0.3)	(0.7)
Net finance costs	(1.9)	(6.0)	(6.0)	2.3	(1.5)	(13.1)
Tax	–	–	–	–	(0.1)	(0.1)
Profit/(loss) after tax	**0.4**	**(14.0)**	**(7.9)**	**(58.9)**	**(8.9)**	**(89.3)**
Summarised balance sheet						
Investment and development property	22.4	252.0	94.4	209.2	37.5	615.5
Other non-current assets	3.2	0.9	–	1.2	–	5.3
Current assets	2.7	10.3	3.9	5.1	1.4	23.4
Partners' loans	–	85.9	–	(84.6)	–	1.3
Current liabilities	(11.6)	(17.6)	(13.0)	(40.3)	(3.6)	(86.1)
Non-current liabilities	(24.5)	(116.4)	(77.0)	(35.9)	(25.3)	(279.1)
Net assets	**(7.8)**	**215.1**	**8.3**	**54.7**	**10.0**	**280.3**
Capital commitments	**–**	**–**	**–**	**75.6**	**1.9**	**77.5**

2008	Xscape Braehead Partnership £m	The Great Capital Partnership £m	St David's Limited Partnership £m	Other £m	Total £m
Summarised income statement					
Gross rental income	1.5	15.3	6.0	3.4	26.2
Net rental income	1.1	14.3	4.5	2.4	22.3
Deficit on revaluation and sale of investment and development property	(10.6)	(71.0)	(160.0)	(8.6)	(250.2)
Administration expenses	–	(0.4)	–	–	(0.4)
Net finance costs	(3.3)	(13.9)	5.7	(1.4)	(12.9)
Loss after tax	(12.8)	(71.0)	(149.8)	(7.6)	(241.2)
Summarised balance sheet					
Investment and development property	27.1	280.0	161.0	53.4	521.5
Other non-current assets	1.8	0.6	–	–	2.4
Current assets	3.9	5.0	3.0	0.4	12.3
Partners' loans	–	85.9	(33.3)	1.0	53.6
Current liabilities	(17.6)	(22.2)	(16.8)	(1.0)	(57.6)
Non-current liabilities	(24.8)	(117.6)	(0.3)	(29.0)	(171.7)
Net assets	(9.6)	231.7	113.6	24.8	360.5
Capital commitments	–	–	134.0	–	134.0

Joint ventures are accounted for in the Group accounts using proportional consolidation. The Group's share of the assets, liabilities, income and expenditure shown above are included in the consolidated financial statements on a line-by-line basis. In the UK, joint ventures comprise The Great Capital Partnership, the St David's Limited Partnership and the Xscape Braehead Partnership. The Great Capital Partnership was established in 2007 to own, manage and develop a number of central London properties and has a 31 March year end. The St David's Limited Partnership was established in 2004 for investment in the existing St David's shopping centre, Cardiff, and development of a 967,500 sq. ft. retail-led mixed-use extension, and has a 31 December year end. The Xscape Braehead Partnership was established in 2004, for investment in the Xscape Leisure Scheme at Braehead, Renfrew, Glasgow and has a 31 December year end.

Notes to the accounts
continued

20 Joint ventures (continued)

On 18 August 2009 the call option the Group held against the residual 50% of Empress State Limited Partnership expired, and with it, control that the Group was deemed to have under IAS 27. It therefore ceased to be a subsidiary and was treated as a joint venture from that date. For further detail on this transaction, refer to note 26 Business Combinations. The amount included in the summarised income statement above for Empress State represents the total amount recognised in the accounts in respect of Empress State for the year ended 31 December 2009. The entity was consolidated for the period up to 18 August 2008 and 50 per cent proportionally consolidated for the remainder of the year (see note 26).

Primarily, other joint ventures are registered in the US and are in the business of property investment. Full details of all joint ventures will be attached to the company's annual return to be filed with the Registrar of Companies.

All joint ventures are held with other joint venture investors on a 50:50 basis.

21 Investments

	2009 £m	2008 £m
Available for sale investments		
Harvest China Real Estate Fund	**45.9**	61.3
CMBS	**7.7**	30.4
Other	**4.7**	4.6
	58.3	96.3

The Group has a 20 per cent holding in Harvest China Real Estate Fund I and a 50 per cent holding in Harvest China Real Estate Fund II, both of which have interests in a variety of real estate projects in China. The total cost of these investments was £35.7 million (2008 £44.7 million).

These investments are carried at fair value based on the market value of the underlying properties.

The Group holding in CMBS notes have an original cost of £19.0 million (2008 £48.9 million) and are carried at fair value based on open market valuation.

22 Investment in associate companies

	Group 2009 £m	Group 2008 £m
At 1 January	**32.3**	25.8
Additions	**–**	2.8
Impairment charge	**(3.9)**	–
Foreign exchange movement	**(1.6)**	3.7
At 31 December	**26.8**	32.3

Investment in associates comprises a 20 per cent holding in Lewis's Liverpool LLP and a 29 per cent holding in Prozone Enterprises Private Limited.

23 Trade and other receivables

	Group 2009 £m	Group 2008 £m	**Company 2009 £m**	Company 2008 £m
Amounts falling due within one year				
Rents receivable	**27.8**	16.0	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**2,564.8**	2,135.4
Tax recoverable	**–**	–	**2.1**	2.1
Other receivables	**20.3**	37.2	**1.2**	1.2
Prepayments and accrued income	**38.0**	44.0	**1.1**	0.4
	86.1	97.2	**2,569.2**	2,139.1
Amounts falling due after more than one year				
Other receivables	**11.3**	33.4	**1.5**	2.9
Prepayments and accrued income	**58.5**	62.2	**–**	–
	69.8	95.6	**1.5**	2.9

Amounts owed by subsidiary undertakings are unsecured, repayable on demand and for amounts falling within formalised loan agreements, interest bearing.

Included within prepayments and accrued income are tenant lease incentives of £83.2 million (2008 – £88.9 million).

24 Cash and cash equivalents

	Group 2009 £m	Group 2008 £m
Unrestricted cash	**562.7**	70.9
Restricted cash	**19.8**	–
	582.5	70.9

Restricted cash relates to amounts placed on deposit to ensure continued compliance with certain loan facility financial covenants.

25 Trading property

	Group 2009 £m	Group 2008 £m
Undeveloped sites	**24.2**	29.4
Completed properties	**–**	3.9
	24.2	33.3

The estimated replacement cost of trading properties based on market value amounted to £25.0 million (2008 – £33.9 million).

Notes to the accounts
continued

26 Business combinations

Empress State Limited Partnership

On 18 August 2009 the call option the Group held against the residual 50 per cent of Empress State Limited Partnership expired. This call option was deemed to give the Group control and therefore, up to the date of expiry, Empress State Limited Partnership was consolidated as a subsidiary.

No consideration was received relating to the loss of control and no gain or loss was recognised. The consolidated assets and liabilities of Empress State Limited Partnership were derecognised and the remaining interest in Empress State Limited Partnership was accounted for as a joint venture in accordance with the Group's published accounting policy.

27 Derivative financial instruments

	2009			2008		
Derivative assets	**Held for trading £m**	**Hedging instruments £m**	**Total £m**	Held for trading £m	Hedging instruments £m	Total £m
Forward foreign exchange contracts	**–**	**–**	**–**	–	–	–
Interest rate swaps	**15.0**	**–**	**15.0**	22.3	–	22.3
Other	**–**	**–**	**–**	7.3	–	7.3
	15.0	**–**	**15.0**	29.6	–	29.6

	2009			2008		
Derivative liabilities	**Held for trading £m**	**Hedging instruments £m**	**Total £m**	Held for trading £m	Hedging instruments £m	Total £m
Forward foreign exchange contracts	**–**	**(32.4)**	**(32.4)**	–	(55.7)	(55.7)
Interest rate swaps	**(353.7)**	**–**	**(353.7)**	(740.9)	–	(740.9)
Other	**–**	**–**	**–**	(21.9)	–	(21.9)
	(353.7)	**(32.4)**	**(386.1)**	(762.8)	(55.7)	(818.5)

Hedge accounting

The balance sheet is affected by exchange differences between sterling and the US dollar which is the functional currency of the Group's US subsidiaries.

Hedge accounting is used by the Group to manage the exposure relating to net investment in foreign operations. US dollar denominated borrowings are also used to manage the exposure to the functional currency of the US operations.

28 Trade and other payables

	Group 2009 £m	Group 2008 £m	**Company 2009 £m**	Company 2008 £m
Amounts falling due within one year				
Rents received in advance	**98.7**	105.2	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**72.1**	102.6
Accruals and deferred income	**99.9**	156.0	**22.8**	19.4
Other payables	**31.2**	57.9	**–**	–
Other taxes and social security	**55.4**	45.8	**0.7**	1.4
	285.2	364.9	**95.6**	123.4

Amounts owed to subsidiary undertakings are unsecured and payable on demand.

29 Borrowings

Group	2009 Carrying value £m	Secured £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due within one year						
Bank loans and overdrafts	**30.0**	30.0	–	11.5	18.5	30.0
Commercial mortgage backed securities ("CMBS") notes	**33.5**	33.5	–	–	33.5	25.8
3.95% convertible bonds due 2010	**79.2**	–	79.2	79.2	–	79.3
Borrowings, excluding finance leases	**142.7**	63.5	79.2	90.7	52.0	135.1
Finance lease obligations	**5.8**	5.8	–	5.8	–	5.8
Amounts falling due within one year	**148.5**	69.3	79.2	96.5	52.0	140.9
Amounts falling due after more than one year						
CMBS notes 2011	**417.7**	417.7	–	–	417.7	376.1
CMBS notes 2015	**1,030.6**	1,030.6	–	–	1,030.6	744.0
Bank loan 2011	**100.0**	100.0	–	–	100.0	100.0
Bank loan 2012	**147.0**	147.0	–	–	147.0	147.0
Bank loans 2013	**633.4**	633.4	–	192.7	440.7	633.4
Bank loan 2014	**60.0**	60.0	–	–	60.0	60.0
Bank loans 2016	**809.3**	809.3	–	–	809.3	809.3
Bank loan 2017	**117.5**	117.5	–	–	117.5	117.5
Debentures 2027	**226.6**	226.6	–	226.6	–	165.9
CSC bonds 2013	**26.8**	–	26.8	26.8	–	28.8
Borrowings excluding finance leases and MetroCentre compound financial instrument	**3,568.9**	3,542.1	26.8	446.1	3,122.8	3,182.0
MetroCentre compound financial instrument	**129.9**	–	129.9	–	129.9	129.9
Finance lease obligations	**41.3**	41.3	–	41.3	–	41.3
Amounts falling due after more than one year	**3,740.1**	3,583.4	156.7	487.4	3,252.7	3,353.2
Total borrowings	**3,888.6**	3,652.7	235.9	583.9	3,304.7	3,494.1
Cash and cash equivalents	**(582.5)**					
Net debt	**3,306.1**					

Net external debt (adjusted for MetroCentre compound financial instrument) at 31 December 2009 was £3,176.2 million.

Company	2009 Carrying Value £m	Secured £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due within one year						
3.95% convertible bonds 2010	**79.2**		79.2	79.2	–	79.3
Finance lease obligations	**0.2**	0.2	–	0.2	–	0.2
Amounts falling due within one year	**79.4**	0.2	79.2	79.4	–	79.5
Amounts falling due after more than one year						
Finance lease obligations	**0.1**	0.1	–	0.1	–	0.1
Amounts falling due after more than one year	**0.1**	0.1	–	0.1	–	0.1
Net debt	**79.5**	0.3	79.2	79.5	–	79.6

The Group substantially eliminates its interest rate exposure to floating rate debt as illustrated in note 33.

Notes to the accounts
continued

29 Borrowings (continued)

Group		2008				
	Carrying value £m	Secured £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due within one year						
Bank loans and overdrafts	23.3	21.4	1.9	5.4	17.9	23.3
Commercial mortgage backed securities ("CMBS") notes	34.3	34.3	–	–	34.3	24.6
CSC bonds 2009	31.5	–	31.5	31.5	–	32.2
Borrowings, excluding finance leases	89.1	55.7	33.4	36.9	52.2	80.1
Finance lease obligations	6.1	6.1	–	6.1	–	6.1
Amounts falling due within one year	95.2	61.8	33.4	43.0	52.2	86.2
Amounts falling due after more than one year						
CMBS notes 2011	483.4	483.4	–	–	483.4	387.2
CMBS notes 2015	1,038.4	1,038.4	–	–	1,038.4	703.9
Bank loan 2011	100.0	100.0	–	–	100.0	100.0
Bank loan 2012	217.2	217.2	–	–	217.2	217.2
Bank loans 2013	737.2	737.2	–	218.0	519.2	735.1
Bank loan 2014	24.5	24.5	–	–	24.5	24.5
Bank loans 2016	827.6	827.6	–	–	827.6	827.6
Bank loan 2017	117.3	117.3	–	–	117.3	117.3
Debentures 2027	226.3	226.3	–	226.3	–	204.0
CSC bonds 2013	26.6	–	26.6	26.6	–	23.5
Other loans	140.0	–	140.0	–	140.0	140.0
3.95% convertible bonds due 2010	92.3	–	92.3	92.3	–	60.2
Borrowings excluding finance leases and MetroCentre compound financial instrument	4,030.8	3,771.9	258.9	563.2	3,467.6	3,540.5
MetroCentre compound financial instrument	120.3	–	120.3	–	120.3	120.3
Finance lease obligations	44.4	44.4	–	44.4	–	44.4
Amounts falling due after more than one year	4,195.5	3,816.3	379.2	607.6	3,587.9	3,705.2
Total borrowings	4,290.7	3,878.1	412.6	650.6	3,640.1	3,791.4
Cash and cash equivalents	(70.9)					
Net debt	4,219.8					

Net external debt (adjusted for MetroCentre compound financial instrument) at 31 December 2008 was £4,099.5 million.

	2008				
Company	Carrying Value £m	Unsecured £m	Fixed rate £m	Floating rate £m	Fair value £m
Amounts falling due after more than one year					
Other loans	140.0	140.0	–	140.0	140.0
3.95% convertible bonds due 2010	92.3	92.3	92.3	–	60.2
Amounts falling due after more than one year	232.3	232.3	92.3	140.0	200.2
Net debt	232.3	232.3	92.3	140.0	200.2

29 Borrowings (continued)

Analysis of movement in net debt for the year ended 31 December 2009	**Cash and cash equivalents £m**	**Current borrowings £m**	**Non-current borrowings £m**	**Net debt £m**
Balance at 1 January 2009	**70.9**	**(95.2)**	**(4,195.5)**	**(4,219.8)**
Borrowings repaid	**(548.0)**	**79.5**	**468.5**	**–**
Borrowings drawndown	**246.1**	**–**	**(246.1)**	**–**
Proceeds from capital raises	**865.7**	**–**	**–**	**865.7**
Other net cash movements	**(47.3)**	**–**	**–**	**(47.3)**
Other non-cash movements	**(1.2)**	**(133.9)**	**155.8**	**20.7**
Loss of deemed control of former subsidiary	**(3.7)**	**1.1**	**77.2**	**74.6**
Balance at 31 December 2009	**582.5**	**(148.5)**	**(3,740.1)**	**(3,306.1)**

Analysis of movement in net debt for the year ended 31 December 2008	Cash and cash equivalents £m	Current borrowings £m	Non-current borrowings £m	Net debt £m
Balance at 1 January 2008	188.4	(152.3)	(3,704.0)	(3,667.9)
Borrowings repaid	(230.8)	121.0	109.8	–
Borrowings drawndown	439.0	–	(439.0)	–
Other net cash movements	(329.3)	–	–	(329.3)
Other non-cash movements	3.6	(63.9)	(162.3)	(222.6)
Balance at 31 December 2008	70.9	(95.2)	(4,195.5)	(4,219.8)

The market value of assets secured as collateral against borrowings is £6,116.5 million.

The fair values of financial assets and liabilities have been established using the market value, where available. For those instruments without a market value, a discounted cash flow approach has been used. If the fair values of the Group net borrowings were used the increase, after credit for tax relief, to the net diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 40 pence (2008 – 68 pence).

The maturity profile of gross debt (excluding finance leases) is as follows:

	Group 2009 £m	Group 2008 £m	**Company 2009 £m**	Company 2008 £m
Wholly repayable within one year	**142.7**	89.1	**79.2**	–
Wholly repayable in more than one year but not more than two years	**617.0**	191.1	**–**	132.3
Wholly repayable in more than two years but not more than five years	**836.0**	1,622.3	**–**	100.0
Wholly repayable in more than five years	**2,245.8**	2,337.7	**–**	–
	3,841.5	4,240.2	**79.2**	232.3

Certain borrowing agreements contain financial and other conditions that, if contravened, could alter the repayment profile.

The 31 December 2009 annual valuation of £52 million for the Xscape Braehead property, which is owned by the Xscape Braehead Partnership, a 50 per cent joint venture between Capital Shopping Centres and a subsidiary of Capital & Regional plc, indicated a Loan to Value ratio in excess of that specified in the £49 million loan facility secured on the property. Following submission of the valuation to the lender, they served a notice of breach on the Partnership, triggering the cure period. Discussions between the lender and the Partnership as to potential solutions to the breach are in progress.

The Group has various undrawn committed borrowing facilities. The facilities available at 31 December in respect of which all conditions precedent had been met were as follows:

	2009 £m	2008 £m
Expiring in one to two years[1]	**360.0**	170.0
Expiring in more than two years	**107.8**	50.0

1 In February 2010, the Group renegotiated its revolving credit facility resulting in a new undrawn facility of £248 million with a maturity date of June 2013.

These undrawn facilities are available at floating rates based on LIBOR plus applicable margin.

Notes to the accounts
continued

30 Convertible debt

3.95 per cent convertible bonds due 2010 ("the 3.95 per cent bonds")

On 16 October 2003, the company issued £240 million nominal 3.95 per cent bonds raising £233.5 million after costs. At the time of issue, the holders of the 3.95 per cent bonds had the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at £8.00 per ordinary share, a conversion rate of 125 ordinary shares for every £1,000 nominal of 3.95 per cent bonds. On 28 May 2009, following the Firm Placing and Placing and Open Offer, the conversion price was adjusted to £7.16 per share, a conversion rate of approximately 139.66 ordinary shares for every £1,000 nominal of 3.95 per cent bonds. On 5 October 2009, following a placing of shares, the conversion price was adjusted to £7.08 per share, a conversion rate of approximately 141.24 ordinary shares for every £1,000 nominal of 3.95 per cent bonds. The 3.95 per cent bonds may be redeemed at par at the company's option subject to the Liberty International PLC ordinary share price having traded at 120 per cent of the conversion price for a specified period, or at anytime once 85 per cent by nominal value of the bonds originally issued have been converted or cancelled. Unless otherwise converted, cancelled or redeemed the 3.95 per cent bonds will be redeemed by Liberty International PLC at par on 30 September 2010.

On 2 January 2009, notices were accepted by the company in respect of £13.0 million of bonds representing 14.1 per cent of the 3.95 per cent bonds outstanding on 31 December 2008. The bonds converted into 1.7 million new ordinary shares.

The net proceeds received from the initial issue of the convertible bonds was split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity as follows:

	Group and company	
	2009 £m	2008 £m
Net proceeds of convertible bonds issued	**233.5**	233.5
Equity component	**(19.6)**	(19.6)
Liability at date of issue	**213.9**	213.9
Cumulative amortisation	**19.2**	19.2
Cumulative conversions	**(153.9)**	(140.8)
Liability at 31 December	**79.2**	92.3

The effective interest rate on the liability element at 31 December 2009 was 3.95 per cent (2008 – 3.95 per cent).

31 Finance lease obligations

	Group 2009 £m	Group 2008 £m
(a) Minimum lease payments under finance leases fall due:		
Not later than one year	**5.8**	6.1
Later than one year and not later than five years	**22.5**	24.5
Later than five years	**99.5**	113.8
	127.8	144.4
Future finance charges on finance leases	**(80.7)**	(93.9)
Present value of finance lease liabilities	**47.1**	50.5
(b) Present value of minimum finance lease obligations		
Not later than one year	**5.8**	6.1
Later than one year and not later than five years	**18.7**	21.1
Later than five years	**22.6**	23.3
	47.1	50.5

Finance lease liabilities are in respect of leasehold investment property. Many leases provide for payment of contingent rent, usually a proportion of net rental income, in addition to the rents above.

32 Operating leases

The Group earns rental income by leasing its investment properties to tenants under operating leases.

In the UK the standard shopping centre lease is for a term of 10 to 15 years. Standard lease provisions include service charge payments, recovery of other direct costs and review every five years to market rent. Standard turnover based leases have a turnover percentage agreed with each lessee which is applied to a retail unit's annual sales and any excess between the resulting turnover rent and the minimum rent is receivable by the Group.

In the UK commercial leases vary considerably between markets and locations but typically are for a term of five to 15 years at market rent with provisions to review to market rent every five years. Typically, single let properties are leased on terms where the tenant is responsible for repairs and running costs, and multi-let properties are leased on terms including service charges. In the US leases are typically of shorter duration, sometimes with renewal options.

The future minimum lease amounts receivable under non-cancellable operating leases are as follows:

	2009 £m	2008 £m
Not later than one year	**428.1**	368.6
Later than one year and not later than five years	**1,385.7**	1,228.7
Later than five years	**1,492.3**	1,424,4
	3,306.1	3,021.7

The income statement includes £1.1 million (2008 – £6.1 million) recognised in respect of expected increased rent resulting from outstanding reviews where the actual rent will only be determined on settlement of the rent review.

33 Financial risk management

The Group is exposed to a variety of risks arising from the Group's operations. Market risk (including interest rate risk, foreign exchange and market price risk), liquidity risk and credit risk.

The majority of the Group's financial risk management is carried out by the Group treasury department and the policies for managing each of these risks and the principal effects of these policies on the results for the year are summarised below.

Market Risk

a) Interest rate risk

Interest rate risk comprises of both cash flow and fair value risks:

Cash flow interest risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Fair value risk is the risk that the fair value of financial instruments will fluctuate as a result of changes in market interest rates.

The Group's interest rate risk arises from borrowings issued at variable rates that expose the Group to cash flow interest rate risk, whereas borrowings issued at fixed interest rates expose the Group to fair value interest rate risk.

Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital market debt are generally at fixed rates.

It is Group policy, and often a requirement of the Group's lenders, to eliminate substantially all short and medium term exposure to interest rate fluctuations in order to establish certainty over medium term cash flows by using floating to fixed interest rate swaps. Such swaps have the economic effect of converting borrowings from floating to fixed rates.

As a consequence, the Group is exposed to market price risk in respect of the fair value of its fixed rate derivative financial instruments, as discussed in the Financial Review on page 32.

The below table shows the effects of interest rate swaps on the borrowings profile of the Group:

	Fixed 2009 £m	**Floating 2009 £m**	Fixed 2008 £m	Floating 2008 £m
Borrowings	**583.9**	**3,304.7**	650.6	3,640.1
Derivative impact (nominal value of interest rate swaps)	**3,244.0**	**(3,244.0)**	3,362.2	(3,362.2)
Net borrowings profile	**3,827.9**	**60.7**	4,012.8	277.9
Interest rate protection on floating debt		**98.2%**		92.4%

Group policy is to ensure that interest rate protection is within the range of 75 per cent to 100 per cent.

Notes to the accounts
continued

33 Financial risk management (continued)

The weighted average rate for interest rate swaps currently effective is 5.25 per cent (2008 – 5.23 per cent).

The approximate impact of a 50 basis point shift upwards in the level of interest rates would be a positive movement of £99.6 million (2008 – £241.4 million) in the fair value of derivatives. The approximate impact of a 50 basis point shift downwards in the level of interest rates would be a negative movement of £(104.2) million (2008 – £(263.8) million) in the fair value of derivatives. Movements in the fair value of derivatives are dealt with in the income statement. In practice, a parallel shift in the yield curve is highly unlikely. However, the above sensitivity analysis is a reasonable illustration of the possible effect from the changes in slope and shifts in the yield curve that may actually occur. Because the fixed rate derivative financial instruments are matched by short-term floating rate debt, the overall effect on Group cash flow of such a movement would be very small.

Details of interest rate swap contracts in place as at 31 December 2009 are included in the financial review on page 32, which shows the interest cost the Group will be subject to in the future regardless of changes in market interest rates for the nominal amount of debt in the contract.

b) Foreign exchange

Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a functional currency other than sterling. It is Group policy to substantially eliminate any material foreign exchange risk through hedging instruments and foreign currency denominated borrowings.

The table summarises the Group exposure to foreign currency risk arising from the Group's US subsidiaries at December 2009:

	Group 2009 US$m	Group 2008 US$m
Net assets (total US dollar exposure)	**161.2**	298.0
Derivative impact (nominal forward foreign exchange swaps)	**(270.0)**	(290.0)
Net exposure	**(108.8)**	8.0

There was no ineffectiveness arising as a result of these hedges in either year.

Certain other Group investments are denominated in currencies other than sterling, however, they do not currently constitute material risks under the Group risk framework. This remains under constant review.

	Group 2009 £m	Group 2008 £m
USD	**45.9**	61.3
INR	**31.5**	33.2
Total unhedged exposure	**77.4**	94.5

Sensitivity analysis – impact on Group reserves:

	Group 2009 £m	Group 2008 £m
10% appreciation in foreign exchange rates	**15.9**	18.3
10% depreciation in foreign exchange rates	**(19.5)**	22.3

Liquidity risk

Liquidity risk is managed to ensure that the Group is able to meet future payment obligations when financial liabilities fall due. Liquidity analysis is conducted to ensure that sufficient headroom is available to meet the Group's operational requirements and committed investments. The Group treasury policy also includes maintaining adequate cash, marketable securities and adequate committed facilities to meet these requirements. Undrawn borrowing facilities are detailed in note 29. The Group's policy is to seek to optimise its exposure to liquidity risk by balancing its exposure to interest risk and to refinancing risk. In effect the Group seeks to borrow for as long as possible at the lowest acceptable cost.

Group policy is to maintain a weighted average debt maturity of over five years: as at 31 December 2009, the maturity profile of Group debt showed an average maturity of five years (2008 – six years). The Group regularly reviews the maturity profile of its financial liabilities and seeks to avoid bunching of maturities through the regular replacement of facilities and by using a selection of maturity dates. Refinancing risk may be reduced by re-borrowing prior to the contracted maturity date, effectively switching liquidity risk for market risk.

The Group will often pre-fund capital expenditure by arranging facilities or raising debt in the capital markets and then placing surplus funds on deposit until required for the project. Efficient treasury management and strict credit control minimise the costs and risk associated with this policy which ensures that funds are available to meet commitments as they fall due.

33 Financial risk management (continued)

The tables below set out the maturity analysis of the Group's financial liabilities based on the undiscounted contractual obligations to make payments of interest and to repay principal (including notional principal in the case of gross settled foreign exchange contracts). Where interest payment obligations are based on a floating rate the rates used are those implied by the par yield curve for the relevant currency. Where payment obligations are in foreign currencies, the spot exchange rate ruling at the balance sheet date is used.

	2009				
Group	**Within 1 year £m**	**1-2 years £m**	**2-5 years £m**	**Over 5 years £m**	**Total £m**
Borrowings (including interest)	**(227.2)**	**(723.0)**	**(1,264.5)**	**(2,610.8)**	**(4,825.5)**
Finance lease obligations	**(5.8)**	**(5.6)**	**(16.9)**	**(99.5)**	**(127.8)**
Tax and other payables	**(85.3)**	**(21.6)**	**–**	**–**	**(106.9)**
Derivative payments	**(264.2)**	**(214.4)**	**(507.8)**	**(626.8)**	**(1,613.2)**
Derivative receipts	**105.3**	**104.1**	**432.7**	**567.1**	**1,209.2**
	(477.2)	**(860.5)**	**(1,356.5)**	**(2,770.0)**	**(5,464.2)**

	2008				
Group	Within 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Borrowings (including interest)	(262.7)	(334.4)	(2,099.3)	(2,766.4)	(5,462.8)
Finance lease obligations	(6.1)	(6.1)	(18.4)	(113.8)	(144.4)
Tax and other payables	(105.6)	(39.7)	(22.1)	–	(167.4)
Derivative payments	(243.6)	(312.0)	(705.4)	(2,254.5)	(3,515.5)
Derivative receipts	151.1	163.6	498.9	1,631.7	2,445.3
	(466.9)	(528.6)	(2,346.3)	(3,503.0)	(6,844.8)

Contractual maturities reflect the expected maturities of financial instruments.

	2009				
Company	**Within 1 year £m**	**1-2 years £m**	**2-5 years £m**	**Over 5 years £m**	**Total £m**
Borrowings (including interest)	**(82.4)**	**–**	**–**	**–**	**(82.4)**
Tax and other payables	**(0.7)**	**(1.8)**	**–**	**–**	**(2.5)**
	(83.1)	**(1.8)**	**–**	**–**	**(84.9)**

	2008				
Company	Within 1 year £m	1-2 years £m	2-5 years £m	Over 5 years £m	Total £m
Borrowings (including interest)	(9.5)	(139.4)	(106.2)	–	(255.1)
Tax and other payables	(1.4)	(1.8)	–	–	(3.2)
	(10.9)	(141.2)	(106.2)	–	(258.3)

Credit risk

Credit risk is the risk of financial loss if a tenant or counterparty fails to meet an obligation under a contract. Credit risk arises primarily from trade receivables relating to tenants but also from the Group's holdings of assets with counterparties such as cash deposits, loans and derivative instruments.

Credit risk associated with trade receivables is actively managed; tenants are managed individually by asset managers, who continuously monitor and work with tenants, anticipating and, wherever possible, identifying and addressing risks prior to default.

Prospective tenants are assessed via a review process, including obtaining credit ratings and reviewing financial information which is conducted internally. As a result deposits or guarantees may be obtained. The amount of deposits held as collateral at 31 December 2009 is £3.3 million (2008 – £0.8 million).

Due to the nature of tenants being managed individually by asset managers, it is Group policy to calculate any impairment specifically on each contract.

Notes to the accounts
continued

33 Financial risk management (continued)

The ageing analysis of these trade receivables is as follows:

	Group 2009 £m	Group 2008 £m
Up to three months	**24.3**	15.2
Three to six months	**3.5**	0.8
Trade receivables	**27.8**	16.0

Also included within receivables are £8.3 million (2008 – £19.7 million) of loan notes. All loan notes have been reviewed for potential impairment and are considered to be receivable as at the year end.

In 2009 trade receivables impaired amounted to £6.2 million (2008 £9.9 million), this is considered to be within an acceptable range given current economic conditions.

The credit risk relating to cash, deposits and derivative financial instruments is actively managed by Group Treasury. Relationships are maintained with a number of tier one institutional counterparties, ensuring compliance with Group policy relating to limits on the credit ratings of counterparties (between BBB+ and AAA).

Excessive credit risk concentration is avoided through adhering to authorised limits for all counterparties.

Counterparty	Credit rating	Authorised limit	**Group 2009 £m**
Bank #1	AAA	150.0	**125.1**
Bank #2	AAA	150.0	**125.0**
Bank #3	AAA	150.0	**125.0**
Bank #4	AA	100.0	**68.0**
Bank #5	A+	75.0	**46.3**
Sum of five largest exposures			**489.4**
Sum of deposits and derivative instruments			**597.7**
Five largest exposures as a percentage of total amount at risk			**82%**

Classification of financial assets and liabilities

The tables below set out the Group's accounting classification of each class of financial assets and liabilities, and their fair values at 31 December 2009 and 31 December 2008.

The fair values of quoted borrowings are based on the asking price. The fair values of derivative financial instruments are determined from observable market prices or estimated using appropriate yield curves at 31 December each year by discounting the future contractual cash flows to the net present values.

	Carrying value £m	**Fair value £m**	**(Loss)/gain to income statement £m**	**Gain to equity £m**
2009				
Derivative financial instrument assets	**15.0**	**15.0**	**–**	**–**
Total held for trading assets	**15.0**	**15.0**	**–**	**–**
Trade and other receivables	**155.9**	**155.9**	**–**	**–**
Cash and cash equivalents	**582.5**	**582.5**	**–**	**–**
Total cash and receivables	**738.4**	**738.4**	**–**	**–**
Investments	**58.3**	**58.3**	**(6.5)**	**3.8**
Total available-for-sale investments	**58.3**	**58.3**	**(6.5)**	**3.8**
Derivative financial instrument liabilities	**(386.1)**	**(386.1)**	**416.5**	**1.1**
Total held for trading liabilities	**(386.1)**	**(386.1)**	**416.5**	**1.1**
Trade and other payables	**(306.8)**	**(306.8)**	**–**	**–**
Borrowings	**(3,888.6)**	**(3,494.1)**	**–**	**–**
Total loans and payables	**(4,195.4)**	**(3,800.9)**	**–**	**–**

33 Financial risk management (continued)

	Carrying value £m	Fair value £m	Loss to income statement £m	(Loss)/gain to equity £m
2008				
Derivative financial instrument assets	29.6	29.6	–	–
Total held for trading assets	29.6	29.6	–	–
Trade and other receivables	192.8	192.8	–	–
Cash and cash equivalents	70.9	70.9	–	–
Total cash and receivables	263.7	263.7	–	–
Investments	96.3	99.5	–	(15.1)
Total available-for-sale investments	96.3	99.5	–	(15.1)
Derivative financial instrument liabilities	(818.5)	(818.5)	(665.1)	4.3
Total held for trading liabilities	(818.5)	(818.5)	(665.1)	4.3
Trade and other payables	(420.6)	(420.6)	–	–
Borrowings	(4,290.7)	(3,791.4)	–	–
Total loans and payables	(4,711.3)	(4,212.0)	–	–

Capital Structure

The Group seeks to enhance shareholder value both by investing in the business so as to improve the return on investment and by managing the capital structure. The Group uses a mix of equity, debt and hybrid financial instruments and aims to access both debt and equity capital markets with maximum efficiency and flexibility.

The key ratios used to monitor the capital structure of the Group are the debt to assets ratio and the Interest Cover ratio. Although the Group aims not to exceed an underlying debt to asset ratio of more than 50 per cent and to maintain interest cover above 160 per cent, these targets have not been met during the period due to current conditions in the property market. These are discussed in the Chairman's statement and the Financial Review on pages 8 and 30 respectively. The Group does however expect these conditions to be temporary.

Debt to assets ratio	**Group 2009 £m**	Group 2008 £m
Investment property	**6,182.3**	7,074.4
Trading property	**24.2**	33.3
	6,206.5	7,107.7
Net external debt	**(3,176.2)**	(4,099.5)
	51%	58%

Interest cover	**Group 2009 £m**	Group 2008 £m
Interest payable	**(237.4)**	(230.3)
Interest receivable	**6.3**	8.6
	(231.1)	(221.7)
Profit before interest and tax	**329.3**	320.8
	142%	145%

The maximum debt to assets ratio for the period was 58 per cent and occurred on 1 January 2009. The minimum Interest Cover ratio for the period was 142 per cent and occurred on 31 December 2009.

Notes to the accounts
continued

33 Financial risk management (continued)

The table below presents the Group's assets and liabilities recognised at fair value.

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Derivative financial assets				
Fair value through profit or loss	–	15.0	–	**15.0**
Derivatives used for hedging	–	–	–	**–**
Total held for trading assets	–	–	–	**–**
Investments				
Total available for sale investments	–	4.7	53.6	**58.3**
Total assets	**–**	**19.7**	**53.6**	**73.3**
Derivative financial liabilities				
Fair value through profit or loss	–	(353.7)	–	**(353.7)**
Derivatives used for hedging	–	(32.4)	–	**(32.4)**
Total held for trading liabilities	–	–	–	**–**
Total liabilities	**–**	**(386.1)**	**–**	**(386.1)**

Fair value hierarchy

Level 1: valuation based on quoted market prices traded in active markets.

Level 2: valuation techniques are used, maximising the use of observable market data, either directly from market prices or derived from market prices.

Level 3: where one or more inputs to valuation are not based on observable market data. Valuations at this level are more subjective and therefore more closely managed, including sensitivity analysis of inputs to valuation models. Such testing has not indicated that any material difference would arise due to a change in input variables.

The table below presents a reconciliation of level 3 fair value measurements for the year:

	Debt securities £m	Unlisted equity investments £m	Total £m
Balance at 31 December 2008	30.4	61.3	**91.7**
Additions	–	0.9	**0.9**
Disposals	(22.6)	(11.5)	**(34.1)**
Interest	(1.0)	–	**(1.0)**
Unrealised gains/(losses)	0.9	(4.8)	**(3.9)**
Balance at 31 December 2009	**7.7**	**45.9**	**53.6**

– Unlisted equity investments

These investments are externally valued quarterly, with valuations performed by examining expected yields of the underlying property and expectations relating to the property market and wider economic factors.

– Debt securities

Due to the illiquid nature of the market in these debt contracts and the variations in quotes for their value obtained from brokers, the market for these securities cannot be described as active. Broker quotes obtained are not currently deemed executable.

34 Deferred tax liabilities

Under IAS 12 "Income Taxes", provision is made for the deferred tax assets and liabilities associated with the revaluation of investment properties at the corporate tax rate expected to apply to the Group at the time of use. For those UK properties qualifying as REIT properties the relevant tax rate will be 0 per cent (2008 – 0 per cent), for other UK non-REIT properties the relevant tax rate will be 28 per cent (2008 – 28 per cent) and for overseas properties the relevant tax rate will be the prevailing corporate tax rate in that country.

The deferred tax provision on non-REIT investment properties calculated under IAS 12 is £42.8 million at 31 December 2009 (2008 – £75.9 million). This IAS 12 calculation does not reflect the expected amount of tax that would be payable if the assets were sold. The Group estimates that calculated on a disposal basis the maximum tax liability would be £49.5 million at 31 December 2009 (2008 – £108.8 million).

Movements in the provision for deferred tax	Investment and development properties £m	Derivative financial instruments £m	Other temporary differences £m	**Total £m**
Provided deferred tax provision:				
At 1 January 2008	85.7	(14.7)	2.7	**73.7**
Recognised in income	(25.5)	(59.5)	2.8	**(82.2)**
Recognised in equity	21.3	(5.2)	(2.0)	**14.1**
Sale of subsidiaries	(5.6)	–	–	**(5.6)**
At 31 December 2008	75.9	(79.4)	3.5	–
Recognised in income	(26.9)	70.0	(2.5)	**40.6**
Recognised in equity	(6.2)	2.0	0.7	**(3.5)**
At 31 December 2009	42.8	(7.4)	1.7	**37.1**
Unrecognised deferred tax asset:				
At 1 January 2009	(2.9)	(37.4)	(5.7)	**(46.0)**
Income statement items	(9.9)	23.0	(6.9)	**6.2**
At 31 December 2009	(12.8)	(14.4)	(12.6)	**(39.8)**

In accordance with the requirements of IAS 12 "Income Taxes", the deferred tax asset has not been recognised in the Group financial statements due to uncertainty on the level of profits that will be available in the non-REIT businesses in future periods.

35 Other provisions for liabilities and charges

	Group 2009 £m	Group 2008 £m	**Company 2009 £m**	Company 2008 £m
At 1 January	**7.3**	1.4	**4.3**	0.1
Charged during the year	**4.0**	–	**–**	–
Pension movements (note 46)	**(2.7)**	5.9	**(3.2)**	4.2
At 31 December	**8.6**	7.3	**1.1**	4.3

Of the above provisions for liabilities and charges, £3.4 million falls due after more than five years (2008 – £6.1 million after more than five years).

Provisions consist of £3.4 million (2008 – £6.1 million) relating to the pension schemes as set out in note 46 and £1.4 million (2008 – £1.2 million) relating to other operating items.

Included within provisions charged during the year is £3.8 million relating to deferred consideration payable on the acquisition of the minority interest share in Earls Court & Olympia. The provision has been discounted as it considered that no payment will be required until 2012. The amount of deferred consideration payable is based on a number of factors including a potential re-development of the Earls Court & Olympia site, with the final details of such a re-development dependent on discussions with the owners of the adjacent land and the outcome of the planning permission process. The maximum potential payment is £20.0 million.

Notes to the accounts
continued

36 Share capital and share premium

At 31 December 2008, the company's authorised share capital was 500,000,000. On 22 May 2009, the authorised share capital of the company was increased by 400,000,000 ordinary shares of 50p each to 900,000,000 ordinary shares of 50p each.

The Companies Act 2006 removed the concept of authorised share capital with effect from 1 October 2009.

	Share capital £m	Share premium £m
Issued and fully paid		
At 31 December 2008 – 365,147,798 ordinary shares of 50p each	182.6	993.4
Shares issued	128.7	12.3
At 31 December 2009 – 622,878,501 ordinary shares of 50p each	**311.3**	**1,005.7**

On 2 January 2009, the company issued 1.7 million shares on the conversion of 3.95 per cent convertible bonds as described in note 30.

On 27 April 2009, the Group announced its intention to raise £592 million, net of expenses, by way of a Firm Placing of 104,839,061 new ordinary shares and a Placing and Open Offer of 95,161,642 new ordinary shares at 310 pence per share (the "Capital Raising"). The Capital Raising was approved by shareholders at the Extraordinary General Meeting on 22 May 2009 and the cash proceeds were received at the end of May 2009. As a result, share capital increased by £100 million with the balance of the proceeds being transferred to a merger reserve.

On 23 September 2009, the Group announced its intention to raise £274 million net of expenses by way of a placing of 56,100,000 new ordinary shares at 500 pence per share. The placing represented in aggregate 9.9 per cent of the issued share capital of Liberty International prior to the placing. The cash proceeds were received on 5 October 2009. As a result, share capital increased by £28 million with the balance of the proceeds being transferred to a merger reserve.

Subsequent to both capital raises, the merger reserve balances have been treated as realised and transferred to retained earnings.

Full details of the rights and obligations attaching to the ordinary shares are contained in the company's Articles of Association. These rights include an entitlement to receive the company's report and accounts, to attend and speak at General Meetings of the company, to appoint proxies and to exercise voting rights. Holders of ordinary shares may also receive dividends and may receive a share of the company's assets on the company's liquidation. There are no restrictions on the transfer of the ordinary shares.

At 9 March 2010, the company had an unexpired authority to repurchase shares up to a maximum of 56,572,850 shares with a nominal value of £28.3 million, and the Directors have an unexpired authority to allot up to a maximum of 132,476,167 shares with a nominal value of £66.2 million.

Included within the issued share capital as at 31 December 2009 are 288,070 ordinary shares (2008 – 364,327) held by the Trustee of the Employee Share Ownership Plan ("ESOP") which is operated by the company (note 38) and 1,050,000 treasury shares (2008 – 1,050,000). The nominal value of these shares is £0.7 million (2008 – £0.7 million).

37 Other non-distributable reserves

	Capital redemption £m	Translation reserve £m	Other £m	Total £m
Group				
At 1 January 2008	61.5	(2.7)	216.6	275.4
Exchange differences	–	14.0	–	14.0
Movement between reserves	–	–	2.4	2.4
Tax on items taken directly to equity	–	–	5.6	5.6
Fair value losses on available for sale financial assets	–	–	(10.1)	(10.1)
Other movements	(0.1)	(0.1)	0.2	–
At 31 December 2008	61.4	11.2	214.7	287.3
Exchange differences	–	2.2	–	2.2
Fair value losses on available for sale financial assets	–	–	(5.3)	(5.3)
Ordinary shares issued	–	–	737.7	737.7
Realisation of merger reserve	–	–	(737.7)	(737.7)
Realise revaluation reserve on disposal of investments	–	–	4.5	4.5
Fair value gains	–	–	0.2	0.2
Tax on items taken directly to equity	–	–	(2.0)	(2.0)
Other movements	–	0.4	(0.4)	–
At 31 December 2009	**61.4**	**13.8**	**211.7**	**286.9**

	Capital redemption £m	Translation reserve £m	Other £m	Total £m
Company				
At 1 January 2008	61.5	–	(0.6)	60.9
Other movements	(0.1)	–	0.6	0.5
At 31 December 2008	61.4	–	–	61.4
Fair value of share based payments	–	–	0.2	0.2
Other movements	–	–	0.1	0.1
At 31 December 2009	**61.4**	**–**	**0.3**	**61.7**

38 Treasury shares and Employee Share Ownership Plan (ESOP)

The cost of shares in Liberty International PLC purchased in the market and held either as treasury shares or by the Trustee of the Employee Share Ownership Plan ("ESOP") operated by the company is accounted for as treasury shares.

The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the Group's employee incentive arrangements as described in note 45 and the Director's remuneration report on pages 57 to 64. Dividends of £0.01 million (2008 – £0.2 million) have been waived by agreement.

	Company and Group			
	2009 Shares million	**2009 £m**	2008 Shares million	2008 £m
At 1 January	**1.4**	**(10.8)**	1.3	(9.6)
Acquired in the year	**0.1**	**(0.2)**	0.4	(3.8)
Disposed of on exercise of options	**(0.2)**	**1.3**	(0.3)	2.6
At 31 December	**1.3**	**(9.7)**	1.4	(10.8)

Notes to the accounts
continued

39 Capital commitments

At 31 December 2009, the Group was contractually committed to £142.4 million (2008 – £238.8 million) of future expenditure for the purchase, construction, development and enhancement of investment property. Of the £142.4 million committed, £123.0 million is committed 2010 expenditure.

The Group's share of joint venture commitments included above at 31 December 2009 was £75.6 million (2008 – £134.0 million).

40 Contingent liabilities

As at 31 December 2009, the Group has a contingent commitment to provide future investment of £39 million (2008 – £60.5 million) into one of the real estate investment funds in which the Group has previously invested. The Directors' current expectation, following discussions with Harvest Capital Partners, the managers of the fund, is that this further investment will not be required as the fund's managers have wound down marketing efforts in relation to the specific fund that the Group had committed investment funds.

41 Cash generated from operations

	Group 2009 £m	Group 2008 £m	**Company 2009 £m**	Company 2008 £m
Loss before tax	**(329.1)**	(2,662.1)	**(159.6)**	(962.2)
Adjustments for:				
Deficit on revaluation of investment and development property	**732.1**	2,051.1	**–**	–
Deficit on sale of investment property	**36.1**	5.9	**–**	–
Profit on sale of subsidiary	**–**	(0.8)	**–**	–
Loss on sale of investments	**6.5**	–	**–**	–
Impairment of investment in associate company	**3.9**	–	**–**	–
Impairment of other receivables	**12.0**	–	**–**	–
Write down of trading property	**4.6**	5.8	**–**	–
Depreciation	**0.5**	0.3	**0.3**	–
Profit on sale of trading properties	**(0.2)**	–	**–**	–
Amortisation of lease incentives and other direct costs	**7.9**	15.0	**(1.7)**	(1.1)
Impairment of goodwill	**–**	35.0	**–**	–
Impairment of investment in group companies	**–**	–	**(63.7)**	1,094.9
Impairment of inter company receivables		–	**24.4**	–
Interest payable	**237.4**	230.3	**21.1**	7.5
Interest receivable	**(6.3)**	(8.6)	**(13.3)**	(79.6)
Other finance costs/(income)	**53.6**	(0.9)	**5.4**	3.6
Change in fair value of derivative financial instruments	**(416.5)**	665.1	**–**	–
Change in working capital:				
Change in trading properties	**3.0**	5.9	**–**	–
Change in trade and other receivables	**(0.1)**	22.1	**(459.1)**	(157.1)
Change in trade and other payables	**(9.7)**	(1.7)	**(26.9)**	7.9
Cash generated from operations	**335.7**	362.4	**(673.1)**	(86.1)

42 Principal subsidiary undertakings

Company and principal activity	Class of share capital	% held
• Capital Shopping Centres PLC* (property) and its principal subsidiary undertakings:	Ordinary shares of 50p each	100
Braehead Glasgow Limited (property)	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of 1.3 Euros each	100
Braehead Park Investments Limited (property)	Ordinary shares of £1 each	100
Braehead Park Estates Limited (property)	Ordinary shares of £1 each	100
Chapelfield GP Limited acting as General Partner of The Chapelfield Partnership (property)	Ordinary shares of £1 each	100
CSC Harlequin Limited (property)	Ordinary shares of £1 each	100
CSC Lakeside Limited (property)	Ordinary shares of £1 each	100
CSC Enterprises Limited (commercial promotion)	Ordinary shares of £1 each	100
CSC Properties Investments Limited (property)	Ordinary shares of £1 each	100
CSC Bromley Limited (property)	Ordinary shares of £1 each	100
CSC Uxbridge (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
Belside Limited (property) (Jersey)	Ordinary shares of £1 each	100
Curley Limited (property) (Jersey)	Ordinary shares of £1 each	100
MetroCentre (GP) Limited acting as General Partner of The MetroCentre Partnership (property)	Ordinary shares of £1 each	100**
• Capital & Counties Limited* (financing)	Ordinary shares of 25p each	100
Capital & Counties Debenture PLC (financing) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
C&C Properties 2027 Limited (property)	Ordinary shares of £1 each	100
Chelmsford Property Investments Limited (property)	Ordinary shares of £1 each	100
WRP Management Limited (property)	Ordinary shares of £1 each	100
CSC (Eldon) Square Limited (property)	Ordinary shares of £1 each	100
Steventon Limited (property) (Jersey)	Ordinary shares of £1 each	100
Potteries (GP) Limited acting as General Partner of The Potteries Shopping Centre Limited Partnership (property)	Ordinary shares of £1 each	100
• C&C Properties UK Limited (property)	Ordinary shares of £1 each	100
• Capital & Counties CG Limited acting as General Partner of Capital & Counties CGP (property)	Ordinary shares of £1 each	100
• Capital & Counties CG 9 Limited* acting as General Partner of Capital & Counties CGP 9 (property) and its principal subsidiary undertaking:	Ordinary shares of £1 each	100
Capco Floral Place Limited (property)	Ordinary shares of £1 each	100
• Capvestco Limited (property and financing) (Jersey) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Capvestco China Limited (Investments) (Jersey)	Ordinary shares of £1 each	100
• Matterhorn Capital EC&O Limited* (holding company) and its principal subsidiary undertakings:	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of £1 each	100
Earls Court & Olympia Group Limited* (financing) and its principal subsidiary undertaking:	Ordinary shares of £1 each	100
Earls Court and Olympia Limited (venues) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Earls Court Limited (venues)	Ordinary shares of £1 each	100
Olympia Limited (venues)	Ordinary shares of £1 each	100
The Brewery by EC&O Limited (venues)	Ordinary shares of £1 each	100
• Liberty International Asset Management Limited* (asset management)	Ordinary shares of £1 each	100
• Liberty International Group Treasury Limited* (treasury management)	Ordinary shares of £1 each	100
• Nailsfield Limited (holding company) (Mauritius)	Ordinary shares of US$1 each	100
• C&C (US) No.1, Inc.* (property) (USA)	Class A Common Stock of US$1 par Value, £1 face value	100
	Class B Common Stock of US$1 par value, £20,000 face value	100

* Shareholdings in companies marked * are held by intermediate subsidiary undertakings except for Capital Shopping Centres PLC where 82.5 per cent is held by Liberty International PLC, and 17.5 per cent held by Liberty International Financial Services Limited.

** By virtue of their interest in The MetroCentre Partnership, GIC Real Estate is entitled to appoint 40 per cent of the Directors of MetroCentre (GP) Limited.

Notes to the accounts
continued

42 Principal subsidiary undertakings (continued)

The companies listed above are those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally effected the figures in the company's annual accounts. A full list of related undertakings will be annexed to the company's next annual return.

Companies are incorporated and registered in England and Wales unless otherwise stated. All subsidiary undertakings have been included in the consolidated results.

43 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation for the Group.

Significant transactions between the parent company and its subsidiaries are shown below:

Subsidiary	Nature of transaction	**2009 £m**	2008 £m
Libtai Holdings (Jersey) Limited	Dividend	**–**	–[1]
Liberty International Holdings Limited	Dividend	**–**	–[1]
Conduit Insurance Holdings Limited	Dividend	**–**	–[1]
C&C Properties UK Limited	Re-charges	**1.5**	1.5
Capital & Counties Debenture PLC	Dividend	**–**	–[1]
Greenhaven Industrial Properties Limited	Dividend	**–**	1.0
Capital Shopping Centres PLC	Dividend	**–**	–[1]
	Re-charges	**4.3**	4.0
Liberty International Capital (Five) Limited	Dividend	**3.2**	–
Liberty International Capital (Six) Limited	Dividend	**10.0**	–

1 Dividend declared in 2008 was repaid.

Significant balances outstanding between the parent company and its subsidiaries are shown below:

	Amounts owed by subsidiaries		Amounts owed to subsidiaries	
Subsidiary	**2009 £m**	2008 £m	**2009 £m**	2008 £m
Liberty International Group Treasury Limited	**2,373.9**	1,929.5	**–**	–
Capital & Counties Limited	**14.4**	14.4	**(60.0)**	(60.0)
Conduit Insurance Holdings Limited	**16.0**	16.0	**–**	–
Liberty International Holdings Limited	**132.8**	132.8	**–**	–
TAI Investments Limited	**–**	–	**(5.0)**	(42.6)
Capital Shopping Centres PLC	**5.1**	5.1	**–**	–
Libtai Holdings (Jersey) Limited	**–**	37.6	**(7.1)**	–
Nailsfield Limited	**22.6**	–	**–**	–

Key management[1] compensation	**2009 £m**	2008 £m
Salaries and short-term employee benefits	**7.2**	6.0
Pensions and other post-employment benefits	**0.5**	0.7
Share-based payments	**–**	0.4
Other long-term payments	**–**	0.2
Termination benefits	**–**	1.7
	7.7	9.0

1 Key management comprises the Directors of Liberty International PLC and those employees who have been designated as persons discharging managerial responsibility.

44 Directors' emoluments

The details of individual Directors' remuneration and pension benefits as set out in the tables contained in the Directors' remuneration report on pages 57 to 64 form part of these financial statements.

45 Share-based payment

The Group operates a number of share based payment schemes relating to employee benefits and incentives. All schemes are equity settled, as such the cost recognised relates to the fair value of equity instruments determined at the grant date of the instruments. The expense is recognised on a straight-line basis over the vesting period based on Group estimates of the number of shares that are expected to vest.

A reconciliation of movements in incentive schemes is given in the table below.

Share Option Schemes

Options to subscribe for ordinary shares may be awarded under the Liberty International PLC Incentive Share Option Scheme 1999 and the Liberty International PLC Executive Share Option Scheme 1999.

Exercise is subject to an earnings per share ("EPS") performance condition which requires Liberty International "smoothed" earnings to grow over a three year period following the year of grant at a rate in excess of 5 per cent per annum compound. "Smoothed" earnings growth means the percentage increase in underlying earnings per share, adjusted by (a) excluding exceptional and valuation items and (b) limiting trading or non-recurring items to 10 per cent of profit before tax. For the awards made in 2009, the base figure for comparison purposes will be the "smoothed" earnings achieved in 2009.

The options have a vesting period of three years and a maximum contractual life of 10 years. Options are forfeited if the employee leaves the Group before the options vest.

Share options outstanding at 31 December 2009 were exercisable between 359p and 698p and have a weighted average remaining contractual life of 9 years.

The total expense recognised in the income statement in respect of share options for the year ended 31 December 2009 was £0.2 million (2008 – £nil).

Year of grant	1999	2000	2001	2002	2002	2003	2004	2009
Exercise price (pence)	419	406	512	545	567	565	698	359
Outstanding at 1 January 2008	17,500	45,000	42,781	27,865	119,709	166,234	278,932	–
Awarded during the year	–	–	–	–	–	–	–	–
Forfeited during the year	–	–	–	–	–	(1,500)	–	–
Vested during the year	–	–	–	–	–	–	–	–
Exercised during the year	–	(15,638)	–	–	–	(46,039)	(30,000)	–
Outstanding at 31 December 2008	17,500	29,362	42,781	27,865	119,709	118,695	248,932	–
Awarded during the year	–	–	–	–	–	–	–	3,730,000
Forfeited/expired during the year	(17,500)	–	–	–	(19,709)	(30,000)	(40,000)	–
Vested during the year	–	–	–	–	–	–	–	–
Exercised during the year	–	–	–	–	–	–	–	–
Outstanding at 31 December 2009	**–**	**29,362**	**42,781**	**27,865**	**100,000**	**88,695**	**208,932**	**3,730,000**
Exercisable at 31 December 2009	**–**	**29,362**	**42,781**	**27,865**	**100,000**	**88,695**	**208,932**	**–**
Exercisable:								
from		2003	2004	2005	2005	2006	2007	2013
to		2010	2011	2012	2012	2013	2014	2019

Notes to the accounts
continued

45 Share-based payment (continued)

Fair value of share-based payment

The fair value of share options are calculated using the Black-Scholes option pricing model. Inputs to the model for options awarded during the year are as follows:

Share price and exercise price at grant date	3.59
Expected option life in years	4.5 years
Risk free rate	2.6%
Expected volatility	38.0%
Expected dividend yield*	5.8%
Value per option	0.41

* Expected dividend yield is based on public pronouncements about future dividend levels. All other measures are based on historical data.

Bonus Share Scheme

Under the Liberty International Bonus Scheme, deferred shares may be awarded as part of any bonus.

Such awards comprise "Restricted" shares and "Additional" shares. Where awarded, Additional shares are equal to 50 per cent of the Restricted shares and SIP shares (see below) combined. The release of deferred share awards is not dependent on the achievement of any further performance conditions other than that participants remain employed by the Group for a specified time from the date of the award, typically two years in the case of Restricted shares and four years in the case of Additional shares. The fair value of share awards were determined by the market price of the shares at the grant date. The weighted average share price during the year was 423 pence (2008 – 885 pence).

	2009		2008	
Year of grant	**Restricted 2007-2009**	**Additional 2006-2009**	Restricted 2006-2008	Additional 2004-2008
Outstanding at 1 January	237,851	190,553	166,803	164,827
Awarded during the year	82,078	27,112	192,157	105,054
Forfeited during the year	(1,317)	(2,221)	(4,253)	(7,185)
Vested during the year[1]	(67,632)	(28,433)	(116,856)	(72,143)
Outstanding at 31 December[2]	250,980	187,011	237,851	190,553

1 May still be held in trust.

2 Shares that remain within their three-year holding period.

Share incentive plan (SIP)

The company operates a SIP for all eligible employees, who may receive up to £3,000 worth of shares as part of their annual bonus arrangements. The SIP arrangements offer worthwhile tax advantages to employees and to the company.

The SIP shares can be released three years after the date of the award provided the individual employee has remained in employment but the shares must then be held in trust for a further two years in order to qualify for tax advantages. No awards of SIP shares were made in 2008 or 2009.

As part of the SIP arrangements, the company also offers eligible employees the opportunity to participate in a "Partnership" share scheme, under which employees can save up to £125 a month. The Group offers one free Matching share for every two Partnership shares purchased by the employee at the end of a twelve-month saving period.

SIP shares and Matching shares are forfeited if the employee leaves the Group within three years of the date of award, and qualify for tax advantages if they are held in the SIP for five years.

The dividend payable in respect of the shares held in the SIP is used to purchase additional shares, known as Dividend Shares, which are also held in trust.

The fair value of share awards were determined by the market price of the share at the grant date.

	2009 £m
Outstanding at 1 January	**64,267**
Awarded during the year	**–**
Forfeited during the year	**(2,309)**
Vested during the year[1]	**(22,695)**
Outstanding at 31 December[2]	**39,263**

1 May still be held in trust.

2 Shares that remain within their three-year holding period.

46 Pensions

(a) Current pension arrangements

The Group operates a number of pension schemes in the UK and the USA, the assets of which are held in separate trustee-administered funds. The Group's current policy is to largely provide future retirement benefits through defined contribution arrangements. Consequently Group personal pensions were established in 1997/98 for new and some existing employees, and previous schemes were closed and, with one exception, wound up.

The one older arrangement not wound up was the Liberty International Group Retirement Benefit Scheme ("the LI Scheme or LIGRBS"), which was closed to new members, but continued to accrue future service benefits for those employees who were members at date of closure. It is a funded defined benefit scheme and is not contracted out of the State Second Pension (S2P). On 19 December 2009 the LIGRBS closed to future benefit accrual and an insurance policy was purchased to secure the accrued benefits.

Earls Court & Olympia Group ("EC&O"), whose results are being consolidated with Liberty International, has a hybrid pension scheme comprising an ongoing money purchase section and a final salary section which was closed to new members in 2000, but continues to accrue future service benefits for those employees who were members at date of closure. The final salary section is a funded defined benefit scheme which is contracted out of S2P.

(b) Pension costs

(i) The LI and EC&O Schemes – defined benefit schemes

The retirement benefit liability recognised in the balance sheet is the present value of the defined benefit obligations, less the fair value of the Scheme assets, adjusted for past service costs. The defined benefit obligation and current service cost are calculated annually by an independent actuary using the projected unit credit method. Actuarial gains and losses are immediately recognised in the statement of other comprehensive income. The pension costs and balance sheet items for the year ended 31 December 2009 have been based on the results of the last valuation of the LI Scheme at 5 April 2009 and last valuation of the EC&O Scheme at 5 April 2008, suitably adjusted for different methodology, rolled forward to 31 December 2009 and adjusted for the different financial conditions applying at that time. With effect from 19 December 2009 the LIGRBS closed to future accrual and all members' benefits are in the process of being secured with Pension Insurance Corporation. The difference between the cost of buying members' benefits and the assets in the Scheme has been paid by Liberty International PLC.

Amounts recognised in respect of the Schemes	Included in income statement within:	2009 £m	2008 £m
Current service cost	Administration expenses	**0.6**	0.9
Interest cost	Interest payable	**3.1**	3.3
Expected return on Schemes' assets	Interest payable	**(2.9)**	(4.1)
Past service cost	Administration expenses	**–**	0.2
Curtailment (gain)/loss	Administration expenses	**(1.7)**	–
		(0.9)	0.3

Amounts recognised in the statement of other comprehensive income	2009 £m	2008 £m
Actuarial loss on defined benefit scheme	**14.8**	8.1

Whilst the actuarial gains and losses in respect of the Schemes are dealt with in the statement of other comprehensive income, the difference between the notional interest cost on the Schemes' liabilities and the expected return on the Scheme's assets is included in the Group's net interest cost.

For the year ended 31 December 2009 this amounts to a cost of £0.2 million (2008 – credit of £0.8 million). Of the current service cost for the year £1.1 million (2008 – £1.1 million) has been included in administration expenses.

The closure of the LIGBRS to future benefit accrual resulted in a curtailment gain of £1.7 million. This has been immediately recognised.

Notes to the accounts
continued

46 Pensions (continued)

(b) Pension costs

Amounts recognised in the consolidated balance sheet	2009 £m	2008 £m
Fair value of Schemes' assets*	**59.5**	49.9
Present value of Schemes' liabilities*	**(62.9)**	(56.0)
Pension liability	**(3.4)**	(6.1)

* The amounts attributable to EC&O at 31 December 2009 are assets of £10.0 million and liabilities of £13.4 million (2008 – £8.0 million and £10.8 million respectively).

Movements in the fair value of Schemes' assets	2009 £m	2008 £m
At 1 January	**49.9**	59.0
Expected return on Schemes' assets	**2.9**	4.1
Actuarial loss	**(8.0)**	(13.5)
Employer contributions paid[1]	**16.6**	2.5
Member contributions paid	**0.1**	0.2
	61.5	52.3
Benefits paid	**(2.0)**	(2.4)
Schemes' assets at 31 December	**59.5**	49.9

1 Includes £15.5 million purchase of pension insurance policy.

The weighted average assets allocations for the year end were as follows:

Asset category:	31 December 2009 %	31 December 2008 %
Equities	**13**	54
Index-linked gilts	**2**	21
Property	**–**	4
Corporate bonds	**2**	12
Cash	**–**	9
Insurance policies	**83**	–
Total	**100**	100

Movements in the present value of Schemes' liabilities	2009 £m	2008 £m
At 1 January	**56.0**	59.2
Current service cost	**0.6**	0.9
Employee Contributions	**0.1**	0.2
Interest cost	**3.1**	3.3
Past service cost	**–**	0.2
Actuarial loss/(gain)	**6.8**	(5.4)
Gain from scheme curtailment	**(1.7)**	–
	64.9	58.4
Benefits paid	**(2.0)**	(2.4)
Schemes' liabilities at 31 December	**62.9**	56.0

46 Pensions (continued)

The main economic assumptions used to calculate the present value of the Schemes' liabilities at 31 December were as follows:

	31 December 2009 % (per annum)	31 December 2008 % (per annum)
Discount rate	**5.5**	5.7
Rate of inflation	**3.3**	2.7
Earnings increases (for EC&O Scheme)	**4.8**	4.2
Earnings increases (for LIGRBS)	**n/a**	4.7
Increases to pensions in payment (LPI 5%)	**3.3**	2.7
Increases to deferred pensions before payment:	**3.3**	2.7
Expected return on Schemes' assets	**5.8**	5.8

	2009 £m	2008 £m
Actual loss on Schemes' assets in the year	**(5.0)**	(9.3)

Mortality assumptions are based on standard tables provided by the Institute of Actuaries using insurance company data updated from time to time to reflect current trends. The standard tables currently used by the LI Scheme are the S1NA (year of birth) medium cohort –1 year for males and –2 for females and those used by the EC&O Scheme are the PA00 (year of birth) medium cohort tables. Both standard tables make allowance for future improvements in longevity based on the year of birth of each member.

	At year end 31 December 2009		At year end 31 December 2008	
	LIGRBS	**EC&O**	LIGRBS	EC&O
Weighted average life expectancy for mortality tables used to determine benefit obligations at:				
Male member age 70 (current life expectancy)	**18.5**	**17.7**	17.3	17.7
Female member age 70 (current life expectancy)	**20.6**	**19.8**	20.2	19.8
Male member at 50 (life expectancy at age 60)	**28.5**	**27.2**	27.3	27.2
Female member age 50 (life expectancy at age 60)	**30.8**	**29.5**	30.2	29.5

During December 2009 Liberty International Group Retirement Benefits Scheme signed an insurance contract which secures the liabilities of the Scheme with Pension Insurance Corporation ("PIC"). PIC will assume responsibility of the Scheme liabilities during 2010. At this stage annuity policies are held as an asset of the Scheme in the Trustees name, hence the long term return on the LI assets has been taken to be equal to the discount rate used to value the liabilities.

To develop the expected long-term rate of return on assets assumption for the EC&O Scheme, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected annual return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

This resulted in the selection of the 5.50% assumption as at 31 December 2009 for the LI Scheme and 7.00% for the EC&O Scheme.

Details of experience adjustments for the year to 31 December:

	2009	2008	2007	2006	2005
Fair value of Schemes' assets (£m)	**59.5**	49.9	59.0	46.9	42.2
Present value of Schemes' liabilities (£m)	**(62.9)**	(56.0)	(59.2)	(46.5)	(44.0)
(Deficit)/surplus in the Scheme (£m)	**(3.4)**	(6.1)	(0.2)	0.4	(1.8)
Difference between the expected and actual return on Scheme assets:					
Amount (£m)	**(7.9)**	(13.5)	(1.8)	1.5	2.6
Percentage of Schemes' assets	**(13.3%)**	(27.1%)	(3.1%)	3.2%	6.2%
Total (loss)/gain:					
Amount (£m)	**(14.7)**	(8.1)	(2.6)	0.7	(2.6)
Percentage of present value of Schemes' liabilities	**23.4%**	(14.5%)	(4.4%)	1.5%	(5.9%)
Experience (loss)/gain on Schemes' liabilities:					
Amount (£m)	**0.6**	(0.7)	(1.1)	0.5	(1.1)
Percentage of the present value of the Schemes' liabilities	**1.0%**	(1.3%)	(1.9%)	1.1%	(2.5%)

The Group has no significant exposure to any other post-retirement benefit obligations.

Notes to the accounts
continued

46 Pensions (continued)

The estimated amounts of contributions expected to be paid to the Schemes during 2010 is £0.4 million.

(ii) Defined contribution arrangements
The pension charge in respect of the other schemes are the actual contributions paid. These amount to £1.4 million (2008 – £1.4 million) in respect of the other UK pension schemes and £0.1 million (2008 – £0.1 million) for the US scheme.

47 Events after the reporting period

The Group announced on 9 March 2010 its intention to reorganise by way of a demerger into two groups, Capital Shopping Centres and Capital & Counties. This reorganisation is subject to both shareholders' and Court approval.

Certain other events that have occurred after the reporting period are detailed in the Financial Review.

48 Directors' interests

(a) In shares and bonds in Liberty International Group Companies

The number of ordinary shares of the company in which the Directors were beneficially interested were:

	2009	2008
Chairman:		
D.P.H. Burgess	**29,266**	19,250
Executive:		
D.A. Fischel	**490,610**	375,476
K.E. Chaldecott	**54,946**	48,621
I.C. Durant	**–**	–
I.D. Hawksworth	**339**	–
Non-Executive:		
G.J. Gordon	**2,305,268**	1,555,000
I.J. Henderson	**12,601**	10,000
A.J.M. Huntley (appointed 8 July 2009)	**–**	–
M. Rapp	**6,372**	7,929
R.O. Rowley	**1,260**	1,000
N. Sachdev	**–**	–
A.D. Strang (appointed 8 July 2009)	**–**	–
Retired at year end:		
J.G. Abel	**N/A**	112,117
R.W.T. Buchanan	**N/A**	37,088

Liberty International PLC ordinary shares of 50p each

Conditional awards of shares have been made under the company's annual bonus scheme.

The awards comprise "Restricted" shares and "Additional" shares, the latter equal to 50 per cent of the restricted and Share Incentive Plan shares combined. These shares were to have been released two and four years respectively after the date of the award provided the individual Director remained in service, however, as stated on page 60, the Remuneration Committee has decided that all outstanding awards of deferred shares will vest in March 2010.

48 Directors' interests (continued)

Awards to Executive Directors under the scheme to date have been as follows:

Current Directors:

	Award date	Market price at award (pence)	Original vesting date	Market price at vesting (pence)	Number of shares at 31 December 2008	Number of shares lapsed during 2009	Number of shares awarded during 2009*	Number of shares vested during 2009	**Number of shares at 31 December 2009**
D.A. Fischel	01/03/2008	992	01/03/2012		26,882	–	–	–	**26,822**
	01/03/2008	992	01/03/2010		53,461	–	–	–	**53,461**
	06/03/2007	1205	01/03/2011		9,952	–	–	–	**9,952**
	06/03/2007	1205	01/03/2009[1]	436	19,656	–	–	(19,656)	**–**
	01/03/2006	1099	01/03/2010		9,218	–	–	–	**9,218**
	16/03/2005	978	01/03/2009[1]	436	2,001	–	–	(2,001)	**–**
K.E. Chaldecott	01/03/2008	992	01/03/2012		10,181	–	–	–	**10,181**
	01/03/2008	992	01/03/2010		20,061	–	–	–	**20,061**
	06/03/2007	1205	01/03/2011		3,112	–	–	–	**3,112**
	06/03/2007	1205	01/03/2009[1]	436	5,975	–	–	(5,975)	**–**
	01/03/2006	1099	01/03/2010		2,866	–	–	–	**2,866**
	16/03/2005	978	01/03/2009[1]	436	1,380	–	–	(1,380)	**–**
I.D. Hawksworth	01/03/2008	992	01/03/2012		13,441	–	–	–	**13,441**
	01/03/2008	992	01/03/2010		26,580	–	–	–	**26,580**
	28/05/2009	359	01/03/2010		–	–	27,855	–	**27,855**
I.C. Durant	28/05/2009	359	01/03/2011		–	–	21,123	–	**21,123**
	28/05/2009	359	01/08/2013		–	–	10,562	–	**10,562**

* Bonus shares in respect of the year ended 31 December 2008 awarded in May 2009.

1 As the company was in a close period on 1 March 2009, these awards vested on 7 May 2009.

Notes to the accounts
continued

48 Directors' interests (continued)

Awards may also be made under the company's Share Incentive Plan (SIP). The SIP shares can be released three years after the date of the award provided the individual Director has remained in employment but the shares must be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust. No SIP bonus shares were awarded during 2009.

	At 31 December 2008	Removed from trust	Lapsed	Awarded	Partnership, matching and dividend shares	**At 31 December 2009**
Current Directors:						
D.A. Fischel	4,628	–	–	–	548	**5,176**
K.E. Chaldecott	4,628	(2,424)	–	–	548	**2,752**
I.C. Durant	–	–	–	–	–	**–**
I. D. Hawksworth	805	–	–	–	512	**1,317**

(b) In share options in the company

The following Directors had options to subscribe for shares in the company:

Director	Year granted	Option price (pence)	Held at 31 December 2008	Granted in year	Exercised in year	Held at 31 December 2009	Exercisable between
The Liberty International PLC Executive Share Option Scheme 1999							
K.E. Chaldecott	2009	359	–	8,356	–	8,356	28/05/12–25/05/19*
I.C. Durant	2009	359	–	8,356	–	8,356	28/05/12–25/05/19*
D.A. Fischel	2009	359	–	8,356	–	8,356	28/05/12–25/05/19*
I. D. Hawksworth	2009	359	–	8,356	–	8,356	28/05/12–25/05/19*

Director	Year granted	Option price (pence)	Held at 31 December 2008	Granted in year	Exercised in year	Held at 31 December 2009	Exercisable between
The Liberty International PLC Incentive Share Option Scheme 1999							
K.E.Chaldecott	2004	698	25,000	–	–	25,000	19/02/07–19/02/14
K.E. Chaldecott	2009	359	–	341,644	–	341,644	28/05/12–25/05/19*
I.C. Durant	2009	359	–	291,644	–	291,644	28/05/12–25/05/19*
D.A. Fischel	2009	359	–	491,644	–	491,644	28/05/12–25/05/19*
I. D. Hawksworth	2009	359	–	291,644	–	291,644	28/05/12–25/05/19*

* The performance conditions relating to the 2009 awards cannot be satisfied until 2013.

No Director exercised options during 2009 (2008 – no Director exercised options).

The market price of Liberty International ordinary shares at 31 December 2009 was 515 pence and during the year the price varied between 265 pence and 569 pence.

(c)

No Director had any dealings in the shares of any Group company between 31 December 2009 and 9 March 2010, being a date less than one month prior to the date of the notice convening the Annual General Meeting.

Other than as disclosed in these accounts, no Director of the company had a material interest in any contract (other than service contracts), transaction or arrangement with any Group company during the year ended 31 December 2009.

Investment and development properties (unaudited)

1. Property data as at 31 December 2009

	Market value £m	Ownership	Note	Initial* yield (EPRA)	Nominal* equivalent yield	Passing* rent £m	ERV* £m	Occupancy*	Weighted average unexpired lease years	Gross area million sq. ft[I]
UK regional shopping centres										
Lakeside, Thurrock	890.0	100%		5.80%	6.75%			97.8%		1.4
MetroCentre, Gateshead	775.2	90%	A	6.38%	6.99%			97.8%		2.1
Braehead, Glasgow	504.8	100%		5.45%	7.04%			99.8%		1.1
The Harlequin, Watford	335.0	93%		5.65%	7.00%			95.3%		0.7
Victoria Centre, Nottingham	315.0	100%		5.73%	6.90%			98.2%		1.0
Arndale, Manchester	289.1	48%	B	6.23%	6.87%			99.1%		1.6
Chapelfield, Norwich	219.5	100%		6.00%	7.35%			95.5%		0.5
Eldon Square, Newcastle upon Tyne	217.6	60%		4.03%	7.51%			97.5%		1.0
St David's, Cardiff	210.5	50%		2.39%	7.46%			94.5%[G]		1.4
Cribbs Causeway, Bristol	204.9	33%	C	5.27%	6.78%			99.5%		1.0
The Chimes, Uxbridge	196.2	100%		6.51%	7.20%			98.8%		0.4
The Potteries, Stoke-on-Trent	191.5	100%		7.00%	7.70%			98.5%		0.6
The Glades, Bromley	170.2	64%		5.68%	7.56%			95.2%		0.5
Other	111.6		D							0.7
Total UK regional shopping centres	**4,631.1**			**5.70%**	**7.08%**	**271.1**	**363.4**	**97.8%**	**6.8**	**14.0**
UK non-shopping centres										
Capco Covent Garden	548.4	100%		4.86%	5.42%			98.9%	7.8	0.7
Capco Earls Court	434.8	100%	E							1.7
Capco GCP	247.3	50%		5.35%	5.96%			96.9%	5.6	1.0
Capco Other	9.0	100%								0.1
Total UK non-shopping centres	**1,239.5**					**49.4**	**56.5[H]**		**7.5[H]**	**3.5**
Capco USA	**348.1**	100%	F			**31.1**	**35.0**	**91.2%**	**4.3**	**2.6**
Total investment and development properties	**6,218.7**									**20.1**

* As defined in glossary on page 123.

Notes

[A] Interest shown is that of the MetroCentre Partnership in the MetroCentre (90 per cent) and the Metro Retail Park (100 per cent). Capital Shopping Centres has a 60 per cent interest in the MetroCentre Partnership which is consolidated as a subsidiary of the Group.

[B] The Group's interest is through a joint venture ownership of a 95 per cent interest in The Arndale, Manchester, and 90 per cent interest in New Cathedral Street, Manchester.

[C] The Group's interest is through a joint venture ownership of a 66 per cent interest in The Mall at Cribbs Causeway and a 100 per cent interest in The Retail Park, Cribbs Causeway.

[D] Includes the Group's 100 per cent economic interest in Westgate, Oxford and also the Group's 50 per cent economic interest in Xscape, Braehead.

[E] Includes Earls Court, which as from December 2009 is 100 per cent owned and also the Group's 50 per cent economic interest in the Empress State building (£94.4 million).

[F] The Group holds 13 investment properties in the USA. For four of these, which approximate to 20 per cent of the market value, the Group's interest ranges from 50 per cent to 58 per cent.

[G] Excludes the recently completed extension to St David's, Cardiff.

[H] Earls Court Exhibition centre does not report a passing rent, ERV or lease maturity due to the nature of its Exhibition business.

[I] Area shown is the gross area of the property, this is not adjusted for the proportional ownership.

Investment and development properties (unaudited)
continued

2. Analysis of Capital & Counties properties by use

	31 December 2009 Market Value					31 December 2009 ERV				
	Retail £m	Office £m	Exhibition £m	Residential £m	Total £m	Retail £m	Office £m	Exhibition £m	Residential £m	Total £m
Capco Covent Garden	476.4	61.2	–	10.8	548.4	28.9	4.2	–	0.1	33.2
Capco Earls Court	–	94.4	340.4	–	434.8	–	5.9	–	–	5.9
Capco GCP	83.7	147.8	–	15.8	247.3	5.2	10.2	–	0.8	16.2
Capco Other	0.5	7.0	–	1.5	9.0	0.1	1.1	–	–	1.2
Capco USA	249.7	72.5	–	25.9	348.1	23.2	9.4	–	2.4	35.0
	810.3	382.9	340.4	54.0	1,587.6	57.4	30.8	–	3.3	91.5

3. Analysis of capital return in the period

Like-for-like properties

	Market value		Revaluation deficit*	
	31 December 2009 £m	31 December 2008 £m	31 December 2009 £m	Decrease
UK regional shopping centres	4,389.5	4,815.2	(473.0)	(9.8)%
Capco Covent Garden	548.4	575.6	(35.7)	(6.1)%
Capco Earls Court	434.8	468.4	(41.6)	(8.7)%
Capco GCP	243.3	248.2	(20.0)	(7.6)%
Capco Other	9.0	9.2	(1.9)	(23.0)%
Capco USA	348.1	485.9	(91.9)	(20.8)%
Total like-for-like properties	5,973.1	6,602.5	(664.1)	(10.1)%
Acquisitions	4.0	–	(0.3)	–
Disposals	–	306.8[A]	(6.1)	–
Redevelopments and developments	241.6	203.5	(61.6)	–
Total investment properties	6,218.7	7,112.8	(732.1)	(10.6)%
All properties				
UK regional shopping centres	4,631.1	5,009.6	(534.7)	(10.4)%
Capco Covent Garden	548.4	590.3	(35.7)	(6.1)%
Capco Earls Court	434.8	568.9	(47.7)	(9.9)%
Capco GCP	247.3	275.4	(20.2)	(7.6)%
Capco Other	9.0	182.7	(1.9)	(23.0)%
Capco USA	348.1	485.9	(91.9)	(20.8)%
Total investment properties	6,218.7	7,112.8	(732.1)	(10.6)%

[A] Includes loss of deemed control of former subsidiary and conversion to proportional consolidation of the Empress State building of £100.5 million.

* Revaluation deficit includes amortisation of lease incentives and fixed head leases.

4. Analysis of income in the period

Like-for-like properties

	31 December 2009 £m	31 December 2008 £m	Change %	Note
UK regional shopping centres	**252.7**	261.7	(3.4)%	
Capco Covent Garden	**26.5**	22.8	15.8%	
Capco Earls Court	**25.9**	28.2	(8.2)%	
Capco GCP	**13.4**	12.9	3.9%	
Capco Other	**0.6**	0.7	(14.2)%	
Capco USA	**24.4**	20.7	(1.3)%	A
Like-for-like properties	**343.5**	347.0	(1.0)%	
Disposals	**1.8**	12.2	(85.2)%	
Like-for-like capital	**20.1**	19.6	2.6%	B
Redevelopments and developments	**5.5**	4.7	17.0%	
	27.4	36.5		
Total investment properties	**370.9**	383.5	(3.3)%	
All properties				
UK regional shopping centres	**267.3**	280.8	(4.8)%	
Capco Covent Garden	**26.5**	23.4	13.2%	
Capco Earls Court	**36.8**	33.3	10.5%	
Capco GCP	**13.8**	14.0	(1.4)%	
Capco Other	**2.1**	11.3	(81.4)%	
Capco USA	**24.4**	20.7	(1.3)%	A
Total investment properties	**370.9**	383.5	(3.3)%	

[A] Percentage change is shown for income in local currency.

[B] Like-for-like capital defined as comparable investment value in both current and comparative period but not like-for-like ownership period.

Financial covenants

Financial covenants on non-recourse debt excluding joint ventures

	Maturity	Loan outstanding at 31 January 2010[1] £m	LTV covenant	Loan to 31 December 2009 market value[2]	Interest cover covenant	Interest cover actual[3]
EC&O venues	2012	154.3	N/A	N/A	110.0%	129.0%[5]
Covent Garden[11]	2013	252.5	75%	71%	120.0%	122.0%[8]
MetroCentre	2015	561.0[9]	90%	76%	120.0%	142.0%
Braehead	2015	341.9[7]	N/A	N/A	120.0%	163.0%
Watford	2015	258.0[6]	N/A	N/A	120.0%	133.0%
Nottingham	2016	300.0[8]	90%	90%	110.0%	148.0%
Chapelfield	2016	212.6	N/A	N/A	110.0%	111.0%[8]
Uxbridge	2016	162.0	85%	83%	120.0%	150.0%
Bromley	2016	139.7	85%	82%	120.0%	120.0%
Covent Garden[11]	2017	118.0	70%	61%	100.0%	143.0%
Lakeside	2017	525.0[4]	75%	59%	140.0%	195.0%
Total		**3,025.0**				

Financial covenants on joint ventures non-recourse debt

	Maturity	Loan outstanding at 31 January 2010[1] £m	LTV covenant	Loan to 31 December 2009 market value[2]	Interest cover covenant	Interest cover actual[3]
Empress State	2013	78.2[10]	N/A	N/A	115.0%[5]	128%
GCP	2013	112.5[10]	70%	47%	120.0%	213.0%
Cardiff	2014	37.2[10]	75%	18%	150.0%	187.0%
Xscape	2014	24.5[10]	85%	93%[12]	120.0%	160%
Total		**252.4**				

Financial covenant on corporate facilities at 31 December 2009

Net worth covenant*	Actual	Interest cover covenant*	Interest cover actual	Borrowings/ Net worth*	Actual
£850m	£1,782m	120%	136%	110%	11%

* Tested on the Borrower Group which excludes, at the Group's election, specific subsidiaries with asset-specific finance. The facility is secured on the Group's investments in the Arndale, Manchester and Cribbs Causeway, Bristol.

The above facility was renegotiated in February 2010 in connection with the proposed demerger. The new £248 million facility matures in June 2013. The Interest Cover and borrowing/net worth covenants remain as stated above but net worth reduces to £600 million.

C&C Mortgage Debenture PLC at 31 December 2009

Maturity	Loan £m	Capital cover covenant	Capital cover actual	Interest cover covenant	Interest cover actual
2027	231.4	167%	176%	100.0%	103%

The debenture is currently secured on the Group's interests in The Potteries and Eldon Square, Newcastle.

Should the capital cover or Interest Cover test be breached C&C Debenture PLC (the issuer) has three months from the date of delivery of the valuation or the latest certificate to the Trustees to make good any deficiencies. The issuer may withdraw property secured on the debenture by paying a sum of money or through the substitution of alternative property provided that the Loan to Value and income tests are satisfied immediately following the substitution.

There are currently no financial covenant tests on $330 million (£204 million equivalent) of borrowings entered into by the Group's US subsidiary.

1 The loan values are the actual principal balances outstanding at 31 January 2010, which take into account any principal repayments made in January 2010. The accounting/balance sheet value of the loans includes any unamortised fees.

2 The Loan to 31 December 2009 Market Value provides an indication of the impact of the 31 December 2009 property valuations undertaken for inclusion in the financial statements could have on the LTV covenants. The actual timing and manner of testing LTV covenants varies and is loan specific.

3 Based on latest certified figures, calculated in accordance with loan agreements, which have been submitted between 31 December 2009 and 31 January 2010. The calculations are loan specific and include a variety of historic, forecast and in certain instances a combined historic and forecast basis.

4 Based on the new seven year £525 million loan facility that was completed in January 2010. The LTV covenant reduces to 70 per cent for the final two years of the facility.

5 The EC&O Venues facility was amended in December 2009. This resulted in the number of financial covenants being reduced. The LTV covenant no longer applies and the Interest Cover covenant has been amended, including the covenant now being set at 110 per cent. A £65 million principal repayment was also made in December 2009.

6 Includes the impact of the cancellation of £26.3 million CMBS notes on 27 July 2009 that were owned by a Group company.

7 Includes the impact of the cancellation of £34 million CMBS notes on 25 January 2010 that were owned by a Group company.

8 Includes principal prepayments or cash deposits made to ensure continued compliance with covenants.

9 100 per cent of the debt is shown which is consistent with accounting treatment, however the Group's economic interest is 60 per cent.

10 50 per cent of the debt is shown which is consistent with accounting treatment and the Group's economic interest.

11 There are two separate loans on the Covent Garden properties.

12 Discussions are ongoing with lenders, further details are included in the Financial Review on page 31.

Underlying profit statement (unaudited) for the year ended 31 December 2009

	Year ended 31 December 2009 £m	Year ended 31 December 2008 £m	**Six months ended 31 December 2009 £m**	Six months ended 31 December 2008 £m	**Six months ended 30 June 2009 £m**	Six months ended 30 June 2008 £m
UK shopping centres	**267.3**	280.8	**134.6**	140.7	**132.7**	140.1
Other commercial properties	**103.6**	102.7	**46.1**	48.6	**57.5**	54.1
Net rental income	**370.9**	383.5	**180.7**	189.3	**190.2**	194.2
Other income/(expense)	**1.4**	0.2	**0.1**	(0.3)	**1.3**	0.5
	372.3	383.7	**180.8**	189.0	**191.5**	194.7
Administration expenses	**(43.4)**	(63.2)	**(21.6)**	(35.0)	**(21.8)**	(28.2)
Operating profit (underlying*)	**328.9**	320.5	**159.2**	154.0	**169.7**	166.5
Interest payable	**(237.4)**	(230.3)	**(118.2)**	(114.9)	**(119.2)**	(115.4)
Interest receivable	**6.3**	8.6	**3.0**	2.6	**3.3**	6.0
Other finance (costs)/income	**(9.6)**	4.5	**(5.1)**	4.5	**(4.5)**	–
Net finance costs (underlying*)	**(240.7)**	(217.2)	**(120.3)**	(107.8)	**(120.4)**	(109.4)
Profit before tax (underlying*)	**88.2**	103.3	**38.9**	46.2	**49.3**	57.1
Write down of trading properties	**(4.6)**	(5.8)	**(1.6)**	(5.8)	**(3.0)**	–
Property trading profit/(loss)	**0.2**	0.3	**–**	(0.6)	**0.2**	0.9
Tax on adjusted profit	**3.0**	3.7	**2.4**	6.2	**0.6**	(2.5)
Minority interest	**4.5**	3.4	**4.8**	8.7	**(0.3)**	(5.3)
Underlying earnings (used for calculation of adjusted earnings per share)	**91.3**	104.9	**44.5**	54.7	**46.8**	50.2
Adjusted earnings per share (pence)	**18.3**	29.0	**8.9**	15.1	**11.6**	13.9

* Before property trading and valuation items.

Five year record 2005 – 2009

Balance sheet

	IFRS				
	2005 £m	2006 £m	Restated 2007 £m	2008 £m	**2009 £m**
Investment properties					
UK shopping centres	5,839.0	6,542.8	6,466.0	4,982.7	**4,604.0**
Other	1,098.8	1,644.3	2,156.8	2,091.7	**1,578.6**
	6,937.8	8,187.1	8,622.8	7,074.4	**6,182.6**
Other assets less current liabilities	(66.1)	193.4	(47.8)	(824.0)	**45.9**
Total assets less current liabilities	6,871.7	8,380.5	8,575.0	6,250.4	**6,228.5**
Long-term debt	(2,704.8)	(3,232.6)	(3,592.7)	(4,103.2)	**(3,740.1)**
Convertible bonds	(105.4)	(108.7)	(111.3)	(92.3)	**–**
Other long-term liabilities	(1,128.4)	(306.8)	(162.1)	(69.1)	**(67.3)**
Total shareholders' funds including minority interests	2,933.1	4,732.4	4,708.9	1,985.8	**2,421.1**

Income statement

	2005 £m	2006 £m	2007 £m	2008 £m	**2009 £m**
CSC	235.6	272.0	288.8	280.8	**267.3**
C&C	64.5	68.6	85.5	102.7	**103.6**
Net rental income	300.1	340.6	374.3	383.5	**370.9**
Other income/(expenses)	14.2	34.8	2.0	0.5	**6.8**
Gain/(deficit) on revaluation and sale of investment and development property	565.5	586.5	(279.1)	(2,057.0)	**(768.2)**
Loss on sale and impairment of investments	–	–	–	–	**(10.4)**
Profit on sale of subsidiary	–	–	–	0.8	**–**
Write down of trading property	–	–	–	(5.8)	**(4.6)**
Impairment of other receivables	–	–	–	–	**(12.0)**
Impairment of goodwill	–	–	–	(35.0)	**–**
Administration expenses	(29.2)	(34.2)	(45.2)	(63.2)	**(43.4)**
Operating profit/(loss)	850.6	927.7	52.0	(1,776.2)	**(460.9)**
Finance costs	(171.7)	(190.0)	(209.3)	(230.3)	**(237.4)**
Finance income	7.5	3.9	8.8	8.6	**6.3**
Other finance (costs)/income	(13.7)	(2.0)	(3.3)	0.9	**(53.6)**
Change in fair value of derivative financial instruments	(145.8)	163.5	27.0	(665.1)	**416.5**
Profit/(loss) on ordinary activities before taxation	526.9	903.1	(124.8)	(2,662.1)	**(329.1)**

Per share information

	2005	2006	2007	2008	**2009**
Earnings per share before exceptional items (adjusted)	29.8p	33.9p	36.0p	29.0p	**18.3p**
Loss/earnings per share (basic) (includes exceptional items)	114.8p	462.1p	(29.0)p	(678.1)p	**(68.1)p**
Dividends per share	28.25p	31.00p	34.10p	16.50p	**16.50p**
Net assets per share (diluted, adjusted)	1188p	1327p	1264p	745p	**464p**
Ordinary shares in issue (less treasury shares held)	335.4m	361.7m	361.5m	363.7m	**621.5m**
Ordinary shares in issue (diluted) (less treasury shares held)	352.0m	377.1m	376.4m	375.7m	**634.3m**

Management structure and advisers

Liberty International PLC
Sir Donald Gordon, President for Life

Chairman and Executive Directors
Patrick Burgess, Chairman
David Fischel, Chief Executive
Ian Durant, Finance Director
Kay Chaldecott
Ian Hawksworth

Non-Executive Directors
Graeme Gordon (Alternates – Richard Gordon, Raymond Fine)
Ian Henderson
Andrew Huntley
Michael Rapp
Rob Rowley
Neil Sachdev
Andrew Strang

Company Secretary
Susan Folger

General Corporate Counsel
Hugh Ford

Group Treasury, Tax and Accounting
Mark Kildea, Treasurer
Gary Hoskins, Head of Tax
Peter Weir, Financial Controller

Investor Relations
Kate Bowyer, Investor Relations Manager

Corporate Responsibility
Alexander Nicoll, Director of Corporate Responsibility

Information Systems
Brian Horsfield, Chief Information and Systems Officer

Registered Office
40 Broadway, London SW1H 0BT
Telephone 020 7960 1200
Facsimile 020 7960 1333

Registered Number
3685527

Website
www.liberty-international.co.uk

Auditors
PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors

Solicitors
Linklaters LLP

Property Companies

Capital Shopping Centres
Kay Chaldecott, Managing Director
Martin Ellis, Construction Director
Caroline Kirby, Property Director
Trevor Pereira, Commercial Director
Loraine Woodhouse, Finance Director

40 Broadway, London SW1H 0BT
Telephone 020 7887 4220
Facsimile 020 7887 4225
www.capital-shopping-centres.co.uk

CSC Senior Management
Jonathan Ainsley, Director of Asset Management (South)
Martin Breeden, Director of Asset Management (North)
Kate Grant, Director of Property Management
Rebecca Ryman, Interim Director of Property Management
Bob Tingle, Group Manager, Operations

General Managers

Braehead, Renfrew, Glasgow
www.braehead.co.uk
Peter Beagley 0141 885 1441

Chapelfield, Norwich
www.chapelfield.co.uk
Davina Tanner 01603 753344

The Chimes, Uxbridge
www.thechimes.uk.com
Tony Dunn 01895 819400

Eldon Square, Newcastle upon Tyne
www.eldon-square.co.uk
Tim Lamb 0191 261 1891

The Glades, Bromley
www.theglades.uk.com
Howard Oldstein 020 8313 9292

The Harlequin, Watford
www.theharlequin.uk.com
Michael Stevens 01923 250292

Lakeside, Thurrock
www.lakeside.uk.com
Paul Lancaster 01708 869933

The Mall at Cribbs Causeway, Bristol
www.mallcribbs.com
Jonathan Edwards 0117 915 5555

Manchester Arndale
www.manchesterarndale.com
Glen Barkworth 0161 833 9851

MetroCentre, Gateshead
www.metrocentre.uk.com
0191 493 0200

The Potteries, Stoke-on-Trent
www.potteries.uk.com
Paul Francis 01782 289822

St David's Centre, Cardiff
www.stdavidscardiff.com
Steven Madeley 029 2039 6041

The Victoria Centre, Nottingham
www.victoriacentre.uk.com
Richard Bowler 0115 912 1111

The Westgate Shopping Centre, Oxford
www.westgateoxford.co.uk
Brendan Hattam 01865 725455

Capital & Counties
Ian Hawksworth, Managing Director
Gary Yardley, Chief Investment Officer
Bill Black, Executive Director
Bob Tattar, Finance Director

40 Broadway, London SW1H 0BU
Telephone 020 7887 7000
Facsimile 020 7887 0000
www.capitalandcounties.com

Business Units

Covent Garden, London
Beverley Churchill, Andrew Hicks
020 7395 3765

Capital & Counties U.S.A. Inc.
Turner Newton, President
100 The Embarcadero, Suite 300
San Francisco, California, CA 94105 USA
Telephone 001 415 421 5100
Facsimile 001 415 421 6021
www.capcount-usa.com

Liberty International Construction and Development
Martin Ellis, Managing Director
Gavin Mitchell, Director
Charles Forrester, Director

40 Broadway, London SW1H 0BT
Telephone 020 7960 1200
Facsimile 020 7960 1261

Glossary

Adjusted earnings per share (EPS)
Earnings per share adjusted to exclude non-recurring and valuation items and related tax.

Adjusted, diluted net asset value per share (NAV)
NAV per share adjusted to exclude the fair value of derivative instruments and related tax and deferred tax on capital allowances and revaluation gains and to include any unrecognised post tax surplus on trading properties.

Annual property income
The Group's share of passing rent plus the external valuers' estimate of annual excess turnover rent, additional rent in respect of unsettled rent reviews and sundry income such as that from car parks and mall commercialisation.

Diluted figures
Reported amounts adjusted to include the effects of potential shares issuable under convertible bonds and employee incentive arrangements.

Earnings per share
Profit after tax divided by the weighted average number of shares in issue during the period.

EPRA
European Public Real Estate Association, the publisher of Best Practice recommendations intended to make financial statements of public real estate companies in Europe clearer, more transparent and comparable.

ERV (Estimated Rental Value)
The external valuers' estimates of the Group's share of the current annual market rent of all lettable space net of any non-recoverable charges, before bad debt provision and adjustments required by International Financial Reporting Standards regarding tenant lease incentives.

Interest Cover Ratio (ICR)
Net rental income less administration costs divided by the net finance cost excluding the change in fair value of derivatives and any exceptional finance costs.

IPD
Investment Property Databank Ltd, producer of an independent benchmark of property returns.

Interest rate swap
A derivative financial instrument enabling parties to exchange interest rate obligations for a predetermined period. These are used by the Group to convert floating rate debt to fixed rates.

Initial Yield (EPRA)
Annualised net rent (after deduction of revenue costs such as head rent, running void, service charge after shortfalls, empty rates and merchant association contribution) on investment properties expressed as a percentage of the gross market value before deduction of theoretical acquisition costs, consistent with EPRA's net initial yield.

Initial yield to the Group
Annualised net rent (as initial yield (EPRA)) on investment properties expressed as a percentage of the net market value, representing the yield that would be forgone by the Group were the asset to be sold.

Like-for-like properties
Investment properties which have been owned throughout both periods without significant capital expenditure in either period, so both income and capital can be compared on a like-for-like basis. For the purposes of comparison of capital values, this will also include assets owned at the previous reporting period end but not throughout the prior period.

Loan to Value (LTV)
LTV is the ratio of attributable debt to the market value of an investment property.

Net asset value (NAV) per share
Net assets attributable to equity shareholders divided by the number of ordinary shares in issue at the period end.

Nominal equivalent yield
Effective annual yield to a purchaser from the assets individually at market value after taking account of notional acquisition costs assuming rent is receivable annually in arrears, reflecting estimated rental values (ERV) but disregarding potential changes in market rents.

Occupancy rate
The passing rent of let and under offer units expressed as a percentage of the passing rent of let and under offer units plus ERV of un-let units, excluding development and recently completed properties and treating units let to tenants in administration as un-let.

Passing rent
The Group's share of contracted annual rents receivable at the balance sheet date. This takes no account of accounting adjustments made in respect of rent free periods or tenant incentives, the reclassification of certain lease payments as finance charges or any irrecoverable costs and expenses, and does not include excess turnover rent, additional rent in respect of unsettled rent reviews or sundry income such as from car parks etc. Contracted annual rents in respect of tenants in administration are excluded.

Property Income Distribution (PID)
A dividend by a REIT to its shareholders paid from the tax exempt profits of its UK property rental business. These are generally subject to UK withholding tax at the basic rate of income tax, although certain classes of shareholder may qualify to receive the dividend gross. The company can in addition make normal (non-PID) dividend payments which are not subject to UK withholding tax.

Underlying profit before tax
Profit before taxation after excluding amortisation of intangible assets and impairment charges, net valuation gains/losses (including profits/losses on disposals), net refinancing charges and swap close out costs.

Real Estate Investment Trust (REIT)
A listed property company which qualifies for and has elected into a tax regime which exempts qualifying UK property rental income and gains on investment property disposals from corporation tax.

Tenant (or lease) incentives
Any incentives offered to occupiers to enter into a lease. Typically incentives are in the form of an initial rent free period and/or a cash contribution to fit-out the premises. Under International Financial Reporting Standards the value of incentives granted to tenants is amortised through the income statement on a straight-line basis to the earliest lease termination date.

Trading properties
Properties held for trading purposes and shown as current assets in the balance sheet.

Yield shift
A movement (usually expressed in basis points) in the nominal equivalent yield of a property asset.

Dividends

The Directors of Liberty International PLC have proposed a final dividend per ordinary share (ISIN GB0006834344) of 11.5 pence (2008 – nil) to bring the total dividend per ordinary share for the year to 16.5 pence (2008 – 16.5 pence).

This dividend will be partly paid as a Property Income Distribution ("PID") with a gross value of 8.5 pence per share and partly paid as a non-PID with a value of 3.0 pence per share. The PID element will be subject to deduction of a 20 per cent withholding tax unless exemptions apply (please refer to the Special note below). The non-PID element will be treated as an ordinary UK company dividend.

The following are the salient dates for the payment of the proposed final dividend:

Thursday 6 May 2010
Sterling/Rand exchange rate struck

Friday 7 May 2010
Sterling/Rand exchange rate and dividend amount in SA currency announced

Monday 17 May 2010
Ordinary shares listed ex-dividend on the Johannesburg Stock Exchange

Wednesday 19 May 2010
Ordinary shares listed ex-dividend on the London Stock Exchange

Friday 21 May 2010
Record date for 2009 final dividend in London and Johannesburg

Wednesday 9 June 2010
Dividend payment day for shareholders

(Note: Payment to ADR holders will be made on 23 June 2010)

South African shareholders should note that, in accordance with the requirements of Strate, the last day to trade cum-dividend will be Friday 14 May 2010 and that no dematerialisation or rematerialisation of shares will be possible from Monday 17 May to Friday 21 May 2010 inclusive. No transfers between the UK and South African registers may take place from Thursday 6 May to Sunday 23 May 2010 inclusive.

PID Special note:

The following applies to the PID element only of the 2009 Final Dividend:

UK shareholders: For those who are eligible for exemption from the 20 per cent withholding tax and have not previously registered for exemption, an HM Revenue & Customs ("HMRC") Tax Exemption Declaration is available for download from the "Investors" section of the Liberty International website (www.liberty–international.co.uk), or on request to our UK registrars, Capita Registrars. Validly completed forms must be received by Capita Registrars no later than the Record Date, Friday 21 May 2010, otherwise the dividend will be paid after deduction of tax.

South African and other non-UK shareholders: South African shareholders may apply to HMRC after payment of the dividend for a refund of the difference between the 20 per cent withholding tax and the UK/South African double taxation treaty rate of 15 per cent. Other non-UK shareholders may be able to make similar claims. Refund application forms for all non-UK shareholders are available for download from the "Investors" section of the Liberty International website (www.liberty-international.co.uk), or on request to our SA registrars, Computershare, or HMRC. Refunds are not claimable from Liberty International, the South African Revenue Service or other national authorities, only from the UK's HMRC.

For South African shareholders, a helpline for questions relating to the withholding tax is available until 31 July 2010 on 086 110 0915 (+27 11 373 0056 if calling from outside South Africa). Calls from within South Africa are toll-free.

The above does not constitute advice and shareholders should seek their own professional guidance. Liberty International does not accept liability for any loss suffered arising from reliance on the above.

Designed and produced by **Radley Yeldar** www.ry.com

Shareholder information

Registrars

All enquiries concerning shares or shareholdings, including notification of change of address, queries regarding loss of a share certificate and dividend payments should be addressed to:

For shareholders registered in the UK:

Capita Registrars The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone 0871 664 0300 (calls cost 10p per minute plus network extras; lines are open 8.30 am – 5.30 pm Monday – Friday) (within UK)
+44 20 8639 3399 (outside UK)
Facsimile 020 8639 2342
Email: ssd@capitaregistrars.com
www.capitaregistrars.com

For shareholders registered in South Africa:

Computershare Investor Services (Pty) Ltd
70 Marshall Street, Johannesburg 2001
South Africa
Postal address:
PO Box 61051
Marshalltown 2107, South Africa
Telephone +27 11 370 5000
Facsimile +27 11 688 5200
www.computershare.com

For shareholders holding American Depositary Receipts:

The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh
PA 15252-8516
Freephone number within USA:
1-877-353-1154
Telephone number outside USA:
+1-201-680-6825
Email shrrelations@bnymellon.com
http://www.bnymellon.com/shareowner

Payment of dividends

Shareholders who wish to have their dividends paid directly into a bank or building society account should complete a mandate form available from the appropriate registrars.

Share price information

The latest information on the Liberty International PLC share price is available on the website www.liberty-international.co.uk

Web-based enquiry service for shareholders

Found at www.capitashareportal.com, shareholders registered in the UK can use this service to obtain details of their shareholdings and dividends. The shareholder's surname, Investor Code (found on any correspondence from registrars) and postcode are required to use this service. Shareholders may also use this service to amend or change their address and dividend mandate details.

Share dealing

Existing UK shareholders may trade Liberty International PLC shares through Capita Share Dealing Services who provide an easy to use, real-time online, telephone and postal dealing service.
www.capitadeal.com telephone:
0871 664 0364 (calls cost 10p per minute plus network extras; lines are open 8.00 am – 5.30 pm Monday – Friday) (within UK)
1 890 946 375 (Ireland)
+44 20 3367 2686 (outside UK)

Electronic communication

Shareholders' consent to send or supply communications to shareholders via the company's website was received at the Annual General Meeting in April 2007. The company will now be supplying information such as the Annual and Interim Report via the website to shareholders who have consented to such communication. Shareholders will be notified by email or post when new information is available on the website.

Shareholders can at any time revoke a previous instruction in order to receive hard copies of shareholder information.

UK shareholders may register to receive communications electronically by logging on to the website of the UK Registrars (www.capitashareportal.com) and following the instructions given to register an email address. Once registered, shareholders are sent a "Notice of Availability" email highlighting that the Annual Report, Interim Report or Notice is available for viewing on the website.

This report contains "forward-looking statements" regarding the belief or current expectations of Liberty International PLC, its directors and other members of its senior management about Liberty International PLC's businesses, financial performance and results of operations. Generally, words such as, but not limited to, "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Liberty International PLC and are difficult to predict, that may cause actual results, performance or developments to differ materially from any future results, performance or developments expressed or implied by the forward-looking statements. These forward-looking statements speak only as at the date of this report. Except as required by applicable law, Liberty International PLC expressly disclaims any obligation to update or revise any forward-looking statements contained herein to reflect any change in Liberty International PLC's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Any information contained in this report on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance.

www.liberty-international.co.uk



Liberty International PLC*

(Registered in England No 3685527)


LIBERTY
INTERNATIONAL

(*Name expected to change to Capital Shopping Centres Group PLC on 7 May 2010)

Notice of meeting

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, it is recommended that you seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, in the case of shareholders registered on the United Kingdom section of the share register, is authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Liberty International PLC, please forward this document to the purchaser or transferee, or to the bank, stockbroker or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee.

Directors:

D.P.H. Burgess MBE, Chairman
D.A. Fischel, Chief Executive
I.C. Durant, Finance Director
K.E. Chaldecott
I.D. Hawksworth
G.J. Gordon (alternates: R.M. Gordon and G.R. Fine)
I.J. Henderson CBE
A.J.M. Huntley
M. Rapp
R.O. Rowley
N. Sachdev
A.D. Strang

Registered Office:
40 Broadway
London SW1H 0BT

23 April 2010

Liberty International PLC
Annual General Meeting

To the holders of ordinary shares and, for information only, to the holders of options under the company's share option schemes and to the Trustee of the 3.95 per cent convertible bonds due 2010.

Please note: *This document has been issued prior to 7 May 2010 on which date it is expected that the Company will change its name to Capital Shopping Centres Group PLC on the demerger of the Capital & Counties business announced on 9 March 2010 (the "**Demerger**") becoming unconditional. The resolutions concerning certain Directors' appointments as identified below will also be affected by the Demerger becoming effective.*

Dear Shareholder

Annual General Meeting – Wednesday 2 June 2010 ("AGM")

The Notice convening the 2010 Annual General Meeting is set out on pages 4 to 7 of this document. For information on how to vote at the Annual General Meeting please refer to "Action to be taken" on page 3.

The Annual Report for the company's accounting year ended 31 December 2009 contains information relevant to this meeting. Shareholders who have elected to receive information from the company in hard copy have received this document with the 2009 Annual Report, whilst shareholders receiving information electronically will be viewing this document on Liberty International's website (www.liberty-international.co.uk) which also carries the 2009 Annual Report.

AGM Ordinary Business

Resolutions numbered 1 to 11 refer to items of ordinary business: to receive the accounts and the reports of the Directors and the Auditors for 2009, to declare a final dividend, to elect and re-elect certain Directors and to re-appoint the Auditors.

Election and re-election of Directors

We are pleased to propose the election of Andrew Huntley and Andrew Strang as Directors who have been appointed since the last Annual General Meeting, the election of John Abel as a Director with effect from this Annual General Meeting, and the re-election of Neil Sachdev and myself, Patrick Burgess, as Directors who are due to retire in accordance with the company's Articles of Association.

Michael Rapp will be retiring at the conclusion of the Annual General Meeting, having completed 23 years' service as a Director.

The Board is pleased to recommend the election of John Abel as a Non-Executive Director. John will become Chairman of the Investment Committee in place of Michael Rapp and his shopping centre industry experience will be invaluable to the Board.

As announced on 9 March 2010, in connection with the Demerger and subject to the court approval of the associated reduction in the company's share capital, Ian Hawksworth and Graeme Gordon will resign as Directors of the company on completion of the proposed Demerger and Richard Gordon will be appointed a Non-Executive Director. Accordingly, the Board is also pleased to propose the election of Richard Gordon as a Non-Executive Director (assuming the Demerger and his appointment as a Director have occurred prior to the AGM).

Resolutions for the re-election of Ian Hawksworth (to retire in accordance with the Articles) and Graeme Gordon (annual re-election, having served for more then 9 years) have been included in the business of the AGM, but these resolutions will not be proposed if, as expected, the Demerger becomes effective prior to the AGM.

Following a recent formal performance review of all Directors (other than John Abel and Richard Gordon), I am pleased to confirm that the Board considers that each Director reviewed and offering himself for election or re-election continues to make a valuable contribution to the Board's deliberations and continues to demonstrate commitment.

The remaining Directors therefore unanimously recommend that all Directors standing be elected or re-elected. Brief biographies of those Directors who are seeking election or re-election are set out on page 8 of this Notice of Annual General Meeting.

Re-appointment of Auditors

The Board, on the recommendation of the Audit Committee, recommends the re-appointment of PricewaterhouseCoopers LLP as Auditors to hold office until the next general meeting of the company at which accounts are laid.

Special business

There are six resolutions, numbered 12 to 17, which will be considered as special business at the AGM. Further information relating to each of these resolutions is set out as follows:

Resolution 12 (ordinary resolution) Approval of the Directors' remuneration report

Shareholders are invited to approve the Directors' remuneration report, which is included in the Annual Report and provides details of the group's remuneration policy for Directors and Senior Executives. In accordance with company law, the vote on this resolution is advisory and no Director's remuneration is conditional upon the passing of this resolution.

Resolutions 13 and 14 Directors' authority to allot equity securities and disapplication of pre-emption rights

Under the Companies Act 2006 (the "**Act**") the directors of a company may only allot unissued shares if authorised to do so by the shareholders in general meeting.

Resolution 13 (ordinary resolution) empowers the Directors for the purposes of Section 551 of the Act to allot new shares and grant rights to subscribe for, or convert other securities into, shares of the company up to £103,638,083.50 in nominal amount, being 33.3 per cent of the existing share capital (excluding treasury shares) of the company.

If the resolution is passed the authority will expire on 30 June 2011 or at the end of the Annual General Meeting in 2011, whichever is earlier.

Under current UK institutional shareholder guidance, a UK listed company may seek authority to allot further shares up to 66.6 per cent of its current issued share capital for a fully pre-emptive rights issue. However, in the light of the 2009 capital raisings, the company is limiting the proposed authority to 33.3 per cent of the company's current issued share capital. The Board believes this should provide the company with sufficient flexibility and headroom to react to opportunities which may arise.

Other than under the share option schemes operated by the company or on conversion of the company's convertible bonds, the Directors have no present intention to issue further ordinary shares.

In addition to this authority, as at 16 April 2010, 1,050,000 treasury shares (approximately 0.17 per cent of the existing share capital) are held by the company which may at the discretion of the Directors be resold for cash, transferred in connection with an employee share scheme or cancelled.

Resolution 14 (special resolution) empowers the Directors to allot new shares and other equity securities or sell treasury shares for cash (other than in connection with an employee share scheme) otherwise than on a pro rata basis to the company's shareholders, as if Section 561 of the Act did not apply.

Section 561 of the Act requires that a company issuing shares for cash must first offer them to existing shareholders. Resolution 14 authorises the Directors to allot new shares pursuant to the authority given by Resolution 13 or sell treasury shares for cash in connection with a pre-emptive offer or rights issue or otherwise up to an aggregate nominal amount of £15,571,962.50 (31,143,925 ordinary shares) representing 5 per cent of the existing share capital (including treasury shares) of the company, without the shares first being offered to existing shareholders in proportion to their existing holdings.

Resolution 15 (special resolution)
Purchase of own shares
A special resolution is proposed to grant the company authority to purchase its own ordinary shares in the market.

The Directors will seek authority, to expire on 30 June 2011 or at the end of the Annual General Meeting in 2011, whichever is earlier, for the company to purchase its own ordinary shares in the market up to a maximum of 62,182,850 ordinary shares having an aggregate nominal value of £31,091,425, being 10 per cent of the existing ordinary share capital (excluding treasury shares) in issue.

The company's exercise of this authority is subject to the stated upper and lower limits on the price payable.

As required to be stated under the UKLA Listing Rules, as at 16 April 2010 (being the latest practicable date prior to the publication of this Notice), there were options outstanding to subscribe for 4,198,273 ordinary shares (of which 116,042 shares are held, as at 16 April 2010, in the company's Employee Share Ownership Plan). In addition, there were £79.044 million of 3.95 per cent convertible bonds which, if fully converted, would result in the issue of 11,164,407 ordinary shares, based on the current conversion price of £7.08 per share.

If the outstanding options and the bonds were fully exercised or converted, they would represent 2.47 per cent of the existing 621,828,501 ordinary shares (excluding treasury shares) of the company. If the buyback authority were exercised in full, that percentage would be 2.75 per cent of the reduced share capital (excluding treasury shares) of 559,645,651 shares.

The Directors consider it desirable and in the company's interests for shareholders to grant to the company authority to exercise this power, within certain limits, to enable the company to purchase its own ordinary shares. This authority would only be exercised if and when conditions are favourable, with a view to enhancing net asset value per share.

Any shares purchased would be held as treasury shares which may, at the discretion of the Directors, be resold for cash, transferred in connection with an employee share scheme, or cancelled. No dividends will be paid on and no voting rights will be exercised in respect of treasury shares.

Resolution 16 (special resolution)
Notice of general meetings
Under the Shareholder's Rights Directive (2007/36/EC), implemented in the UK and effective from August 2009, the notice period for general meetings of the company was increased to 21 clear days unless the shareholders agree to a shorter notice period. Under its Articles, the company is able to call general meetings (other than an Annual General Meeting) on 14 clear days' notice and would like to preserve this ability.

Resolution 16 seeks shareholders' approval to do this, which will be effective until the company's next Annual General Meeting, when it is intended that a similar resolution will be proposed. The shorter notice period would not be used as a matter of routine for such meetings, but only where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. The company will also need to meet the requirements for electronic voting under the Directive before it can call a general meeting on 14 clear days' notice.

Resolution 17 (special resolution)
Adoption of new Articles of Association
Following full implementation in 2009 of the Companies Act 2006 and the Shareholders Rights Directive, it is proposed that the company's Articles of Association (the "**Current Articles**") be revised (the "**New Articles**") to ensure consistency with current legislation.

The suspension to the consent limit on the Directors' borrowing powers approved at the Extraordinary General Meeting of the company held on 1 April 2009 until the conclusion of the company's Annual General Meeting in 2011 will, however, be preserved.

The changes introduced in the New Articles are summarised in Appendix 1.

Documents available for inspection
Copies of the New Articles as proposed will be available for inspection at the registered office of the company at 40 Broadway, London SW1H 0BT and at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to the date of the AGM. The Articles of Association as amended may also be inspected at the place of the AGM at least 15 minutes prior to, and during, the meeting.

Action to be taken
Whether or not shareholders propose to attend the AGM, it is important that they complete, sign and return a form of proxy or vote electronically as set out below. The completion and return of a form of proxy in hard copy or voting electronically will not prevent you from attending and voting at the AGM in person if you wish.

To be valid, the form of proxy must be lodged with the company's registrars by not later than 12 noon (London time) on 31 May 2010.

Shareholders receiving hard copies of this document or a postal alert will also have received a form of proxy for voting at the AGM. For other shareholders, a form of proxy is available for download from the Liberty International website (www.liberty-international.co.uk).

Shareholders registered on the United Kingdom section of the register should return the form of proxy to the reply-paid address shown on the form of proxy or as instructed on the downloaded proxy or, for personal delivery, to Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, or, alternatively may give their instructions electronically via the registrar's website: www.capitashareportal.com. If their shares are held in CREST, they may if preferred give instructions electronically via CREST as detailed in the notes to the Notice of Annual General Meeting on page 7.

Shareholders registered on the South African section of the register should return the form of proxy to the reply-paid address shown on the form of proxy or as instructed on the downloaded proxy or, for personal delivery, to Computershare Investor Services (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001, South Africa, unless the shares are held through a Central Securities Depositary Participant (CSDP) or broker, in which case the proxy voting instruction is to be provided to the CSDP or broker (as applicable) in sufficient time to permit the CSDP or broker to advise the registrar no later than 48 hours before the meeting. Please contact your CSDP or broker for advice as to any earlier final dates for lodgement.

Recommendation
The Directors consider the above proposals to be in the best interests of the company and its shareholders as a whole and unanimously recommend that shareholders vote in favour of all the resolutions, as the Directors intend to do in respect of their own shareholdings (beneficial or otherwise), amounting in aggregate to 2,980,743 ordinary shares, representing approximately 0.5 per cent of the existing issued ordinary share capital of the company.

Yours faithfully



Patrick Burgess

Chairman

Notice of meeting

Notice is hereby given that the Annual General Meeting of Liberty International PLC will be held at One Whitehall Place, London SW1A 2HD, United Kingdom on Wednesday 2 June 2010 at 12 noon (London time) for the following purposes:

Ordinary Business

1. To receive the accounts and the reports of the Directors and the Auditors for the year ended 31 December 2009.
2. To declare a final dividend for the year ended 31 December 2009 of 11.5p per ordinary share.
3. To elect Mr A.J.M. Huntley as a Director (Non-Executive).
4. To elect Mr A.D. Strang as a Director (Non-Executive).
5. To elect Mr J.G. Abel as a Director (Non-Executive).
6. If Mr R.M. Gordon has been appointed as a Director prior to the Annual General Meeting, to elect Mr R.M. Gordon as a director (Non-Executive).
7. To re-elect Mr D.P.H. Burgess as a Director (Chairman).
8. To re-elect Mr N. Sachdev as a Director (Non-Executive).
9. If Mr I.D. Hawksworth has not resigned as a Director prior to the Annual General Meeting, to re-elect Mr I.D. Hawksworth as a Director.
10. If Mr G.J. Gordon has not resigned as Director prior to the Annual General Meeting, to re-elect Mr G.J. Gordon as a Director (Non-Executive, more than nine years' service).
11. To re-appoint PricewaterhouseCoopers LLP as Auditors of the company to hold office until the conclusion of the next general meeting at which accounts are laid before the company and to authorise the Audit Committee of the Board to determine their remuneration.

Special Business

To consider and, if thought appropriate, pass the following resolutions:

As an Ordinary Resolution:

12. THAT the Directors' remuneration report for the year ended 31 December 2009 be approved.

As an Ordinary Resolution:

13. THAT the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the company to allot shares or grant rights to subscribe for or to convert any security into shares up to a nominal amount of £103,638,083.50, such authority to apply in substitution for all previous authorities pursuant to Section 80 of the Companies Act 1985 and to expire at the end of the next Annual General Meeting or on 30 June 2011, whichever is the earlier, but so that the company may make offers and enter into agreements during the relevant period which would, or might, require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after the authority ends.

As a Special Resolution:

14. THAT subject to the passing of Resolution 13 above, the Directors be empowered to allot equity securities (as defined in Section 560(1) of the Companies Act 2006) wholly for cash pursuant to the authority given by Resolution 13 above or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006, in each case:

    (i) in connection with a pre-emptive offer; and

    (ii) otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount of £15,571,962.50;

    as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment;

    such power to expire at the end of the next Annual General Meeting or on 30 June 2011, whichever is the earlier, but so that the company may make offers and enter into agreements during this period which would, or might, require equity securities to be allotted after the power ends.

    For the purposes of this Resolution:

    (a) **"pre-emptive offer"** means an offer of equity securities open for acceptance for a period fixed by the Directors to (a) holders (other than the company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings and (b) other persons so entitled by virtue of the rights attaching to any other securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory;

(b) references to an allotment of equity securities shall include a sale of treasury shares; and

(c) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the company, the nominal amount of such shares which may be allotted pursuant to such rights.

As a Special Resolution:

15. THAT the company is hereby unconditionally and generally authorised for the purpose of Section 701 of the Companies Act 2006 to make market purchases (as defined in Section 693 of that Act) of ordinary shares of 50p each in the capital of the company provided that:

(i) the maximum number of shares which may be purchased is 62,182,850;

(ii) the minimum price which may be paid for each share is 50p;

(iii) the maximum price which may be paid for a share is an amount equal to the higher of (a) 105 per cent of the average of the closing price of the company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased or (b) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buy-back programmes and stabilisation of financial instruments (No 2273/2003); and

(iv) this authority shall expire at the conclusion of the Annual General Meeting of the company to be held in 2011 or on 30 June 2011, whichever is the earlier, (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

As a Special Resolution:

16. THAT until the conclusion of the Annual General Meeting of the company to be held in 2011 or on 30 June 2011, whichever is the earlier, a general meeting other than an Annual General Meeting may be called on not less than 14 clear days' notice and the relevant provisions of the Shareholder's Rights Directive (2007/36/EC) be disapplied.

As a Special Resolution:

17. THAT with effect from close of this Annual General Meeting, the new Articles of Association produced at the meeting and initialled by the Chairman for the purpose of identification, be adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the existing Articles of Association save that the consent given to the Directors pursuant to the ordinary resolution in relation to the company's borrowing limit set out in Article 115.2 of the company's existing Articles of Association, passed at the Extraordinary General Meeting of the company held on 1 April 2009, shall be deemed to apply to Article 107.2 of the new Articles of Association.

By Order of the Board

Susan Folger
Company Secretary

23 April 2010

Notes:

1. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him or her. A proxy need not be a member of the company but must attend the meeting to represent you. If you appoint more than one proxy, each proxy must be appointed to exercise the right attached to a different share or shares held by you. A form of proxy is enclosed for use by shareholders.

   In order to be valid, a form of proxy must be returned by one of the following methods:

   - In hard copy form by post, by courier or by hand to the appropriate company registrar; in the case of members on the Liberty International UK Register, to Capita Registrars Limited, Proxies, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom and, in the case of members on the Liberty International SA Register, to Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107, South Africa); or

- Electronically for members on the UK section of the register through the UK registrar's website: www.capitashareportal.com; or
- For members on the South African section of the register only, to the South African registrar by fax to +27 (0)11 688 5238 or by email to proxy@computershare.co.za; or
- In the case of CREST members, by utilising the procedure set out below under the heading "FOR CREST MEMBERS ONLY"; or
- In the case of Strate members holding their shares through a CSDP or broker, by providing the proxy voting instruction to the CSDP or broker (as applicable). Strate members holding their shares through a CSDP or broker must advise their CSDP or broker if they wish to attend the Annual General Meeting or send a proxy to represent them at the Annual General Meeting. Their CSDP or broker will issue them with the necessary letter of authority to attend or be represented at the Annual General Meeting. If they do not wish to attend the Annual General Meeting, but wish to cast their votes, they should provide their CSDP or broker with their voting instructions. In the absence of such instructions, their CSDP or broker will be obliged to vote in accordance with the instructions contained in the custody agreement mandate between them and their CSDP or broker.
- To be valid, proxies must be received no later than 48 hours before the time of the Annual General Meeting or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting. Where shares are held by a CSDP or broker, proxy voting instructions must be provided in sufficient time to permit the CSDP or broker to advise the registrar no later than 48 hours before the time of the Annual General Meeting or any adjournment thereof. Please contact your CSDP or broker for advice as to any earlier final dates for lodgement. Appointment of a proxy does not preclude a shareholder from attending the Annual General Meeting and voting in person.

2. The company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered on the register of members of the company as at 6 pm on the day that is two days before the day of the Annual General Meeting shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their name at that time or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting (as the case may be). In each case, changes to entries on the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the meeting.
3. Copies of all letters of appointment between the company and its Non-Executive Directors and the proposed amendments to the Articles of Association are available for inspection at the registered office of the company and at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ during normal business hours, and will be available for inspection at the place of the meeting, One Whitehall Place, London, SW1A 2HD, United Kingdom at least 15 minutes prior to the commencement of, and during the continuance of, the Annual General Meeting.
4. The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the company in accordance with Section 146 of the Companies Act 2006 ("**nominated persons**"). Nominated persons may have a right under an agreement with the member who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.
5. Holders of ordinary shares are entitled to attend and vote at general meetings of the company. The total number of issued ordinary shares in the company on 16 April 2010, which is the latest practicable date before the publication of this document, is 622,878,501. The company holds 1,050,000 ordinary shares in treasury. Therefore, the total number of votes exercisable as at 16 April 2010 is 621,828,501. On a vote by show of hands every member who is present has one vote. On a poll vote every member who is present in person or by proxy has one vote for every ordinary share of which he or she is the holder.
6. Shareholders should note that it is possible that, pursuant to requests made by shareholders of the company under Section 527 of the Companies Act 2006, the company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of the company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Annual General Meeting; or (ii) any circumstance connected with an auditor of the company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Annual General Meeting includes any statement that the company has been required under Section 527 of the Companies Act 2006 to publish on a website.
7. Any corporation which is a member can appoint one or more corporate representatives who may exercise on such corporation's behalf all of its powers as a member provided that they do not do so in relation to the same shares.
8. Any member attending the meeting has the right to ask questions. The company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the company or good order of the meeting that the question be answered.
9. A copy of this notice and other information required by Section 311A of the Companies Act 2006 can be found at www.liberty-international.co.uk.

FOR CREST MEMBERS ONLY:

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 2 June 2010 and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "**CREST Proxy Instruction**") must be properly authenticated in accordance with Euroclear UK & Ireland's (EUI) specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in this notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to a proxy appointed through CREST should be communicated to it by other means. The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s)), to procure that his or her CREST sponsor or voting service provider(s) take(s) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Directors' biographies
in respect of the Directors seeking election and re-election at the AGM

Andrew Huntley age 71
Non-Executive Director
Andrew Huntley was appointed a Non-Executive Director of Liberty International in July 2009. He is a chartered surveyor whose career with Richard Ellis commenced some 40 years ago. He was chairman of Richard Ellis from 1993 until 2002. He was a non-executive director at Pillar Property PLC from 2000 to 2005 and is currently non-executive chairman of Panceltica Holdings Limited and a non-executive director of Catella Property Group, Miller Group Limited and The Real Office Group Limited. On the Demerger becoming effective, Mr Huntley is to be appointed a Non-Executive Director of Capital & Counties Properties PLC. He will continue as a Director of Capital Shopping Centres Group PLC.
Member of the Investment Committee

Andrew Strang age 57
Non-Executive Director
Andrew Strang was appointed a Non-Executive Director of Liberty International in July 2009. Mr Strang was the managing director of Threadneedle Property Investments Limited until January 2008. He is chairman of Hermes Real Estate Investment Management Limited, a director of the British Property Federation and a consultant to Arbuthnot Real Estate Investment Management Limited. He is a chartered surveyor, having started his career with Richard Ellis 30 years ago. On the Demerger becoming effective, Mr Strang is to be appointed a Non-Executive Director of Capital & Counties Properties PLC. He will continue as a Director of Capital Shopping Centres Group PLC.

Member of the Audit and Investment Committees.

John Abel age 65
Non-Executive Director
John Abel joined the Liberty International group in 1972 and was appointed an Executive Director in 2000. He was appointed as a director of Capital Shopping Centres in 1994 and managing director in 2001. He retired as managing director of Capital Shopping Centres in 2005 but continued as a Non-Executive Director of Liberty International PLC until December 2008. It is proposed that he will rejoin the Board as a Non-Executive Director at the 2010 Annual General Meeting.
Member of the Investment Committee.

Richard Gordon age 51*
Non-Executive Director
Richard Gordon is to be appointed as a Non-Executive Director of Liberty International PLC (which will change its name to Capital Shopping Centres Group PLC) upon completion of the Demerger. He is the son of the Company's President for Life, Sir Donald Gordon, and will represent the Gordon Family Interests on the board of Capital Shopping Centres Group PLC. He was a non-executive director of Capital Shopping Centres PLC between 1996 and 2006, and was appointed as an alternate director in respect of Graeme Gordon's directorship of Liberty International in 2001.

Patrick Burgess MBE age 65
Chairman
Patrick Burgess MBE was appointed a Non-Executive Director of Liberty International in 2001 and Chairman in August 2008. He was a partner of the law firm, Gouldens, from 1974, serving as senior partner for six years, culminating with the merger of Gouldens with Jones Day in 2003 from whom he retired in 2007. He is also a non-executive director of Standard Bank PLC. On the Demerger becoming effective, Mr Burgess will continue as Chairman of Capital Shopping Centres Group PLC.
Member of the Investment Committee; Chairman of the Nomination & Review and Corporate Responsibility Committees.

Neil Sachdev age 51
Non-Executive Director
Neil Sachdev was appointed a Non-Executive Director of Liberty International in November 2006. He was previously property director for Tesco plc, which he joined in 1978. Neil Sachdev became commercial director for J Sainsbury Plc in March 2007. On the Demerger becoming effective, he will continue as a Director of Capital Shopping Centres Group PLC.

Member of the Audit and Remuneration Committees.

The following Directors will not stand for re-election if the Demerger becomes effective prior to the AGM:

Ian Hawksworth age 44
Executive Director
Ian Hawksworth joined Liberty International in 2006. After 14 years in Hong Kong, the last 10 years of which were as a director of Hongkong Land Limited responsible for commercial property, he was appointed as managing director of the Capital & Counties business and as a director of Liberty International in September 2006. He is also a non-executive director of AIM-listed Japan Residential Investment Company. On the Demerger becoming effective, Mr Hawksworth will resign as a Director of Liberty International and will not stand for re-election at the AGM. He will be Chief Executive of Capital & Counties Properties PLC.

Member of the Investment and Executive Committees.

Graeme Gordon age 46
Non-Executive Director
Graeme Gordon was appointed a Non-Executive Director of Liberty International in 1996. He is the son of Liberty International's President for Life, Sir Donald Gordon. On the Demerger becoming effective, he will resign as a Director of Liberty International and will not stand for re-election at the AGM. He will be a Non-Executive Director of Capital & Counties Properties PLC.

NB Ages shown are as at date of notice.

* The resolution to elect Richard Gordon as a Director shall only be proposed if the Demerger and his appointment as Director have occurred prior to the AGM.

Appendix 1

Summary of proposed amendments to be made to the Articles of Association (which, if approved, will come into force from the close of the Annual General Meeting to be held on 2 June 2010).

1. **Articles which duplicate statutory provisions**
   Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 or other legislation are in the main to be removed in the New Articles or otherwise amended to bring them into line with the Companies Act 2006. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution.

   For instance, under the Companies Act 1985, a company required specific enabling provisions in its articles to purchase its own shares, to consolidate or subdivide its shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Current Articles include these enabling provisions. Under the Companies Act 2006 a company will only require shareholder authority to do any of these things and it will no longer be necessary for articles to contain enabling provisions. Accordingly the relevant enabling provisions have been removed in the New Articles.

2. **Change of name**
   Under the Companies Act 1985, a company could only change its name by special resolution. Under the Companies Act 2006 a company will be able to change its name by other means provided for by its articles. To take advantage of this provision, the New Articles enable the Directors to pass a resolution to change the company's name.

3. **Redeemable shares**
   Under the Companies Act 1985, if a company wished to issue redeemable shares, it had to include in its articles the terms and manner of redemption. The Companies Act 2006 enables Directors to determine such matters instead provided they are so authorised by the articles. The New Articles contain such an authorisation. The company has no plans to issue redeemable shares, other than in connection with the Demerger, but if it did so the Directors would need shareholders' authority to issue new shares in the usual way.

4. **Fractional entitlements**
   If, following a consolidation or subdivision, a member is entitled to a fraction of a share the Directors have power to sell those fractions and distribute the proceeds to the entitled members.

   A new provision is proposed so that if the entitlement is less than a nominal amount to be decided by the Directors, the Directors may give that amount to charity rather than giving it to the entitled member or retaining it for the company's benefit. This is in line with the model articles for public companies produced by the Department for Business, Innovation and Skills and ensures that the Directors are not obliged to distribute nominal sums to members where the cost of doing so might be greater than the amount to be distributed.

5. **Provision for employees on cessation of business**
   The Companies Act 2006 provides that the powers of the Directors of a company to make provision for a person employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary, may only be exercised by the Directors if they are so authorised by the company's articles or by the company in general meeting. The New Articles provide that the Directors may exercise this power.

6. **Use of seals**
The New Articles provide an alternative option for the execution of documents (other than share certificates). Under the New Articles, when the seal is affixed to a document it may be signed by one authorised person in the presence of a witness, whereas previously the requirement was for signature by either a Director and the secretary or two Directors or such other person or persons as the Directors may approve.

7. **Suspension of registration of share transfers**
The Current Articles permit the Directors to suspend the registration of transfers. Under the Companies Act 2006 share transfers must be registered as soon as practicable. The power in the Current Articles to suspend the registration of transfers is inconsistent with this requirement. Accordingly, this power has been removed in the New Articles.

8. **Voting by proxies on a show of hands**
The Shareholders' Rights Regulations have amended the Companies Act 2006 so that it now provides that each proxy appointed by a member has one vote on a show of hands unless the proxy is appointed by more than one member in which case the proxy has one vote for and one vote against if the proxy has been instructed by one or more members to vote for the resolution and by one or more members to vote against the resolution. The Current Articles have been updated to reflect these changes.

9. **Voting by Guardian**
Under the Current Articles, this provision gave the Directors discretion to allow a person appointed by the court to manage the affairs of someone suffering from a mental disorder to vote in place of that member. This provision has been removed to bring the New Articles in line with the model articles for public companies produced by the Department for Business, Innovation and Skills.

   In these circumstances the guardian or other appointed person should use their authority to appoint a proxy on behalf of the member (they could appoint themselves as proxy if they wish) and that proxy can vote.

10. **Voting record date**
Under the Companies Act 2006 as amended by the Shareholders' Rights Regulations, when the company determines the rights of members to vote at a general meeting by reference to the register not more than 48 hours before the time for the holding of the meeting, the Directors may be permitted to disregard days which are not working days. The Current Articles have been amended to reflect this provision, giving the Directors the discretion to resolve to include or disregard days which are not working days in calculating this period.

11. **Satellite meeting places**
Under the Current Articles, the company may arrange for people to take part in general meetings from overflow rooms. This provision has been replaced in the New Articles to allow for greater flexibility in being able to hold general meetings in more than one place. This will enable the company to make arrangements that will be more convenient to shareholders and will bring the New Articles in line with market practice.

12. **Chairman's casting vote**
The New Articles remove the provision giving the Chairman a casting vote in the event of an equality of votes as this is no longer permitted under the Companies Act 2006.

13. **Adjournments for lack of quorum**
Under the Companies Act 2006 as amended by the Shareholders' Rights Regulations, general meetings adjourned for lack of quorum must be held at least 10 clear days after the original meeting. The Current Articles have been changed to reflect this requirement.

Creating a Lasting Impression

Corporate Responsibility Highlights 2009


LIBERTY
INTERNATIONAL

It's good to share

The Johannesburg Stock Exchange SRI Index rigorously examines our corporate responsibility credentials across all our business activities. It is an award that reflects a significant commitment on the part of the company.

In 2009 we partnered with The Duke of Edinburgh's Award at The Potteries shopping centre. The centre, working with regional representatives of The Duke of Edinburgh's Award, created a number of innovative projects to assist participants in achieving Bronze and Silver Awards by understanding the complexities of shopping centre management and operations.

During 2009 the Chapelfield shopping centre team worked with local partners to address the needs of disadvantaged young people and help offenders in the Norwich area to rejoin the workforce. As a consequence, Chapelfield secured a coveted Community Impact Award, sponsored by Business in the Community.

Liberty International places the highest importance on the health and safety of its employees, occupiers and shoppers. Our performance is monitored by independent external advisers.


JSE
SRI INDEX

Environment



Community



People



Health & Safety

Introduction:

Bureau Veritas is satisfied that the information presented within Liberty International's 2009 CR web pages and this CR summary report is accurate, reliable, objective and a true reflection of their CR impacts and performance. For a detailed statement please go to: www.liberty-international.co.uk



BUREAU VERITAS
1828

BUREAU VERITAS

Creating value for all

The extraordinary circumstances which have faced most sectors of the UK economy, and society more widely, mean that we remain even more committed to working closely with the communities served by our businesses. We are confident that such a level of engagement creates value for all involved, which is an integral part of our approach to our enterprises. Indeed, the primary purpose of this annual Liberty International Group Corporate Responsibility (CR) Report is to highlight how everyone in the business contributes to our goal of community engagement and environmental awareness. Here, in this report, you will find evidence in the responses from a variety of local and regional stakeholders to our engagement initiatives.

Caring for the environment

As long-term owners of prime retail assets we have been able to respond better than some to current economic conditions while not losing sight of the continuing need to measure our environmental impact: seeking to reduce energy consumption as well as increasing on and off-site recycling in terms of waste streams generated at our shopping centres. The regulatory framework governing carbon emissions will tighten significantly over the next few years. The Carbon Reduction Commitment (CRC) Energy Efficiency Scheme has been designed to focus UK business on carbon reduction strategies through a new emissions trading scheme. In terms of energy use, we qualify for inclusion in the CRC and we are working closely with the Carbon Trust and other specialist environmental advisers. This enables us both to mitigate the impact of the CRC on our operating costs and generally build on the hard-won credentials which mark us out as a business which takes care of the environment in the places where we operate. This is a case that can be measured in many ways, but against all the principal benchmarks we believe we perform in the first rank.

Measuring success

We continue to be counted in the first rank in the property sector across the full range of CR measures. Our engagement with the major and respected benchmarking agencies has, once again, been productive and we remain constituent members of the BitC Corporate Responsibility Index, FTSE4Good, JSE SRI Index and the Dow Jones Sustainability Indexes. We also remain committed to the Carbon Disclosure Project and participated in the 2009 CDP survey. 2009 saw our inclusion, once again, in *The Sunday Times* list of Best Green Companies.

Putting local communities first

Our community programme based at all the CSC centres, as well as Covent Garden London (CGL) and Earls Court & Olympia; goes from strength to strength and the positive results covered in our 2009 CR Report demonstrate this. Amongst our initiatives, the first phase of CGL's project working with Catch22 and primary school children in the local area culminated in an inspiring Finals Night hosted by the London Transport Museum; while The Potteries shopping centre rolled out their new partnership with The Duke of Edinburgh's Award to help young people, undertaking their Bronze or Silver Award, to learn about shopping centre management and show them how a multi-million pound business operates. Three new community partnerships have been agreed which will commence in 2010: Victim Support (The Chimes), Create (The Harlequin) and Future Projects (Chapelfield).

Amongst other highlights during the year, CGL, in partnership with Westminster City Council, launched the community-focused Covent Guardians initiative which has put a team on the ground, working closely with the police to tackle antisocial behaviour as well as responding to visitor queries, maintaining street up-keep and assisting businesses, residents and visitors to maintain a welcoming atmosphere in and around the Covent Garden Piazza. The Covent Guardians represent the first step of CGL's planned Enhanced Visitor Experience (EVE), a scheme developed to offer assistance to visitors to the area and to improve the supervision and maintenance of the local environment.

Staff commitment

Given the demands made by the economic turbulence over the last year and the tremendous way in which everyone working for the Liberty International Group responded in order to help to keep our business moving forward, it is a further testament to staff commitment that personal volunteering and community involvement initiatives have not abated. It is pleasing to record that our Staff Recognition Fund has augmented fund-raising efforts made by a number of colleagues over the year in support of UK charities working in a variety of humanitarian fields. Both the businesses of Liberty International, CSC and C&C, have a long-term outlook. We benefit from being part of communities we seek to serve; so, we hope, do they. We recognise that in certain locations we have a responsibility to provide what is, effectively, a proxy for the town square – an approach that does us, and, we believe, those communities in which we are situated, no harm. The proposed demerger will ensure that each business will be well prepared for the growth opportunities provided by our exceptional assets. The relationships forged by both businesses with occupiers and wider groups of stakeholders in the places where our assets are located directly underpin and sustain plans for long-term, high quality growth and development.

Patrick Burgess
Chairman

Community:

Fast facts:

- **5,330**
  hours of community support
- **£1,028,000**
  community support donated by UK shopping centres and Covent Garden London
- **£309,000**
  charitable donations

Did you know?
"Our partnership with Ocean Youth Trust Scotland has enabled 36 young people from throughout Scotland to complete leadership training courses, share their experiences and encourage other young people to follow their example"

Retail Gold Stars

Retail Gold, a project to develop placement opportunities for young people undertaking BTEC First qualifications in retail, created in partnership between the Newcastle Education Business Partnership (NEBP) and Capital Shopping Centres (CSC), celebrated another successful year with an awards event at the Newcastle Civic Centre in May 2009. We were delighted to welcome the Lord Mayor and Lady Mayoress of the City of Newcastle.

Representatives of Eldon Square, Metrocentre and CSC joined staff of the NEBP to see nearly 40 young people from Gosforth High School and St Robert's of Newminster RC School receive certificates to acknowledge their successful participation in retail placements connected with their BTEC course.

Also present were representatives from local retailers, who played the crucial role in ensuring the value of Retail Gold for the young people seeking BTEC success. The hard work and commitment shown by retailers taking part was acknowledged with thanks from the representatives of CSC, Eldon Square, Metrocentre and the NEBP.


For further information
www.liberty-international.co.uk/cr


Retail
Gold


Award winners

The Duke of Edinburgh's Award

As a result of Liberty International's agreement to work with The Duke of Edinburgh's Award in 2009, we have been made a Member of The Duke of Edinburgh's Award Charter. Many thousands of young people in the UK today are failing to achieve their potential, held back by lack of opportunity, disability, exclusion, low expectations or a lack of confidence. Youth charity The Duke of Edinburgh's Award inspires over 275,000 young people per year to develop skills, fitness, compassion and initiative, and gives young people of every background the opportunity to succeed. It relies on donations and needs to raise over £100,000 per week to continue its vital work.


For further information
www.liberty-international.co.uk/cr

Panathlon Challenge

The Panathlon Foundation creates opportunities for severely disabled young people to be involved in sport. Lakeside shopping centre was asked if they wished to host an event arising from a proposal to CSC to organise a Panathlon Challenge, a competitive multi-sports event similar to a mini paralympic games, for disabled young people. The Foundation created a project working with three Essex special schools.

One of the schools, near Lakeside, Thurrock, formed a special partnership with our centre. We contributed new sports equipment for Beacon Hill School in South Ockendon. Additional support enabled many more coaching sessions in various sports for pupils of the school to take place over the summer and for its entry into the Panathlon Challenge.


For further information
www.liberty-international.co.uk/cr


Covent Garden
London

Young Enterprise in The Market

As in previous years, Covent Garden London (CGL) hosted the final of this event and this year it was even bigger! Over 1,000 students from various London boroughs took part.

Having learned about CGL's business vision for the Apple Market in the Piazza, the young entrepreneurs developed ideas to persuade CGL to let them trade a market stall. They designed their product and developed realistic pricing structures and marketing plans to identify their target markets and unique selling points. The five top teams met with market traders and presented to a judging panel. Prizes were presented to the winners and runners-up.


For further information
www.liberty-international.co.uk/cr


Young enterprise competitors

People:

Fast facts:

- **268** total number of employees
- **91%** full-time employees
- **9%** part-time employees
- **60%** of all employees are female
- **39%** of management is female

Health & Safety:

Fast facts:

- **Zero** reportable incidents among 268 staff
- **36** reportable incidents across directly managed centres and other assets

Future Projects at Chapelfield

Working with neighbours, community groups, local organisations and businesses the Chapelfield team has worked closely with disadvantaged young people to address elements of anti-social behaviour. They have created a particular connection with Future Projects, a community-based charity working with young people and adults in Norwich and the surrounding areas.

Chapelfield's contribution and involvement in a series of innovative and very successful projects which benefit both the shopping centre and the community, was recognised at the 20th Annual Eastern Daily Press Business Awards in October. The team, led by General Manager Davina Tanner, was delighted to win the Community Impact Award, sponsored by Business in the Community in association with Norse. Future Projects nominated the centre for the award, recognising the commitment the Chapelfield team displayed in their work together. The award recognises the positive impact that Chapelfield has had on the local community.

The success of the Chapelfield team has encouraged us to extend our connection with Future Projects and increase our contribution in 2010.



For further information
www.liberty-international.co.uk/cr

People add value

People are at the heart of the Earls Court & Olympia (EC&O) mission, and its Values – care, trust, respect and commitment – define the way they work. A regularly-changing team of Values Ambassadors is responsible for communicating Values activity amongst the teams, gathering feedback and taking responsibility for specific projects.

The way in which the Values are made real is exemplified in the projects launched by the Ambassadors, one of which, "Footprint in the Community" aims to leave a lasting legacy for the local community. All staff are encouraged to give their time to these projects which have included rebuilding communal areas in a local school and the conservation of woodland space near Olympia.

People who have made a particularly notable demonstration of these Values are eligible for nomination on a quarterly basis by staff members in any part of the business. Presentations of an award and either a monetary prize or additional holiday entitlement are made at EC&O's quarterly staff briefings.



For further information
www.eco.co.uk/p/sustainability/34


EC&O
Venues
leading venues for leading events

Safety first

We are passionate in our determination to achieve our ambition of providing the highest standards of health and safety in all our operations. We are acutely aware of the overriding need to offer our shopping public a secure and safe environment in which to shop. Our commitment to upholding the highest standards is underpinned by the degree of dedication that our staff put into ensuring that we are able to live up to our expectations.

In 2009 we have installed an improved online monitoring and reporting system in our directly managed shopping centres that will further refine the depth and breadth of our management of health and safety issues. In a wider sphere we work with police and industry bodies to ensure we respond effectively to heightened security alerts.



For further information
www.liberty-international.co.uk/cr



Demonstrating our values

Environment:

Fast facts:

- **96%**
  energy procured from renewable sources for directly managed shopping centres
- **5%**
  reduction in greenhouse gas emissions at our UK shopping centres
- **22,442**
  tonnes of waste handled in our UK shopping centres
- **53%**
  recycled on and off-site
- **17%**
  incinerated for energy
- **30%**
  consigned to landfill (37% – 2008; 41% – 2007; 49% – 2006)

Shrinking our footprint

Liberty International has reported year-on-year reductions in its carbon footprint for a number of years. This achievement has been delivered through the use of technology to monitor and manage energy consumption, the replacement of equipment with more energy efficient alternatives and the encouragement of colleagues, and our service delivery partners to employ good housekeeping practices whilst occupying our premises. All CSC shopping centres have been the subject of an energy audit, performed by qualified consultants. These audits have helped signpost short, medium and longer term energy-saving opportunities to ensure that year-on-year reductions in our carbon footprint can continue.

In 2010, we will be working with the Carbon Trust to achieve The Carbon Trust Standard. The Standard was launched in June 2008. It builds on other international standards for the measurement of corporate carbon emissions. A full appraisal of all of Liberty International's holdings has been carried out in readiness for the Carbon Reduction Commitment (CRC) Energy Efficiency Scheme which starts in April 2010 and a Carbon Reduction Strategy is in place. Our approach to environmental responsibility extends beyond carbon reduction. We continue to work hard to reduce the volume of waste sent to landfill and are proud to report further increases in the volume of waste sent for useful recycling.

For further information
www.liberty-international.co.uk/cr


CARBON
TRUST

Green500 Gold Award

In April 2008 Liberty International signed up to the London Green500 initiative. The Mayor of London's Energy Strategy aims for an overall CO_2 reduction of 60% by 2025. London Green500 is one of a number of London Development Agency initiatives. It is designed to target 500 of the biggest organisations in London.

We qualified to apply as we own property in London including our head office. It aims to set a global standard of environmental excellence which will set members apart as bastions of global organisational citizenship. June 2009 marked the end of the first round, in effect the analysis and judging of the efforts of those companies who have already signed up to London Green500. We are proud that we qualified for a Gold Award.


LONDON
GREEN500
GOLD
2009

For further information
www.liberty-international.co.uk/cr



Caring for our environment

Green Gym

The BTCV Green Gym concept supports environmental improvements in the local community while encouraging healthy outdoor activity. The Braehead shopping centre team supports the Linwood Green Gym and has had its enthusiastic support recognised by being a winner in the BTCV Scotland Green Heroes Awards 2009. Braehead won the Local Partnership Award category for 2009 and is committed to continuing its support of this popular community-based initiative.

Following on from the success of the Linwood programme, we are initiating another Green Gym through The Harlequin shopping centre.

Liberty International looks forward to helping to create a new Green Gym working with Watford Borough Council and BTCV to help in making environmental enhancements to the Colne River Park in Watford.

For further information
www.liberty-international.co.uk/cr


Green Gym
BTCV

Car share commitment

The Braehead shopping centre travel plan had not been completed in time for our last report. The reason for this was the extension of the plan to include a car share scheme. The Braehead team, supported by Renfrewshire Council, has now designed, organised and launched a scheme to bring together employers in and around Braehead. This covers over 6,600 employees.

Braehead has set up a link to a free website – www.braeheadcarshare.co.uk – on which workers can register their home and place of work and be put in touch with like-minded users to make arrangements for shared travel. Users can demonstrate their commitment to protecting the environment, reducing pollution and congestion on the roads, while saving money.

For further information
www.liberty-international.co.uk/cr


Braehead
Car Share

Get in touch!


LIBERTY
INTERNATIONAL




Safe and healthy cycling

Our 2009 CR Annual Report presents a wealth of information covering all our CR activities. Environmental, community and charitable action is undertaken throughout the Liberty International Group. Internal and external partnerships are the bedrock on which much of our work is grounded and the primary 'partnership' is the highly visible relationship between our wide-ranging CR engagement and the primary needs of our business. We hope that you will find much that is of interest and visit our website for the full story:
www.liberty-international.co.uk/cr


Lakeside
Lakeside
Lakeside
Lakeside
Colourful and sporty


ALBA EXPLORER
Anchors aweigh

Your feedback

We would welcome your feedback. Send your comments to:

Alexander Nicoll
Director of Corporate Responsibility
Liberty International PLC
40 Broadway
London
SW1H 0BT

alexander-nicoll@lib-int.com
020 7960 1200
www.liberty-international.co.uk/cr




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